EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2007 Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in

Canadian dollars, unless otherwise stated. Please refer to Note 26 to the 2007 Audited Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP. This MD&A, which is current as of February 20, 2008, is organized into six sections.

1	CORPORATE OVERVIEW	2	SEGMENT REVIEW	3	CONSOLIDATED LIQUIDITY AND FINANCING

2	Our Business	10	Wireless	27	Liquidity and Capital Resources

3	Our Strategy	16	Cable	30	Interest Rate and Foreign
					Exchange Management
3	Acquisitions	25	Media
				31	Outstanding Common Share Data
3	Consolidated Financial and
	Operating Results			31	Dividends and Other Payments
					on RCI Equity Securities
9	2008 Financial and
	Operating Guidance			32	Commitments and Other
					Contractual Obligations

				32	Off-Balance Sheet Arrangements

4	OPERATING ENVIRONMENT	5	ACCOUNTING POLICIES AND NON-GAAP MEASURES	6	ADDITIONAL FINANCIAL INFORMATION

33	Government Regulation and	43	Key Performance Indicators and	50	Related Party Transactions
	Regulatory Developments		Non-GAAP Measures
				51	Five-Year Summary of
36	Competition in our Businesses	45	Critical Accounting Policies		Consolidated Financial Results

37	Risks and Uncertainties Affecting	45	Critical Accounting Estimates	52	Summary of Seasonality and
	our Businesses				Quarterly Results
		47	New Accounting Standards
				54	Controls and Procedures
		49	Recent Canadian Accounting
			Pronouncements	55	Supplementary Information:
					Non-GAAP Calculations
		49	U.S. GAAP Differences

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which were reported in the following segments for the year ended December 31, 2007:

•    “Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc. (“Fido”);
•    “Cable” (formerly “Cable and Telecom”), which refers to our wholly owned cable television subsidiaries, including Rogers Cable Communications Inc. (“RCCI”). In January 2007, we completed an internal reorganization whereby the Cable and Internet and Rogers Home Phone segments were combined into one segment known as Cable Operations. As a result, beginning in 2007, the Cable segment consists of the following segments: Cable Operations, Rogers Business Solutions (“RBS”) and Rogers Retail. Comparative figures have been reclassified to conform to this new segment reporting; and

•    “Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns Rogers Sportsnet, a group of AM and FM Radio stations, OMNI television, The Biography Channel Canada, G4TechTV Canada and The Shopping Channel; Rogers Publishing; and Rogers Sports Entertainment, which owns the Toronto Blue Jays and the Rogers Centre. Media also holds ownership interests in entities involved in specialty TV content, TV production and broadcast sales. In addition, the operating results of Citytv are included in Media’s results of operations from the date of acquisition on October 31, 2007.

Substantially all of our operations are in Canada.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

1    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Throughout this MD&A, all percentage changes are calculated using numbers rounded to the decimal to which they appear. Please note that the charts, graphs and diagrams that follow have been included for ease of reference and illustrative purposes only and do not form part of management’s discussion and analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS, RISKS AND ASSUMPTIONS
This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition approved by management on the date of this MD&A and is provided for the purpose of providing to shareholders management’s current views as to guidance ranges for 2008 selected financial and operating ranges. Such views may not be appropriate for other purposes and, in any event, are only current as of the date hereof. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. These forward-looking statements include, but are not limited to, guidance relating to revenue, operating profit and property, plant and equipment (“PP&E”) expenditures and free cash flow, expected growth in subscribers, the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current expectations and various factors and assumptions applied that we believe to be reasonable at the time, including but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forwardlooking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, and the level of competitive intensity, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments”.

ADDITIONAL INFORMATION
Additional information relating to us, including our Annual Information Form and discussions of our 2007 quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

1.    CORPORATE OVERVIEW

OUR BUSINESS
We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider and the operator of the country’s only national Global System for Mobile Communications (“GSM”) based network. Through Cable we are one of Canada’s largest providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For more detailed descriptions of our Wireless, Cable and Media businesses, see the respective segment discussions that follow.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUR STRATEGY
Our business objective is to maximize subscribers, revenue, operating profit and return on invested capital by enhancing our position as one of Canada’s leading diversified communications and media companies. Our strategy is to be the preferred provider of communications, entertainment and information services to Canadians. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, brand and marketing resources across the Rogers group of companies by implementing cross-selling and joint sales distribution initiatives as well as cost-reduction initiatives through infrastructure sharing, to create value for our customers and shareholders.

We help to identify and facilitate opportunities for Wireless, Cable and Media to create bundled product and service offerings at attractive prices, in addition to implementing cross-marketing and cross-promotion of products and services to increase sales and enhance subscriber loyalty. We also work to identify and implement areas of opportunity for our businesses that will enhance operating efficiencies by sharing infrastructure, corporate services and sales distribution channels. We continue to develop brand awareness and promote the “Rogers” brand as a symbol of quality, innovation and value and of a diversified Canadian media and communications company.

ACQUISITIONS
Acquisition of OK Radio

On January 1, 2007, we acquired five Alberta radio stations for cash consideration of $43 million including acquisition costs. The acquisition was accounted for using the purchase method, with $13 million allocated to net tangible assets acquired, $29 million allocated to broadcast licences acquired and $1 million allocated to goodwill, which is tax deductible, within the Media reporting segment.

Acquisition of Futureway Communications Inc.

On June 22, 2007, we acquired the remaining 80% of the common shares that we did not already own and the outstanding stock options of Futureway Communications Inc. (“Futureway”) for cash consideration of $38 million. In addition, we contributed $48 million to Futureway to simultaneously repay obligations under capital leases, advances from affiliated companies and to terminate a services agreement. The total cash outlay for the acquisition was $86 million. At the same time, Cable entered into a marketing agreement with the former controlling shareholder of Futureway that entitles us to preferred marketing arrangements in certain new residential housing developments in the Greater Toronto Area. The acquisition was accounted for using the purchase method with the results of operations consolidated with ours effective June 22, 2007.

Acquisition of Channel M

On July 6, 2007, we announced an agreement to acquire Vancouver multicultural television station Channel M from Multivan Broadcast Corporation. This transaction is subject to Canadian Radiotelevision and Telecommunications Commission (“CRTC”) approval and is expected to close early in 2008.

Acquisition of Citytv

On October 31, 2007, we acquired the Citytv network of five television stations in Canada from CTVglobemedia Inc. for cash consideration of $405 million including acquisition costs. The acquisition was accounted for using the purchase method, with the results of operations consolidated with ours effective October 31, 2007. The purchase price allocation is preliminary pending finalization of valuations of the net identifiable assets acquired.

Acquisition of Outdoor Life Network

On November 16, 2007, we announced that we had reached an agreement to acquire the remaining two-thirds ownership in Outdoor Life Network to bring our ownership to 100%. This transaction has not yet closed pending CRTC approval, which is expected in 2008.

Acquisition of Aurora Cable TV Limited

On February 13, 2008, we announced that we have entered into an agreement to acquire Aurora Cable TV Limited (“Aurora Cable”). This transaction has not yet closed pending CRTC approval, which is expected in 2008. Aurora Cable provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in Richmond Hill, Ontario.

Refer to “Critical Accounting Estimates – Purchase Price Allocations” and Note 4 to the 2007 Audited Consolidated Financial Statements for more details regarding these transactions.

CONSOLIDATED FINANCIAL AND OPERATING RESULTS
See the sections in this MD&A entitled “Critical Accounting Policies”, “Critical Accounting Estimates” and “New Accounting Standards” and also the Notes to the 2007 Audited Consolidated Financial Statements for a discussion of critical and new accounting policies and estimates as they relate to the discussion of our operating and financial results below.

We measure the success of our strategies using a number of key performance indicators as outlined in the section entitled “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with

3    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Canadian or U.S. GAAP and should not be considered as alternatives to net income or any other measure of performance under Canadian or U.S. GAAP. The non-GAAP measures presented in this MD&A include, among other measures, adjusted operating profit, adjusted operating profit margin, adjusted net income, and adjusted basic and diluted net income per share. We believe that the non-GAAP financial measures provided, which exclude: (i) the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature related to employee stock options; (ii) stock-based compensation expense; (iii) integration and restructuring expenses; (iv) the impact of a one-time charge resulting from the renegotiation of an Internet-related services agreement; and (v) in respect of net income and net income per share, loss on repayment of long-term debt and the related income tax impacts of the above items, provide for a more effective analysis of our operating performance. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations” for further details.

Operating Highlights and Significant Developments in 2007

•    We completed the amalgamation of RCI with its wholly owned Cable and Wireless holding company subsidiaries, with RCI assuming all the rights and obligations under the outstanding Cable and Wireless public debt indentures and cross-currency interest rate exchange agreements. As part of the amalgamation process, RCI entered into a new unsecured $2.4 billion bank credit facility. This amalgamation was effected principally to simplify our corporate structure to enable the streamlining of reporting and compliance obligations.
•    We achieved investment grade credit status as a result of the upgrade of our corporate debt ratings by credit rating agencies Fitch, Moody’s and Standard & Poor’s.
•    We introduced a cash settlement feature for outstanding employee stock options to tax efficiently deploy cash to mitigate dilution that would otherwise occur upon the exercise of such options. The introduction of this cash settlement feature in the second quarter resulted in a one-time non-cash charge for accounting purposes of $452 million partially offset by a related future income tax benefit of $160 million.

•    We redeemed Wireless’ US$550 million principal amount of Floating Rate Senior Notes due 2010 at the stipulated redemption price of 102.00% and its US$155 million principal amount of 9.75% Senior Debentures due 2016 at a redemption price of 128.42%.
•    We repaid at maturity Cable’s $450 million aggregate principal amount of 7.60% Senior Secured Notes.
•    We announced an increase in the annual dividend from $0.16 to $0.50 per Class A Voting and Class B Non-Voting share. In addition, subsequent to the year-end, we announced an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share. This reflects our Board of Directors’ continued confidence in the strategies that we have employed to position ourself as a growing and increasingly profitable communications company, while concurrently recognizing the importance of returning meaningful portions of the growing cash flows being generated by the business to shareholders.
•    We announced a Normal Course Issuer Bid (“NCIB”) to repurchase up to the lesser of 15 million of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

For the year ended December 31, 2007, Wireless, Cable and Media represented 54%, 35% and 13% of our consolidated revenue, respectively, offset by corporate items and eliminations of 2%. Wireless, Cable and Media also represented 70%, 27% and 5% of our consolidated adjusted operating profit, respectively, offset by corporate items and eliminations of 2%. For more detailed discussions of Wireless, Cable and Media, refer to the respective segment discussions below.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Consolidated Financial Results

Years ended December 31,
(In millions of dollars, except per share amounts)	2007	2006	% Chg
Operating revenue
Wireless	$5,503	$4,580	20
Cable
Cable Operations	2,603	2,299	13
RBS	571	596	(4)
Rogers Retail	393	310	27
Corporate items and eliminations	(9)	(4)	125
	3,558	3,201	11
Media	1,317	1,210	9
Corporate items and eliminations	(255)	(153)	67
Total	10,123	8,838	15
Adjusted operating profit (loss) (1)
Wireless	2,589	1,987	30
Cable
Cable Operations	1,008	854	18
RBS	12	49	(76)
Rogers Retail	(4)	13	n/m
	1,016	916	11
Media	176	156	13
Corporate items and eliminations	(78)	(117)	(33)
Adjusted operating profit (1)	3,703	2,942	26
Stock option plan amendment (2)	(452)	–	n/m
Stock-based compensation expense (2)	(62)	(49)	27
Integration and restructuring expenses (3)	(38)	(18)	111
Contract renegotiation fee (4)	(52)	–	n/m
Operating profit (1)	3,099	2,875	8
Other income and expense, net (5)	2,462	2,253	9
Net income	$637	$622	2
Net income per share:
Basic	$1.00	$0.99	1
Diluted	0.99	0.97	2
As adjusted: (1)
Net income	$1,066	$684	56
Net income per share:
Basic	$1.67	$1.08	55
Diluted	1.66	1.07	55
Additions to property, plant and equipment (“PP&E”) (1)
Wireless	$822	$684	20
Cable
Cable Operations	710	685	4
RBS	83	98	(15)
Rogers Retail	21	11	91
	814	794	3
Media	77	48	60
Corporate (6)	83	186	(55)
Total	$1,796	$1,712	5
(1) As defined. See the “Supplementary Information: Non-GAAP Calculations” and the “Key Performance Indicators and Non-GAAP Measures” sections.
(2) See the section entitled “Stock-based Compensation Expense”.
(3) Costs incurred related to the integration of Fido and Call-Net Enterprises Inc. (“Call-Net”), the restructuring of RBS and the closure of 21 Retail stores in the first quarter of 2006.
(4) One-time charge resulting from the renegotiation of an Internet-related services agreement. See the section entitled “Cable Operations Operating Expenses”.
(5) See the “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” section for details of these amounts.
(6) Corporate additions to PP&E include the acquisition of various corporate properties and related building improvements.
n/m: not meaningful.

5    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our consolidated revenue was $10,123 million in 2007, an increase of $1,285 million, or 15%, from $8,838 million in 2006. Of the increase, Wireless contributed $923 million, Cable $357 million, and Media $107 million, offset by an increase in corporate items and eliminations of $102 million.

Our consolidated adjusted operating profit was $3,703 million, an increase of $761 million, or 26%, from $2,942 million in 2006. Of this increase, Wireless contributed $602 million, Cable contributed $100 million, and Media contributed $20 million. On a consolidated basis, we recorded net income of $637 million for the year ended December 31, 2007, compared to net income of $622 million in 2006.

Refer to the respective individual segment discussions for details of the revenue, operating expenses, operating profit and additions to PP&E of Wireless, Cable and Media.

2007 Performance Against Targets

The following table sets forth the guidance ranges for selected full year financial and operating metrics that we provided for 2007, as revised during the year, versus the actual results we achieved for the year. Certain of the measures included below are not defined under Canadian GAAP. See the sections entitled “Key Performance Indicators and non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations” for further details.

	Original 2007 Guidance			Updated from Original			2007
(Millions of dollars, except subscribers)	(At February 15, 2007)			Guidance (At July 31, 2007)			Actual
Consolidated
Revenue	$9,700	to	$10,000	$9,700	to	$10,100	$10,123
Adjusted operating profit (1)	3,250	to	3,400	3,250	to	3,585	3,703
PP&E expenditures	1,625	to	1,750	1,625	to	1,750	1,796
Free cash flow (2)	800	to	1,000	800	to	1,150	1,290

Revenue
Wireless (network revenue)	$4,900	to	$5,000	$4,900	to	$5,150	$5,154
Cable (3)	3,515	to	3,600	3,515	to	3,600	3,558
Media	1,275	to	1,325	1,275	to	1,325	1,317

Adjusted operating profit (1)
Wireless (4)	$2,250	to	$2,350	$2,250	to	$2,535	$2,620
Cable	935	to	975	935	to	975	1,016
Media	150	to	160	150	to	160	176

Additions to PP&E
Wireless (4)	$675	to	$725	$675	to	$725	$807
Cable (5)	815	to	880	815	to	880	803
Media	85	to	95	85	to	95	77

Net subscriber additions (000s)
Retail wireless postpaid and prepaid (6)	500	to	600	500	to	600	651
Residential cable revenue generating units (RGUs) (7)	625	to	725	625	to	725	655
(1) Excludes the impact of the introduction of a cash settlement feature for employee stock options, including the one-time non-cash charge upon adoption of $452 million recorded in the second quarter of 2007 and the ongoing impact of stock-based compensation expense. Also excludes integration and restructuring related expenditures and the impact of a one-time charge resulting from the renegotiation of an Internet-related services agreement.
(2) Free cash flow is defined as adjusted operating profit less integration and restructuring expenses, PP&E expenditures and interest expense and is not a term defined under Canadian GAAP.
(3) Original 2007 Cable revenue guidance was revised to reflect the reclassification from revenue to cost of sales of approximately $100 million of intercompany wireless equipment subsidies received by Rogers Retail. This reclassification had no impact on reported consolidated revenue, consolidated operating profit or Cable operating profit.
(4) Excludes operating losses and PP&E expenditures related to the Inukshuk fixed wireless initiative of $31 million and $15 million, in 2007, respectively.
(5) Excludes PP&E expenditures related to the acquisition of Call-Net of $11 million in 2007.
(6) Wireless subscriber net additions exclude adjustments associated with the Time Division Multiple Access (“TDMA”) and analog network decommissioning and the revision of certain aspects of subscriber reporting for data-only subscribers.
(7) Residential cable RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable and circuit-switched telephony subscribers.

Our actual 2007 revenue and adjusted operating profit compared favourably to our annual 2007 guidance, largely reflecting strong performances across each of our three segments, including strong average revenue per user (“ARPU”) growth in Wireless, higher than expected net additions to our Wireless subscriber base and strong additions to Cable’s RGUs. PP&E additions exceeded our guidance partially in order to support the higher than expected level of subscriber growth as well as investments in future growth initiatives.

Stock-based Compensation Expense

On May 28, 2007, our employee stock option plans were amended to attach cash settled share appreciation rights (“SARs”) to all new and previously granted options. The SAR feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares. All outstanding stock options are now classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The intrinsic value of the liability is marked-to-market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter. As a result of this amendment, we recorded a liability of $502 million, a one-time non-cash charge of $452 million to revalue the outstanding options at May 28, 2007, and a $50 million decrease in contributed surplus. This charge was partially offset by a future income tax recovery of $160 million, which was recorded as a result of the amendment.

Previously, all stock options were classified as equity and were measured at the estimated fair value established by the Black-Scholes or binomial models on the date of grant. Under this method, the estimated fair value was amortized to expense over the period in which the related services were rendered, which was generally the vesting period or, as applicable, over the period to the date an employee was eligible to retire, whichever was shorter. Subsequent to May 28, 2007, the liability for stock-based compensation expense is recorded based on the intrinsic value of the options, as described above, and the expense is impacted by the change in the price of our Class B Non-Voting shares during the life of the option. At December 31, 2007, we have a liability of $493 million related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the year ended December 31, 2007, $78 million was paid to option holders upon exercise of options using the SAR feature (2006 – not applicable).

A summary of stock-based compensation expense is as follows:

		Stock-based Compensation
		Expense Included in
		Operating, General and
	One-time	Administrative Expenses
	Non-cash Charge	Years ended December 31,
	Upon Adoption
(In millions of dollars)	on May 28, 2007	2007	2006
Wireless	$46	$11	$15
Cable	113	11	11
Media	84	10	5
Corporate	209	30	18
	$452	$62	$49

Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the year. See the “Supplementary Information: Non-GAAP Calculations” section for a full reconciliation to adjusted operating profit, adjusted net income and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 3 to the 2007 Audited Consolidated Financial Statements entitled “Segmented Information”.

Years ended December 31,
(In millions of dollars)	2007	2006	% Chg
Net income	$637	$622	2
Income tax expense	249	56	n/m
Other expense (income)	4	(10)	n/m
Change in the fair value of derivative instruments	34	4	n/m
Loss on repayment of long-term debt	47	1	n/m
Foreign exchange gain	(54)	(2)	n/m
Interest on long-term debt	579	620	(7)
Operating income	1,496	1,291	16
Depreciation and amortization	1,603	1,584	1
Operating profit	3,099	2,875	8
Stock option plan amendment	452	–	n/m
Stock-based compensation expense	62	49	27
Integration and restructuring expenses	38	18	111
Contract renegotiation fee	52	–	n/m
Adjusted operating profit	$3,703	$2,942	26

7    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net Income and Net Income per Share
Income Tax Expense

Due to our non-capital loss carryforwards, our income tax expense for the years ended December 31, 2007 and 2006 substantially represents non-cash income taxes. As illustrated in the table below, our effective income tax rate for the years ended December 31, 2007 and 2006 was 28.1% and 8.3%, respectively. The effective income tax rate for the year ended December 31, 2007 was less than the 2007 statutory income tax rate of 35.2% primarily due to benefits realized from changes to prior year income tax filing positions as well as a $25 million future income tax recovery recorded with respect to the Vidéotron termination payment to reverse a charge recorded by us in 2006 (see Note 7 of our 2007 Audited Consolidated Financial Statements). In addition, we recorded a future income tax recovery associated with the reclassification of contributed surplus upon the introduction of a cash settlement feature for employee stock options (see the section entitled “Stock-based Compensation Expense”). The 2006 effective income tax rate was less than the 2006 statutory rate of 35.8% due primarily to a decrease in the valuation allowance recorded in respect of non-capital losses.

Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

We recorded net income of $637 million in 2007, or basic net income per share of $1.00 (diluted – $0.99), compared to net income of $622 million, or basic net income per share of $0.99 (diluted – $0.97) for the year ended December 31, 2006. This increase in net income was primarily due to the growth in operating income, as well as the decrease in interest on long-term debt, offset by the one-time non-cash charge related to the introduction of a cash settlement feature for employee stock options of $452 million.

Years ended December 31,
(In millions of dollars)	2007	2006
Statutory income tax rate	35.2%	35.8%
Income before income taxes	$886	$678
Computed income tax expense	$312	$243
Increase (decrease) in income taxes resulting from:
Difference between rates applicable to subsidiaries in other jurisdictions	(12)	(12)
Change in the valuation allowance for future income tax assets	(20)	(168)
Videotron termination payment	(25)	25
Adjustments to future income tax assets and liabilities for changes in
substantively enacted income tax rates	47	(14)
Stock-based compensation	(17)	15
Benefits realized from changes to prior year income tax filing positions and other adjustments	(36)	(33)
Income tax expense	$249	$56
Effective income tax rate	28.1%	8.3%

Other Expense (Income)

In 2007, investment income received from certain of our investments was offset by a writedown to reflect what was deemed to be an “other than temporary decline” in the value of an investment, and certain other writedowns, resulting in a net expense of $4 million. Other income of $10 million in 2006 was primarily associated with investment income received from certain of our investments.

Change in Fair Value of Derivative Instruments

In 2007, the change in fair value of the derivative instruments was primarily the result of the changes in fair value of cross-currency interest rate exchange agreements and forward contracts not accounted for as hedges. In 2006, the changes in fair value of the derivative instruments were primarily the result of the changes in the Canadian dollar relative to that of the U.S. dollar, as described below, and the resulting change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges.

Loss on Repayment of Long-Term Debt

During 2007, we redeemed Wireless’ US$155 million 9.75% Senior Debentures due 2016 and Wireless’ US$550 million Floating Rate Senior Notes due 2010. These redemptions resulted in a loss on repayment of long-term debt of $47 million, including aggregate redemption premiums of $59 million offset by a write-off of the fair value increment arising from purchase accounting of $12 million.

During 2006, we redeemed $25 million (US$22 million) of RCI’s (via Rogers Telecom Holdings Inc., formerly Call-Net) 10.625% Senior Secured Notes due 2008, resulting in a loss on repayment of longterm debt of $1 million.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Foreign Exchange Gain

During 2007, the Canadian dollar strengthened by 17.72 cents resulting in a foreign exchange gain of $54 million from the translation of the portion of our U.S. dollar-denominated debt that was unhedged for accounting purposes. During 2006, the foreign exchange gain of $2 million arose primarily from the strengthening of the Canadian dollar during 2006 from $1.1659 at December 31, 2005 to $1.1653 at December 31, 2006, favourably affecting the translation of the unhedged portion of our U.S. dollar-denominated debt.

Interest on Long-Term Debt

The decrease in interest expense from 2006 is primarily due to the repayment of long-term debt in 2007, including the impact of the settlement of certain of our cross-currency interest rate exchange agreements.

The decrease in debt was largely the result of the February 2007 repayment at maturity of Cable’s $450 million 7.60% Senior Notes due 2007, the May 2007 redemption of Wireless’ US$550 million Floating Rate Senior Notes due 2010 and the June 2007 redemption of Wireless’ US$155 million 9.75% Senior Debentures due 2016. These repayments were partially offset by the $1,080 million net increase in bank debt at December 31, 2007, compared to December 31, 2006.

Operating Income

The 16% increase in our operating income is primarily due to the growth in revenue of $1,285 million exceeding the growth in operating expenses of $1,061 million, and the increase in depreciation and amortization expense of $19 million compared to 2006.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the year ended December 31, 2007, over 2006 reflects an increase in depreciation and amortization related to PP&E. This was partially offset by a decrease in amortization of intangible assets resulting from the reduction in the carrying value of certain intangible assets due to the reduction in the valuation allowance recorded in 2006 related to future income tax assets acquired as part of business acquisitions in prior periods.

Adjusted Operating Profit

Wireless, Cable and Media all contributed to the increase in adjusted operating profit. Refer to the individual segment discussions for details of the respective increases in adjusted operating profit.

Adjusted operating profit increased to $3,703 million in 2007, compared to $2,942 million in 2006. Adjusted operating profit excludes: (i) the impact of a $452 million one-time non-cash charge related to the introduction of a cash settlement feature for stock options during 2007; (ii) stock-based compensation expense of $62 million in 2007 and $49 million in 2006; (iii) integration and restructuring expenses of $38 million in 2007 and $18 million in 2006; and (iv) the impact of a one-time charge of $52 million resulting from the renegotiation of an Internet-related services agreement in 2007.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the “Supplementary Information: Non-GAAP Calculations” and the “Key Performance Indicators and Non-GAAP Measures” sections.

Employees

Employee remuneration represents a material portion of our expenses. At December 31, 2007, we had approximately 24,400 full-time equivalent employees (“FTEs”) across all of our operating groups, including our shared services organization and corporate office, representing an increase of approximately 1,900 from the level at December 31, 2006. The increase is primarily due to an increase in our shared services staffing, partially offset by reductions associated with operational efficiencies. Total remuneration paid to employees (both full and part-time) in 2007 was approximately $1,579 million, an increase of approximately $117 million from $1,462 million in 2006.

2008 FINANCIAL AND OPERATING GUIDANCE
The following table outlines our financial and operational guidance for the full year 2008, which was publicly issued on January 7, 2008. Certain of the measures included below are not defined under Canadian GAAP. See the sections entitled “Key Performance Indicators and non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations” for further details. This information is forward-looking and should be read in conjunction with the section above entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

9    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

				2007
(Millions of dollars, except subscribers)			2008 Range	Actual
Consolidated
Revenue (1)	$11,200	to	$11,500	$10,123
Adjusted operating profit (2)	4,000	to	4,200	3,703
Additions to PP&E	1,900	to	2,100	1,796
Free cash flow (3)	1,400	to	1,600	1,290
Supplementary Detail:
Revenue
Wireless (network revenue)	$5,800	to	$5,900	$5,154
Cable Operations (4)	2,900	to	2,950	2,603
Media	1,525	to	1,575	1,317
Adjusted operating profit (2)
Wireless (5)	$2,875	to	$2,975	$2,620
Cable Operations (4)	1,130	to	1,190	1,008
Media (6)	165	to	180	176
Additions to PP&E (7)
Wireless	$850	to	$925	$807
Cable Operations (4)	750	to	830	705
Media	80	to	95	77
Net subscriber additions (000s)
Retail wireless postpaid and prepaid	550	to	625	651
Residential cable revenue generating units (RGUs) (8)	550	to	625	655
(1) In addition to Wireless network, Cable Operations and Media revenue, includes revenue from Wireless equipment, RBS, Rogers Retail and Corporate items and eliminations.
(2) Excludes stock-based compensation expense, integration and restructuring related expenditures, and, in 2007, the impact of a one-time charge resulting from the renegotiation of an Internet-related services agreement.
(3) Free cash flow is defined as adjusted operating profit less integration and restructuring expenses, PP&E expenditures and interest expense and is not a term defined under Canadian GAAP.
(4) Includes cable television, residential high-speed Internet and residential telephony activities; excludes RBS and Rogers Retail.
(5) Excludes operating losses related to the Inukshuk fixed wireless initiative estimated at $25–$30 million in 2008 and of $31 million in 2007.
(6) Includes losses from Sports Entertainment estimated at $20–$25 million in 2008 and of $17 million in 2007.
(7) Excludes PP&E expenditures related to integration activities and the Inukshuk fixed wireless initiative of $5 million and $15 million, respectively, in 2007.
(8) Residential cable RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable and circuit-switched telephony subscribers.

2. SEGMENT REVIEW

WIRELESS

WIRELESS BUSINESS
Wireless is the largest Canadian wireless communications service provider, serving 7.3 million retail voice and data subscribers at December 31, 2007, representing approximately 37% of Canadian wireless subscribers. Wireless operates a GSM/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology. Wireless is Canada’s only national carrier operating on the world standard GSM technology platform. The GSM network provides coverage to approximately 94% of Canada’s population. Wireless has also deployed a next generation wireless data technology called UMTS/HSPA (“Universal Mobile Telephone System/High-Speed Packet Access”) across most of the major markets in Canada and have UMTS/HSPA roaming in 50 countries as well as access to these services across the U.S. through roaming agreements with various wireless operators. Its subscribers also have access to wireless voice service internationally in 202 countries and wireless data service internationally in 138 countries, including throughout Europe, Asia, Latin America and Africa through roaming agreements with other GSM wireless providers.

Wireless Products and Services

Wireless offers wireless voice, data and messaging services across Canada. Wireless voice services are available in either postpaid or prepaid payment options. In addition, the network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, wireless e-mail, digital picture and video transmission, mobile video, music downloading, video calling and two-way short messaging service (“SMS”).

Wireless Distribution

Wireless markets its products and services under both the Rogers Wireless and Fido brands through an extensive nationwide distribution network of over 13,250 dealer and retail locations across Canada (excluding Rogers Retail locations, which is a segment of Cable), which includes approximately 3,250 locations selling subscriptions to service plans, handsets and prepaid cards and approximately 10,000 additional locations selling prepaid cards. Wireless’ nationwide distribution network includes: an independent dealer network; Rogers Wireless and Fido stores which, effective January 2007, are managed by Rogers Retail; major retail chains; and convenience stores. Wireless also offers many of its products and services through telemarketing and through a retail

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    10

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

agreement with Rogers Retail, as well as on the Rogers.com and Fido e-business websites. The information contained in or connected to our websites is not a part of and not incorporated into this MD&A.

Wireless Networks

Wireless is a facilities-based carrier operating its wireless networks over a broad, national coverage area, much of which is interconnected by its own fibre-optic and microwave transmission infrastructure. The seamless, integrated nature of its networks enables subscribers to make and receive calls and to activate network features anywhere in Wireless’ coverage area and in the coverage area of roaming partners as easily as if they were in their home area.

Wireless operates a digital wireless GSM network in the 1900 megahertz (“MHz”) and 850 MHz frequency bands across its national footprint. Prior to 2002, the company operated on analog and TDMA cellular networks, which were decommissioned during 2007. The GSM network, which operates seamlessly between the two frequencies, provides integrated voice and high-speed packet data transmission service capabilities and utilizes GPRS and EDGE technologies for wireless data transmission.

During 2007, Wireless deployed UMTS/HSPA technology, the next phase of the evolution of the GSM/EDGE platform, which delivers high mobility, high bandwidth wireless access for voice and data services across major urban centres.

Wireless holds 25 MHz of contiguous spectrum across Canada in the 850 frequency range and 60 MHz in the 1900 frequency range across the country, with the exception of southwestern Ontario, northern Québec, and the Yukon, Northwest and Nunavut territories, where Wireless holds 50 MHz in the 1900 frequency range.

Wireless also holds certain broadband fixed wireless spectrum in the 2300 MHz, 2500 MHz and 3500 MHz frequency ranges. In September 2005, Wireless, together with Bell Canada, announced the formation of an equally-owned joint venture called Inukshuk to construct a pan-Canadian wireless broadband network that will be based on the evolving World Interoperability for Microwave Access (“WiMAX”) standards. Both companies have contributed fixed wireless spectrum holdings to the joint venture, along with access to their respective cellular towers and network backhaul facilities. The fixed wireless network acts as a wholesale provider of capacity to each of the joint venture partners, who in turn market, sell, support and bill for their respective service offerings over the network.

WIRELESS STRATEGY
Wireless’ goal is to drive profitable subscriber and revenue growth within the Canadian wireless communications industry, and its strategy is designed to maximize cash flow and return on invested capital. The key elements of its strategy are as follows:
•    Enhancing its scale and competitive position in the Canadian wireless communications market;
•    Focusing on voice and data services that are attractive to youth, families, and small and medium-sized businesses to optimize its customer mix;

•    Delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;
•    Increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase optional services such as voicemail, caller line ID, text messaging and wireless data services;
•    Enhancing sales distribution channels to increase focus on targeted customer segments;
•    Maintaining the most technologically advanced, high quality and pervasive wireless network possible; and
•    Leveraging relationships across the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling, joint sales distribution initiatives and infrastructure sharing initiatives.

RECENT WIRELESS INDUSTRY TRENDS
Focus on Customer Retention

The wireless communications industry’s current market penetration in Canada is estimated to be 61% of the population, compared to approximately 84% in the U.S. and approximately 121% in the United Kingdom, and Wireless expects the Canadian wireless industry to continue to grow by approximately 4 to 5 percentage points of penetration each year for the next several years. This deeper penetration drives a need for increased focus on customer satisfaction, the promotion of new data and voice services and features and customer retention.

Demand for Sophisticated Data Applications

The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as handsets and other hand-held devices, to develop more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, photos, music, and streaming video clips, mobile television and other functions. Wireless believes that the introduction of such new applications will drive the growth for data transmission services.

11    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Migration to Next Generation Wireless Technology

The ongoing development of wireless data transmission technologies and the increased demand for sophisticated wireless services, especially data communications services, have led wireless providers to migrate towards the next generation of digital voice and data broadband wireless networks. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds and streaming video capabilities. These networks support a variety of increasingly advanced data applications, including broadband Internet access, multimedia services and seamless access to corporate information systems, including desktop, client and server-based applications that can be accessed on a local, national or international basis.

Development of Additional Technologies

In addition to the two main technology paths of the mobile/ broadband wireless industry, namely GSM/HSPA and Code Division Multiple Access/Evolution Data Optimized (“CDMA/EVDO”), three other significant broadband wireless technologies are in the process of development: WiFi, WiMAX and Long-term Evolution (“LTE”). These technologies may accelerate the widespread adoption of digital voice and data networks.

WiFi (the IEEE 802.11 industry standard) allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a local area wireless access point. These access points utilize unlicenced spectrum and the wireless connection is only effective within a local area radius of approximately 50–100 meters of the access point, and provide speeds similar to a wired local area network (“LAN”) environment (most recently the version designated as 802.11n). As the technology is primarily designed for in-building wireless access, many access points must be deployed to cover the selected local geographic area, and must also be interconnected with a broadband network to supply the connectivity to the Internet. Future enhancements to the range of WiFi service and the networking of WiFi access points may provide additional opportunities for wireless operators or municipal WiFi network operators, each providing capacity and coverage under the appropriate circumstances.

WiMAX (the IEEE 802.16e standard) is a relatively new fourth generation (“4G”) technology that is being developed to enable broadband wireless services over a wide area at a cost point to enable mass market adoption. By contrast with WiFi, WiMAX is a cellular-like technology that operates in defined, licenced frequency bands and is thereby not hampered by interference from other applications and services using the same frequencies. The technology is designed to provide similar coverage and capabilities to traditional cellular networks (depending upon the amount of spectrum allocated and available). There are two main applications of WiMAX today: fixed (point-to-point) applications for backhaul and point-to-multipoint broadband access to homes and businesses. WiMAX is currently an early stage technology with capabilities that have yet to match existing cellular technologies.

LTE is the GSM community’s 4G broadband wireless technology evolution path, which is currently in development. LTE is an all IP-based technology based on a new modulation scheme (“OFDM”) that is specifically designed to improve efficiency, lower costs, improve and expand the range of voice and data services available via mobile broadband wireless networks, make use of new spectrum allocations, and better integrate with other open technology standards. As a 4G technology, LTE is designed to build on and evolve the capabilities inherent in UMTS/HSPA, which is the world standard for mobile broadband wireless. LTE is fully backwards compatible with UMTS/HSPA. LTE is designed to provide seamless voice and broadband data capabilities and data rates of at least 100Mbps (or greater, dependent upon spectrum availability).

WIRELESS OPERATING AND FINANCIAL RESULTS
For purposes of this discussion, revenue has been classified according to the following categories:
•    Network revenue, which includes revenue derived from:
     •   postpaid (voice and data), which consists of revenues generated principally from monthly fees, airtime and long-distance charges, optional service charges, system access fees and roaming charges;
     •    prepaid (voice and data), which consists of revenues generated principally from airtime, usage and long-distance charges; and
     •    one-way messaging, which consists of revenues generated from monthly fees and usage charges.
•    Equipment sales, which consist of revenue generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to subscribers through direct fulfillment by Wireless’ customer service groups, websites and telesales, net of subsidies.

Operating expenses are segregated into the following categories for assessing business performance:
•    Cost of equipment sales, representing costs related to equipment revenue;
•    Sales and marketing expenses, consisting of costs to acquire new subscribers, such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees as well as direct overheads related to these activities; and
•    Operating, general and administrative expenses, consisting primarily of network operating expenses, customer care expenses, retention costs, including residual commissions paid to distribution channels, Industry Canada licencing fees associated with spectrum utilization, inter-carrier payments to roaming partners and long-distance carriers, CRTC contribution levy and all other expenses incurred to operate the business on a day-to-day basis.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    12

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Wireless Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2007	2006	% Chg
Operating revenue
Postpaid	$4,868	$4,084	19
Prepaid	273	214	28
One-way messaging	13	15	(13)
Network revenue	5,154	4,313	19
Equipment sales	349	267	31
Total operating revenue	5,503	4,580	20
Operating expenses before the undernoted
Cost of equipment sales	703	628	12
Sales and marketing expenses	653	604	8
Operating, general and administrative expenses	1,558	1,361	14
	2,914	2,593	12
Adjusted operating profit (1)(2)	2,589	1,987	30
Stock option plan amendment (3)	(46)	–	n/m
Stock-based compensation expense (3)	(11)	(15)	(27)
Integration expenses (4)	–	(3)	n/m
Operating profit (1)	$2,532	$1,969	29
Adjusted operating profit mar gin as % of network revenue (1)	50.2%	46.1%
Additions to PP&E (1)	$822	$684	20
(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” and the “Supplementary Information: Non-GAAP Calculations” sections.
(2) Adjusted operating profit includes a loss of $31 million and $25 million related to the Inukshuk wireless broadband initiative for 2007 and 2006, respectively.
(3) See the section entitled “Stock-based Compensation Expense”.
(4) Costs incurred related to the integration of Fido.

Wireless Operating Highlights for the Year Ended December 31, 2007

•    Network revenue increased by 19% to $5,154 million in 2007 from $4,313 million in 2006.
•    Strong subscriber growth continued in 2007, with net postpaid additions of 581,000 and net prepaid additions of 70,000.
•    Postpaid subscriber monthly churn was 1.15%, compared to 1.32% in 2006.
•    Postpaid monthly average revenue per user (“ARPU”) increased 7% from 2006 to $72.21, aided by strong increases in wireless data revenue.
•    Revenues from wireless data services grew approximately 49% year-over-year to $683 million in 2007 from $459 million in 2006, and represented approximately 13.3% of network revenue compared to 10.6% in 2006.
•    Wireless’ adjusted operating profit margin increased to 50.2% in 2007, compared to 46.1% in 2006.

•    Wireless launched the Rogers Vision suite of services on Wireless’ new HSPA 3G wireless network, the fastest wireless network in Canada, including the first wireless video calling service in North America. This powerful 3G technology significantly improves data download speeds on wireless devices, providing a user experience similar to broadband high-speed wireline services.
•    Wireless decommissioned its TDMA and analog wireless networks effective May 31, 2007 and moved the remaining customers on these networks onto its more advanced GSM network.
•    The Fido wireless brand was recognized by J.D. Power and Associates as being the number one rated Canadian wireless carrier for postpaid wireless service customer satisfaction. This independently conducted research determined that Fido outranked all six of the other Canadian wireless brands in terms of customer perceptions of billing, call quality, cost of service, customer service and service plan options. Fido also earned the top score in the wireless retailer category.

13    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Wireless Subscriber Results

Years ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2007	2006	Chg
Postpaid
Gross additions	1,352	1,375	(23)
Net additions	581	580	1
Adjustment to postpaid subscriber base (1)	(65)	–	(65)
Total postpaid retail subscribers	5,914	5,398	516
Average monthly revenue per user (“ARPU”) (2)	$72.21	$67.27	$4.94
Average monthly usage (minutes)	573	545	28
Monthly churn (1)	1.15%	1.32%	(0.17%)
Prepaid
Gross additions	635	615	20
Net additions	70	30	40
Adjustment to prepaid subscriber base (1)	(26)	–	(26)
Total prepaid retail subscribers	1,424	1,380	44
ARPU (2)	$16.46	$13.49	$2.97
Monthly churn (1)	3.42%	3.70%	(0.28%)
(1) During 2007, Wireless decommissioned its TDMA and analog networks and simultaneously revised certain aspects of its subscriber reporting for data-only subscribers. The deactivation of the remaining TDMA subscribers and the change in subscriber reporting resulted in the removal of approximately 65,000 subscribers from Wireless’ postpaid subscriber base and the removal of approximately 26,000 subscribers from Wireless’ prepaid subscriber base. These adjustments are not included in the determination of postpaid or prepaid monthly churn.
(2) As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. As calculated in the “Supplementary Information: Non-GAAP Calculations” section.

Wireless Network Revenue

The increase in network revenue in 2007 compared to 2006 was driven by the continued growth of Wireless’ postpaid subscriber base and improvements in postpaid ARPU. The year-over-year increase in postpaid ARPU reflects the impact of higher data revenue, as well as increased long-distance, add-on features and roaming revenue. Wireless has experienced growth in roaming revenues from subscribers using services outside of Canada as well as strong growth in inbound roaming revenues from visitors to Canada who utilize Wireless’ network.

During 2007, wireless data revenue increased by 49% over 2006 to $683 million. This increase in data revenue reflects the continued growth of text and multimedia messaging services, wireless Internet access, BlackBerry devices, downloadable ring tones, music and games, and other wireless data services and applications. In 2007, data revenue represented approximately 13.2% of total network revenue, compared to 10.6% in 2006.

Wireless Equipment Sales

The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects an increased volume of handset upgrades associated with the growing subscriber base.

Prepaid revenue increased as a result of improved ARPU and a larger subscriber base. The year-over-year improvement in ARPU is a result of increased data usage and more attractive prepaid offerings, including unlimited evening and weekend plans.

Wireless’ success in the continued reduction in postpaid churn reflects proactive and targeted customer retention activities, the commitment to customer care and improvements in network coverage and quality. Prepaid churn has improved during 2007 due to changes in offerings and investments in retention programs.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    14

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Wireless Operating Expenses

Years ended December 31,
(In millions of dollars, except per subscriber statistics)	2007	2006	% Chg
Operating expenses
Cost of equipment sales	$703	$628	12
Sales and marketing expenses	653	604	8
Operating, general and administrative expenses	1,558	1,361	14
Operating expenses before the undernoted	2,914	2,593	12
Stock option plan amendment (1)	46	–	n/m
Stock-based compensation expense (1)	11	15	(27)
Integration expenses (2)	–	3	n/m
Total operating expenses	$2,971	$2,611	14
Average monthly operating expense per subscriber before sales and marketing expenses (3)	$20.61	$19.48	6
Sales and marketing costs per gross subscriber addition (3)	$401	$399	1
(1) See the section entitled “Stock-based Compensation Expense”.
(2) Costs incurred related to the integration of Fido.
(3) As defined. See the “Key Performance Indicator and Non-GAAP Measures” section. As calculated in the “Supplementary Information: Non-GAAP Calculations” section. Average monthly operating expense per subscriber before sales and marketing expenses excludes the one-time non-cash expense related to the introduction of a cash settlement feature for stock options, stock-based compensation expense and integration expenses.

Cost of equipment sales increased in 2007, compared to 2006, primarily as a result of retention activity, hardware upgrades and the increased average cost of handsets.

The year-over-year increase in sales and marketing expenses was directly related to Wireless’ largely successful sales and marketing efforts targeted at acquiring high value postpaid voice and data customers as well as the continuation of Wireless’ “Most Reliable Network” campaign and the introduction of new services and devices.

Growth in the Wireless subscriber base drove increases in operating, general and administrative expenses in 2007, compared to 2006. These increases were reflected in higher customer retention spending, costs to support increased usage of data and roaming services, and increases in network operating expenses to accommodate the larger subscriber base. Customer care costs also increased as a result of the launch of Wireless Number Portability (“WNP”) in March 2007, the decommissioning of the TDMA network in May 2007, and the complexity of supporting more sophisticated services and devices. These costs were partially offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, has increased to $403 million in 2007, compared to $321 million in 2006 due to a larger subscriber base, which drove higher volumes of handset upgrades, as well as the introduction of WNP in March 2007. Retention spending also increased due to the transition of customers to Wireless’ more advanced GSM service from the older generation TDMA and analog networks, which were decommissioned in May 2007.

Wireless Adjusted Operating Profit

The strong year-over-year growth in adjusted operating profit was due to the significant growth in network revenue. As a result, Wireless’ adjusted operating profit margin increased to 50.2% in 2007, compared to 46.1% in 2006.

Wireless Additions to PP&E

Years ended December 31,
(In millions of dollars)	2007	2006	% Chg
Additions to PP&E
Network – capacity	$169	$159	6
Network – other	175	89	97
HSPA	316	264	20
Information and technology and other	147	112	31
Inukshuk	15	60	(75)
Total additions to PP&E	$822	$684	20

15    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Additions to Wireless PP&E reflect spending on GSM network capacity, such as channel additions and network enhancing features. HSPA additions to PP&E were mainly for the continued roll-out to the top 25 markets across Canada and the commencement of the upgrade to faster network throughput speeds. Other network related additions accounted for the primary increase in expenditures from the prior year. These included national site build activities, additional spending on test and monitoring equipment, sectorization, operating support system activities and new product platforms and services. Other additions to PP&E reflect information technology initiatives, such as billing and back office system upgrades and other facilities and equipment spending. The decrease in expenditures relating to the Inukshuk wireless broadband initiative is a result of a majority of the costs being incurred in 2006 for the initial deployment of infrastructure in the largest Canadian markets.

The additions to PP&E for 2006 reflect spending on Wireless’ UMTS/ HSPA deployment as well as GSM/GPRS network capacity and quality enhancements. Other additions include technical upgrade projects, including new cell sites, operational support systems and the addition of new services.

CABLE

CABLE’S BUSINESS
Cable is one of Canada’s largest providers of cable television, cable telephony and high-speed Internet access, and is also a facilities based telecommunications alternative to the traditional telephone companies. Its business consists of the following three segments:

The Cable Operations segment has 2.3 million basic cable subscribers at December 31, 2007, representing approximately 30% of basic cable subscribers in Canada. At December 31, 2007, it provided digital cable services to approximately 1.4 million households and high-speed Internet service to approximately 1.5 million residential subscribers. Through Rogers Home Phone, it offers local telephone and long-distance services to residential customers with both voice-over-cable and circuit-switched technologies and had almost 1.0 million subscriber lines at December 31, 2007.

The RBS segment offers local and long-distance telephone, enhanced voice and data services, and IP access to Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers. At December 31, 2007, there were 237,000 local line equivalents and 35,000 broadband data circuits. Cable is increasingly focusing its business segment sales efforts on the smaller business portion of the market within its traditional cable television footprint, where it is able to provision and serve customers with voice and data telephony services provisioned over its own infrastructure.

The Rogers Retail segment operates a retail distribution chain that offers Rogers branded home entertainment and wireless products and services. There were 465 stores at December 31, 2007, including approximately 170 stores acquired in January 2007 from Wireless, many of which provide customers with the ability to purchase any of Rogers’ primary services (cable television, Internet, cable telephony and wireless), to pay their Rogers bills, and to pick up or return Rogers digital and Internet equipment. It also offers digital video disc (“DVD”) and video game sales and rentals through Canada’s second largest chain of video rental stores.

Beginning in 2007, the Cable and Internet and Rogers Home Phone segments were combined into one segment, known as Cable Operations, to better align with revised management and internal reporting structures. Comparative figures have been reclassified to reflect this new segmented reporting.

Cable’s Products and Services

Cable has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Its Ontario cable systems, which comprise approximately 90% of its 2.3 million basic cable subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the national capital city of Canada, and (iii) the Guelph to London corridor in southwestern Ontario. The New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of its cable systems and subscribers.

Through its technologically advanced broadband networks, Cable offers a diverse range of services, including analog and digital cable, residential Internet services and voice-over-cable telephony services.

As at December 31, 2007, more than 86% of Cable’s overall network and 99% of its network in Ontario has been upgraded to transmit 860 MHz of bandwidth. With approximately 99% of Cable’s network offering digital cable services, it has a richly featured and highly-competitive video offering, which includes high-definition television (“HDTV”), video-on-demand (“VOD”), subscription video-on-demand (“SVOD”), personal video recorders (“PVR”), time-shifted programming, pay-per-view (“PPV”) movies and events, as well as a significant line-up of digital specialty, multicultural and sports programming.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    16

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cable’s Internet services are available to over 97% of homes passed by its network. Cable offers multiple tiers of Internet services, which are differentiated principally by bandwidth capabilities and the number of available e-mail addresses.

Cable’s voice-over-cable telephony services were introduced in July 2005 and have grown both in the number of subscribers and in the size of the geographic area where the service is available. At December 31, 2007, Cable’s voice-over-cable telephony services were available to approximately 94% of homes passed by its network.

Cable offers multi-product bundles at discounted rates, which allow customers to choose from among a range of cable, Internet, voiceover- cable telephony and Wireless products and services, subject to, in most cases, minimum purchase and term commitments.

Cable maintains a base of services sold to businesses, government agencies and telecom wholesalers in many markets across Canada. These services are made up of local and long-distance services, enhanced voice and data services, and IP application solutions. These services have historically been primarily based on re-sold access networks. Cable has recently revised its focus away from marketing and selling these off-net services to concentrate more on developing offerings that utilize its own facilities within its traditional cable television serving areas.

Cable also offers DVD and video game sales and rentals through Rogers Retail, Canada’s second largest chain of video rental stores.

Cable’s Distribution

In addition to the Rogers Retail stores, Cable markets its services through an extensive network of third party retail locations across its network footprint. Rogers Retail provides customers with a single direct retail channel featuring all of the wireless and cable products and services. In addition to its own and third party retail locations, Cable markets its services and products through a variety of additional channels, including call centres, outbound telemarketing, field agents, direct mail, television advertising, its own direct sales force, exclusive and non-exclusive agents, as well as through business associations. Cable also offers products and services and customer service via our e-business website, rogers.com. The information contained in or connected to our website is not a part of and not incorporated into this MD&A.

Cable’s Networks

Cable’s networks in Ontario and New Brunswick, with few exceptions, are interconnected to regional head-ends, where analog and digital channel line-ups are assembled for distribution to customers and Internet traffic is aggregated and routed to and from customers, by inter-city fibre-optic rings. The fibre-optic interconnections allow its multiple Ontario and New Brunswick cable systems to function as a single cable network. Cable’s remaining subscribers in Newfoundland and Labrador, and New Brunswick are served by local head-ends. Cable’s two regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used in the cable systems.

Cable’s technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each region that it serves, are connected by intercity fibre-optic systems carrying television, Internet, network control and monitoring and administrative traffic. The fibre-optic systems are generally constructed as rings that allow signals to flow in and out of each primary hub, or head-end, through two paths, providing protection from a fibre cut or other disruption. These high-capacity fibre-optic networks deliver high performance and reliability and generally have capacity for future growth in the form of dark fibre and unused optical wavelengths. Approximately 99% of the homes passed by Cable’s network are fed from primary hubs, or head-ends, which on average serve 93,000 homes each. The remaining 1% of the homes passed by the network are in smaller and more rural systems mostly in New Brunswick and Newfoundland and Labrador that are, on average, served by smaller primary hubs.

Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses co-axial cable with two-way amplifiers to support on-demand television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. Cable believes co-axial cable is a cost-effective and widely deployed means of carrying two-way television and broadband Internet services to residential subscribers.

Groups of an average of 469 homes are served from each optical node in a cable architecture commonly referred to as fibre-to-thefeeder (“FTTF”). The FTTF plant provides bandwidth up to 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. Cable believes the upstream bandwidth is ample to support multiple cable modem systems, cable telephony, and data traffic from interactive digital set-top terminals for at least the near-term future. When necessary, additional upstream capacity can be provided by reducing the number of homes served by each optical node, which is referred to as node-splitting. Fibre cable has been placed to permit a reduction of the average node size from 469 to 350 homes by installing additional optical transceiver modules and optical transmitters and return receivers in the head-ends and primary hubs.

Cable believes that the 860 MHz FTTF architecture provides sufficient bandwidth to provide for television, data, voice and other future services, extremely high picture quality, advanced two-way capability and network reliability. This architecture also allows for other emerging technologies, such as switched video and MPEG4, and offers the ability to continue to expand service offerings on the existing infrastructure. In addition, Cable’s clustered network of cable systems served by regional head-ends facilitates its ability to rapidly introduce new services to large areas of subscribers. In new construction projects in major urban areas, Cable is now deploying a cable network architecture commonly referred to as fibre-to-thecurb (“FTTC”). This architecture provides improved reliability and reduced maintenance due to fewer active network devices being deployed. FTTC also provides greater capacity for future narrowcast services.

17    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cable’s voice-over-cable telephony services are offered over an advanced broadband IP multimedia network layer deployed across the cable service areas. This network platform provides for a scalable primary line quality digital voice-over-cable telephony service utilizing Packet Cable and Data Over Cable Service Interface Specification (“DOCSIS”) standards, including network redundancy as well as multi-hour network and customer premises backup powering.

To serve telephony customers on circuit-switched platforms, Cable co-locates its equipment in the switch centres of the incumbent local phone companies (“ILECs”). At December 31, 2007, Cable was active in 179 co-locations in 63 municipalities in five of Canada’s most populous metropolitan areas in and around Vancouver, Calgary, Toronto, Ottawa and Montréal. Many of these co-locations are connected to its local switches by metro area fibre networks (“MANs”). Cable also operates a North American transcontinental fibre-optic network extending over 16,000 route kilometres providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets for the exchange of data and voice traffic. In Canada, the network extends from Vancouver in the west to Québec City in the east. Cable also acquired various competitive local exchange carrier (“CLEC”) assets of Futureway Communications Inc. (“Futureway”) in the Greater Toronto Area during 2007. The assets include local and regional fibre, transmission electronics and systems, hubs, points of presence (“POPs”), ILEC co-locations and switching infrastructure. Cable’s network extends into the U.S. from Vancouver south to Seattle in the west, from the Manitoba-Minnesota border, through Minneapolis, Milwaukee and Chicago in the mid-west and from Toronto through Buffalo and Montréal through Albany to New York City in the east. Cable has connected its North American network with Europe through international gateway switches in New York City, London, England, and a leased trans-Atlantic fibre facility.

Where Cable doesn’t have its own local facilities directly to a business customer’s premises, Cable provides its local services through a hybrid carrier strategy utilizing unbundled local loops of the ILECs. Cable has deployed its own scalable switching and intelligent services infrastructure while using connections between its colocated equipment and customer premises, provided largely by other carriers.

CABLE’S STRATEGY
Cable seeks to maximize subscribers, revenue, operating profit, and return on invested capital by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its subscribers, from basic cable television to advanced two-way cable services, including digital cable, PPV, VOD, SVOD, PVR and HDTV, Internet access, voice-over-cable telephony service, as well as the expansion of its services into the business telecom and data networking market. The key elements of the strategy are as follows:
•    Clustering of cable systems in and around metropolitan areas;
•    Offering a wide selection of products and services;
•    Maintaining technologically advanced cable networks;
•    Continuing to focus on increased quality and reliability of service, and customer satisfaction;
•    Tailoring services to the changing demographic of the Cable customer base, including expansion of products directly serving several multicultural communities;
•    Continuing to improve product features, including expanding available TV content, including HDTV and VOD selection, faster tiers of Internet service and new telephony service offerings;
•    Expanding the availability of high-quality digital primary line voice-over-cable telephony service into most of the markets in its cable service areas; and
•    Further expanding into the business market by focusing on small businesses connected to the cable network.

RECENT CABLE INDUSTRY TRENDS
Investment in Improved Cable Television Networks and Expanded Service Offerings

In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable and electronics in their respective networks and in the development of Internet, digital cable and voice-over-cable telephony services. These investments have enabled cable television companies to offer expanded packages of digital cable television services, including VOD and SVOD, pay television packages, PVR, HDTV programming, multiple increasingly fast tiers of Internet services, and telephony services.

Increased Competition from Alternative Broadcasting Distribution Undertakings

As fully described in the Competition section of this MD&A, Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems.

Industry Consolidation and Growth of Facilities-Based Competitors

The Canadian telecommunications industry has seen a consolidation of players in the wireline industry with the acquisitions in 2004 and 2005 of Group Telecom by Bell Canada, Allstream by MTS and Call-Net by Rogers. Competition remains intense in the long-distance markets with average price per minute continuing to decline year-over-year. Facilities-based competitors in the local telephone market have emerged in the residential and small and medium-sized business markets with the launch of competitive

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

local telephone service by Canadian cable companies using their own last mile facilities in 2005. Until 2005, competitors to the ILECs made use of resold ILEC facilities and services to provide retail service in these markets. There has been limited local facilities-based competition in the large enterprise market.

Growth of Internet Protocol-Based Services

Another development has been the launch of Voice-over-Internet Protocol (“VoIP”) local services by non-facilities-based providers in 2005 and 2006. These companies’ VoIP services are marketed to the subscribers of ILEC, cable and other companies’ high-speed Internet services and the providers include Vonage, Primus, Babytel and others.

In the enterprise market, there is a continuing shift to IP-based services, in particular from asynchronous transfer mode (“ATM”) and frame relay (two common data networking technologies) to IP delivered through virtual private networking (“VPN”) services. This transition results in lower costs for both users and carriers.

CABLE OPERATING AND FINANCIAL RESULTS
For purposes of this discussion, revenue has been classified according to the following categories:
•    Cable, which includes revenue derived from:
•    analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties; and
•    digital cable service revenue, consisting of digital channel service fees, including premium and specialty service subscription fees, PPV service fees, VOD service fees, and revenue earned on the sale and rental of set-top terminals;
•    Internet, which includes service revenues from residential Internet access service and modem sale and rental fees;
•    Rogers Home Phone, which includes revenues from residential local telephony service, long-distance and additional calling features;
•    RBS, which includes local and long-distance revenues, enhanced voice and data services revenue from business customers, as well as the sale of these offerings on a wholesale basis to other telecommunications providers; and
•    Rogers Retail, which includes commissions earned while acting as an agent to sell other Rogers’ services, such as wireless, Internet, digital cable and cable telephony, as well as the sale and rental of DVDs and video games and confectionary sales.

Operating expenses are segregated into the following categories for assessing business performance:
•    Sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs, such as sales support and commissions as well as costs of operating, advertising and promoting the Rogers Retail chain;
•    Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-today basis and to service subscriber relationships, including:
•    the monthly contracted payments for the acquisition of programming paid directly to the programming suppliers as well as to copyright collectives and the Canadian Programming Production Funds;
•    Internet interconnectivity and usage charges and the cost of operating Cable’s Internet service;
•    intercarrier payments for interconnect to the local access and long-distance carriers related to cable and circuit-switched telephony service;
•    technical service expenses, which includes the costs of operating and maintaining cable networks as well as certain customer service activities, such as installations and repair;
•    customer care expenses, which include the costs associated with customer order-taking and billing inquiries;
•    community television expenses, which consist of the costs to operate a series of local community-based television stations in Cable’s licenced systems;
•    other general and administrative expenses; and
•    expenses related to the corporate management of the Rogers Retail stores;
•    Cost of Rogers Retail sales, which is composed of store merchandise and depreciation related to the acquisition of DVDs and game rental assets.

In the cable industry in Canada, the demand for services, particularly Internet, digital television and cable telephony services, continues to grow and the variable costs associated with this growth, such as commissions for subscriber activations, as well as the fixed costs of acquiring new subscribers are significant. As such, fluctuations in the number of activations of new subscribers from period-to-period result in fluctuations in sales and marketing expenses.

19    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Cable Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2007 (1)	2006 (2)	% Chg
Operating revenue
Cable Operations (3)	$2,603	$2,299	13
RBS	571	596	(4)
Rogers Retail	393	310	27
Intercompany eliminations	(9)	(4)	125
Total operating revenue	3,558	3,201	11
Operating profit (loss) before the undernoted
Cable Operations (3)	1,008	854	18
RBS	12	49	(76)
Rogers Retail	(4)	13	n/m
Adjusted operating profit (4)	1,016	916	11
Stock option plan amendment (5)	(113)	–	n/m
Stock-based compensation expense (5)	(11)	(11)	–
Integration and restructuring expenses (6)	(38)	(15)	153
Contract renegotiation fee (7)	(52)	–	n/m
Operating profit (4)	$802	$890	(10)
Adjusted operating profit (loss) margin (4)
Cable Operations (3)	38.7%	37.1%
RBS	2.1%	8.2%
Rogers Retail	(1.0%)	4.2%
Additions to PP&E (4)
Cable Operations (3)	$710	$685	4
RBS	83	98	(15)
Rogers Retail	21	11	91
Total additions to PP&E	$814	$794	3
(1) The operating results of Futureway are included in Cable’s results of operations from the date of acquisition on June 22, 2007.
(2) Certain prior year amounts have been reclassified to conform to the current year presentation.
(3) Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(4) As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations” sections.
(5) See the section entitled “Stock-based Compensation Expense”.
(6) Costs incurred related to the integration of the operations of Call-Net, the restructuring of RBS and the closure of 21 Retail stores in the first quarter of 2006.
(7) One-time charge resulting from the renegotiation of an Internet-related services agreement. See the section entitled “Cable Operations Operating Expenses”.

OPERATING HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2007
•    Increased subscriber bases by 290,000 cable telephony subscribers, 165,000 high-speed residential Internet subscribers, 219,000 digital cable households and 18,000 basic cable subscribers.
•    Entered into a renegotiated agreement with Yahoo! Inc. (“Yahoo!”) that will eliminate monthly per subscriber fees and see both companies work jointly on advertising revenue opportunities leveraging Rogers’ high-speed Internet access portal and subscriber base. In connection with this new agreement, we made a one-time payment to Yahoo! in the fourth quarter of 2007 of $52 million, and Cable’s cost of providing its Internet service will be reduced by approximately $25 million per year over the four year term of the new agreement. Rogers’ branding of its Internet service is being transitioned to “Rogers Hi-Speed Internet”, while the on-line portal will continue to be branded as “Rogers Yahoo!”.

•    Launched three new “triple play” packages which combine digital cable, high-speed Internet and Rogers Home Phone services in discrete packages and with easy to understand price points. These packages range from a basic starter package to a VIP Plus package, with the selection allowing our customers to choose the television, high-speed Internet and Home Phone plan that best meets their needs.
•    Completed the acquisition of the remaining 80% of the outstanding shares of Futureway that it did not already own and the outstanding stock options. Futureway is a facilities-based provider of telecommunications and high-speed Internet services operating in and around the Greater Toronto Area.
•    Expanded the availability of its residential telephony service to approximately 94% of homes passed by its cable networks.

Total operating revenue increased $357 million or 11%, from 2006, and total adjusted operating profit increased to $1,016 million or by $100 million, an 11% increase from 2006. See the following segment discussions for a detailed discussion of operating results.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    20

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CABLE OPERATIONS
Summarized Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2007	2006 (1)	% Chg
Operating revenue
Core Cable	$1,540	$1,421	8
Internet	608	523	16
Rogers Home Phone	455	355	28
Total Cable Operations operating revenue	2,603	2,299	13
Operating expenses before the undernoted
Sales and marketing expenses	257	219	17
Operating, general and administrative expenses	1,338	1,226	9
	1,595	1,445	10
Adjusted operating profit (2)	1,008	854	18
Stock option plan amendment (3)	(106)	–	n/m
Stock-based compensation expense (3)	(10)	(11)	(9)
Integration expenses (4)	(9)	(8)	13
Contract renegotiation fee (5)	(52)	–	n/m
Operating profit (2)	$831	$835	(0)
Adjusted operating profit margin (2)	38.7%	37.1%
(1) Certain prior year amounts have been reclassified to conform with the current year presentation.
(2) As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations” sections.
(3) See the section entitled “Stock-based Compensation Expense”.
(4) Costs incurred relate to the integration of the operations of Call-Net.
(5) One-time charge resulting from the renegotiation of an Internet-related services agreement. See the section entitled “Cable Operations Operating Expenses”.

Summarized Subscriber Results

Years ended December 31,
(Subscriber statistics in thousands, except ARPU)	2007	2006	Chg
Cable homes passed	3,575	3,481	94
Basic Cable
Net additions	18	13	5
Total Basic Cable subscribers	2,295	2,277	18
Core Cable ARPU (1)	$56.39	$52.37	$4.02
High-speed Internet (2)
Net additions	165	160	5
Total Internet subscribers (residential) (3)	1,465	1,297	168
Internet ARPU (1)	$36.51	$35.32	$1.19
Digital Cable
Terminals, net additions	374	358	16
Terminals in service	1,871	1,497	374
Households, net additions	219	221	(2)
Households	1,353	1,134	219
Cable telephony subscriber lines
Net additions and migrations (4)	290	318	(28)
Total Cable telephony subscriber lines	656	366	290
Circuit-switched subscriber lines
Net losses and migrations (4)	(37)	(41)	4
Total circuit-switched subscriber lines (3)	334	350	(16)
Total Rogers Home Phone subscriber lines
Net additions	253	277	(24)
Total Rogers Home Phone subscriber lines (3)	990	716	274
RGUs (2)(5)
Net additions	655	671	(16)
Total revenue generating units (3)	6,103	5,424	679
(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations” sections.
(2) Prior year high-speed Internet subscribers and RGUs have been reclassified to conform to the current year presentation.
(3) Included in total subscribers at December 31, 2007, are approximately 3,000 high-speed Internet subscribers and 21,000 circuit-switched telephony subscriber lines, representing 24,000 RGUs, acquired from Futureway in June, 2007. These subscribers are not included in net additions for 2007.
(4) Includes approximately 42,000 and 37,000 migrations from circuit-switched to cable telephony during 2007 and 2006, respectively.
(5) RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable and circuit-switched telephony subscribers.

21    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Core Cable Revenue

The increase in Core Cable revenue in 2007 reflects the impact of price increases, growth in basic subscribers and the growing penetration of our digital cable products. The price increases on service offerings that became effective in March 2006 and 2007, contributed approximately $54 million to Core Cable revenue growth during 2007. The remaining increase in revenue of approximately $65 million is primarily related to the growth in digital subscribers.

represented migrations from the circuit-switched to cable telephony platform. Long-distance revenues were flat year-over-year.

Cable Operations Operating Expenses

Cable Operations sales and marketing expenses increased by $38 million in 2007, compared to 2006, reflecting the significant growth in cable telephony service in addition to certain targeted promotional activities.

The increases in operating, general and administrative costs during 2007 of $112 million, compared to 2006, were primarily driven by increases in digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, customer care, technical service and network operations. This increase was partially offset by the elimination of CRTC Part II fees. For further details, see the section entitled “Government Regulation and Regulatory Developments”.

In January 2004, Cable entered into a multi-year agreement with Yahoo! to offer Cable’s high-speed Internet access subscribers a co-branded broadband experience, which included: Yahoo!’s email functionality; hosting and storage; security, pop-up blocking and parental control tools; digital photo tools; online music and game services; and an array of content in a personalized user environment. Under this agreement, Cable paid portal fees to Yahoo! for these services on a per subscriber basis. On October 31, 2007, Cable and Yahoo! entered into a renegotiated agreement effective January 1, 2008, under which Cable and Yahoo! will share advertising revenue opportunities leveraging the high-speed Internet access subscribers, and Cable will no longer pay portal fees to Yahoo!. This renegotiated agreement will now expire on December 31, 2011. In connection with the renegotiation of this agreement, Cable made a one-time payment to Yahoo! in the fourth quarter of 2007 of $52 million and Cable’s cost of providing its high-speed Internet service will be reduced by approximately $25 million per year over the term of the renegotiated agreement. Rogers’ branding of its Internet service is being transitioned to “Rogers Hi-Speed Internet”, while the online portal will continue to be branded as “Rogers Yahoo!”.

The digital cable subscriber base grew by 19% in 2007. Digital penetration now represents 59% of basic cable households. Strong demand for HD and PVR digital set-top box equipment combined with the success of Cable’s “Personal TV” and awareness of the “triple play” marketing campaign, which offers cable television, high-speed Internet and Rogers Home Phone services in discrete packages, contributed to the growth in the digital subscriber base of 219,000 in 2007. In addition, basic cable subscribers increased by 18,000 in 2007.

Internet (Residential) Revenue

The increase in Internet revenues in 2007 reflects the 13% year-over- year increase in the number of Internet subscribers in addition to price increases to our Internet offerings. These price increases, effective in March 2006 and 2007, contributed to the Internet revenue growth by approximately $16 million in 2007. The remaining increase in revenue of approximately $69 million in 2007 was largely the result of the impact of the growth in subscribers. The average monthly revenue per Internet subscriber increased year-over-year. This was the result of the price increases partially offset by a shift in subscriber mix to a higher number of subscribers on lower priced service tiers.

With the high-speed Internet subscriber base now at approximately 1.5 million, Internet penetration is 64% of basic cable households, and 41% of homes passed by our network.

Rogers Home Phone Revenue

The growth in Rogers Home Phone revenue in 2007 is the result of the addition of 290,000 Rogers Home Phone voice-over-cable telephony service lines in 2007. Partially offsetting the increase in voice-over-cable telephony lines is a decline in the number of circuit-switched local lines of 37,000 in 2007. Of this amount, 42,000

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    22

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of growth in revenue and subscribers, in addition to the impact of the elimination of CRTC Part II fees. As a result, Cable Operations adjusted operating profit margins increased to 38.7% in 2007, compared to 37.1% in 2006.

Cable Operations’ base of circuit-switched local telephony customers, which was acquired in July 2005 through the acquisition of Call-Net, is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As a result, the inclusion of the circuit-switched local telephony business with Cable Operations’ on-net in-region telephony business has a dilutive impact on operating profit margins.

ROGERS BUSINESS SOLUTIONS
Summarized Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2007	2006	% Chg
RBS operating revenue	$571	$596	(4)
Operating expenses before the undernoted
Sales and marketing expenses	75	70	7
Operating, general and administrative expenses	484	477	1
	559	547	2
Adjusted operating profit (1)	12	49	(76)
Stock option plan amendment (2)	(2)	–	n/m
Stock-based compensation expense (2)	–	–	n/m
Integration and restructuring expenses (3)	(29)	(1)	n/m
Operating profit (loss) (1)	$(19)	$48	n/m
Adjusted operating profit margin (1)	2.1%	8.2%
(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations” sections.
(2) See the section entitled “Stock-based Compensation Expense”.
(3) Costs incurred relate to the integration of the operations of Call-Net and the restructuring of RBS.

Summarized Subscriber Results

Years ended December 31,
(Subscriber statistics in thousands)	2007	2006	% Chg
Local line equivalents (1)
Net additions	18	33	(15)
Total local line equivalents (2)	237	205	32
Broadband data circuits (3)
Net additions	3	10	(7)
Total broadband data circuits (2)	35	31	4
(1) Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2) Included in total subscribers at December 31, 2007, are approximately 14,000 local line equivalents and 1,000 broadband data circuits acquired from Futureway in June, 2007. These subscribers are not included in net additions for 2007.
(3) Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.

23    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RBS Revenue

The decrease in RBS revenues is a result of a decline in long-distance revenues partially offset by an increase in local service and data revenue. During 2007, long-distance revenues declined by $41 million compared to 2006 due to a decrease in both usage and average revenue per minute. Local service revenue grew by $15 million compared to 2006. In addition, data revenues (including hardware sales) increased by $1 million compared to 2006.

RBS ended the year with 237,000 local line equivalents and 35,000 broadband data circuits in service at December 31, 2007, representing year-over-year growth rates of 16% in both cases.

RBS Operating Expenses

Carrier charges are included in operating, general and administrative expenses and decreased by $28 million in 2007, compared to 2006, due to the decrease in revenue and product mix changes. Carrier charges represented approximately 55% of revenue in 2007, compared to 57% in 2006.

The increases in other operating, general and administrative expenses of $35 million in 2007, compared to 2006, are primarily the result of an increase in overall information technology and network maintenance costs.

Sales and marketing expenses increased by $5 million in 2007, compared to 2006, as marketing efforts have primarily targeted the small and medium business markets since early 2007.

RBS Adjusted Operating Profit

The changes described above resulted in RBS adjusted operating profit of $12 million in 2007, compared to adjusted operating profit of $49 million in 2006.

Integration and Restructuring Expenses

During 2007, most RBS new customer acquisition efforts in the enterprise and larger business segments and outside of Cable’s footprint were suspended, resulting in certain staff reductions and the incurrence of approximately $20 million in severance costs. In addition, consulting and contract termination costs of $4 million related to the restructuring and $5 million of integration expenses related to the acquisition of Call-Net were incurred. Capital spending requirements on information technology and network builds were also reduced. RBS will continue to maximize operating profit through its existing customer base while Cable will increase its sales efforts on the smaller business portion of the market within its traditional cable television footprint where it is able to serve customers with voice and data telephony services provisioned over its own infrastructure.

ROGERS RETAIL
Summarized Financial Results

In January 2007, Rogers Retail acquired approximately 170 retail locations from Wireless. The results of the activities of these stores has been included in the Rogers Retail results of operations since January 1, 2007.

Years ended December 31,
(In millions of dollars)	2007	2006	% Chg
Rogers Retail operating revenue	$393	$310	27
Operating expenses	397	297	34
Adjusted operating profit (loss) (1)	(4)	13	n/m
Stock option plan amendment (2)	(5)	–	n/m
Stock-based compensation expense (2)	(1)	–	n/m
Restructuring expenses (3)	–	(6)	n/m
Operating profit (loss) (1)	$(10)	$7	n/m
Adjusted operating profit (loss) margin (1)	(1.0%)	4.2%
(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations” sections.
(2) See the section entitled “Stock-based Compensation Expense”.
(3) Costs related to the closure of 21 Retail stores in the first quarter of 2006.

Rogers Retail Revenue

The increase in Rogers Retail revenue of $83 million in 2007, compared to 2006, was the result of the acquisition of 170 retail stores from Wireless in January 2007, partially offset by a decline in video rental and sales revenues of $8 million, resulting from fewer transactions and customer visits, and a reduction in late fee revenue.

Rogers Retail Adjusted Operating Profit (Loss)

Rogers Retail recorded an adjusted operating loss of $4 million in 2007, compared to an adjusted operating profit of $13 million in 2006, which is the result of fewer customer visits and increased sales and marketing expenses.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CABLE ADDITIONS TO PP&E
The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:
•    Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
•    Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•    Line extensions, which includes network costs to enter new service areas;

•    Upgrades and rebuild, which includes the costs to modify or replace existing co-axial cable, fibre-optic equipment and network electronics; and
•    Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

Years ended December 31,
(In millions of dollars)	2007	2006 (1)	% Chg
Additions to PP&E
Customer premise equipment	$304	$307	(1)
Scalable infrastructure	167	184	(9)
Line extensions	57	64	(11)
Upgrades and rebuild	43	10	n/m
Support capital	139	120	16
Total Cable Operations (2)	710	685	4
Rogers Business Solutions (3)	83	98	(15)
Rogers Retail	21	11	91
	$814	$794	3
(1) Certain prior year amounts have been reclassified to conform with the current year presentation.
(2) Included in Cable and Internet PP&E additions are costs related to the integration of Call-Net of $5 million and $28 million, for the years ended December 31, 2007, and December 31, 2006, respectively.
(3) Included in RBS PP&E additions are costs related to the integration of Call-Net of $6 million and $15 million, for the years ended December 31, 2007, and December 31, 2006, respectively.

The year-over-year increase in additions to PP&E is attributable to an increase in spending at Cable Operations, and Rogers Retail, offset by lower spending at RBS.

Cable Operations PP&E additions are primarily attributable to higher spending on support capital relating to a larger subscriber base. Spending on upgrades and rebuilds was driven by upgrades and improvements to its cable systems in the Atlantic provinces and rural areas in Ontario.

RBS PP&E additions decreased during 2007 compared to 2006 primarily due to the purchase of Group Telecom/360Networks assets from Bell Canada in 2006.

The increase in Rogers Retail PP&E additions is attributable to improvements made to certain retail stores acquired from Wireless in January 2007 and to improvements related to new retail stores.

MEDIA

MEDIA’S BUSINESS
Media operates our radio and television broadcasting operations, our consumer and trade publishing operations, our televised home shopping service and Rogers Sports Entertainment. In addition to

Media’s more traditional broadcast and print media platforms, it also delivers content and conducts e-commerce over the Internet relating to many of its individual broadcasting and publishing properties.

Media’s Broadcasting group (“Broadcasting”) comprises 52 radio stations across Canada; multicultural OMNI television stations; the five station Citytv television network; a specialty sports television service that provides regional sports programming across Canada (“Rogers Sportsnet”), and Canada’s only nationally televised shopping service (“The Shopping Channel”). Media also holds 50% ownership in Dome Productions, a mobile production and distribution joint venture that is a leader in HDTV production in Canada. Broadcasting also owns The Biography Channel Canada and G4TechTV Canada and holds interests in several Canadian specialty television services, including Viewers Choice Canada.

Media’s Publishing group (“Publishing”) publishes 78 consumer magazines and trade and professional publications and directories in Canada.

In addition to its organic growth, Media expanded its business in 2007 through the following initiatives: the acquisition of five radio stations located in Edmonton and Fort McMurray, Alberta, including licences in several small Alberta markets; and the acquisition of

25    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

five Citytv television stations located in Toronto, Ontario; Winnipeg, Manitoba; Edmonton and Calgary, Alberta; and Vancouver, British Columbia.

MEDIA’S STRATEGY
Media seeks to maximize revenues, operating profit and return on invested capital across each of its businesses. Media’s strategies to achieve this objective include:
•    Focusing on specialized content and audiences through radio, publication and sports properties, as well as continued development of its portfolio of specialty channel investments;
•    Continuing to leverage its strong media brand names to increase advertising and subscription revenues, assisted by the cross-promotion of its properties across its media formats and in association with the “Rogers” brand;
•    Focusing on growth and continuing to cross-sell advertising and share content across its properties and over its multiple media platforms; and
•    Enhancing the Sports Entertainment fan experience by adding talented players to improve the Blue Jays win-loss record and by making physical upgrades to the Rogers Centre.

RECENT MEDIA INDUSTRY TRENDS
Increased Fragmentation of Radio and TV

In recent years, Canadian radio and television broadcasters have had to operate in increasingly fragmented markets. Canadian consumers have a growing number of radio and television services available to them, providing them with an increasing number of different programming formats. In the radio industry, since the introduction of its Commercial Radio Policy in 1998, the CRTC has licenced numerous new radio stations through competitive processes in most markets across Canada. In that time, the CRTC has also licenced a large number of additional new FM stations through AM to FM station conversions. In 2005, the CRTC licenced two satellite radio providers, both of which are affiliated with U.S. satellite operators and both of which began offering service in Canada. In the television industry, the CRTC has licenced a number of new, over-the-air stations and a significant number of new digital television services. The new services and the new formats combine to fragment the market for existing radio and television operators.

Ownership of Canadian radio and TV stations has consolidated through the recent acquisitions by CTVglobemedia of CHUM Limited, by Canwest Global Communications Corp. of Alliance Atlantis Communications Inc., and by Astral Media Inc. of Standard Radio Inc. This results in the Canadian industry being left with fewer owners but larger competitors in the media marketplace.

MEDIA OPERATING AND FINANCIAL RESULTS
Media’s revenues primarily consist of:
•    Advertising revenues;
•    Circulation revenues;
•    Subscription revenues;
•    Retail product sales; and
•    Sales of tickets, receipts of league revenue sharing and concession sales associated with Rogers Sports Entertainment.

Media’s operating expenses consist of:
•    Cost of sales, which is primarily comprised of the cost of retail product sold by The Shopping Channel;
•    Sales and marketing expenses; and
•    Operating, general and administrative expenses, which include programming costs, production expenses, circulation expenses, player salaries and other back-office support functions.

Summarized Media Financial Results

Effective June, 2006, due to increased ownership, the results of operations of The Biography Channel Canada and G4TechTV Canada are consolidated with the results of Media. The operating results of five Alberta radio stations and Citytv, which were acquired in 2007, are included in Media’s results of operations from the dates of acquisition on January 1, 2007, and October 31, 2007, respectively.

Years ended December 31,
(In millions of dollars, except margin)	2007 (1)	2006	% Chg
Operating revenue	$1,317	$1,210	9
Operating expenses before the undernoted	1,141	1,054	8
Adjusted operating profit (2)	176	156	13
Stock option plan amendment (3)	(84)	–	n/m
Stock-based compensation expense(3)	(10)	(5)	100
Operating profit (2)	$82	$151	(46)
Adjusted operating profit margin (2)	13.4%	12.9%
Additions to property, plant and equipment (2)	$77	$48	60
(1) The operating results of Citytv are included in Media’s results of operations from the date of acquisition on October 31, 2007.
(2) As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(3) See the section entitled “Stock-based Compensation Expense”.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Media Operating Revenue

The increase in Media revenue in 2007 compared to 2006 reflects growth across all of Media’s divisions. Rogers Publishing revenue in 2007 was positively impacted by increased advertising and circulation revenue, which was partially offset by a decrease in revenue related to the closure of certain publications. Rogers Radio revenue increased due to a combination of organic growth and the acquisition of five radio stations in Alberta in January 2007. The growth in Rogers Sports Entertainment revenue was primarily  due to increases

Media Additions to PP&E

Additions to PP&E in 2007 primarily reflect building improvements related to the relocation of Rogers Sportsnet and building improvements to the Rogers Centre. In 2006, PP&E additions mainly related to enhancements and renovations at the Rogers Centre.

3.     CONSOLIDATED LIQUIDITY AND FINANCING

LIQUIDITY AND CAPITAL RESOURCES
Operations

For 2007, cash generated from operations before changes in non-cash operating working capital items, which is calculated by eliminating the effect of all non-cash items from net income, increased to $3,135 million from $2,386 million in 2006. The $749 million increase is primarily the result of a $761 million increase in adjusted operating profit.

Taking into account the changes in non-cash operating working capital items for the year ended December 31, 2007, cash generated from operations was $2,825 million, compared to $2,449 million in 2006.

The cash flow generated from operations of $2,825 million, together with the following items, resulted in total net funds of approximately $3,932 million raised in the year ended December 31, 2007:
•    receipt of $1,080 million aggregate net advances borrowed under our bank credit facilities; and
•    receipt of $27 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options.

Net funds used during 2007 totalled approximately $3,974 million, the details of which include:
•    additions to PP&E of $1,816 million, including $20 million of related changes in non-cash working capital;
•    the repayment at maturity in February of Cable’s $450 million Senior Notes due 2007;
•    the redemption in May of Wireless’ US$550 million Floating Rate Notes due 2010 ($609 million aggregate principal amount and $12 million premium);
•    the redemption in June of Wireless’ US$155 million 9.75% Senior Debentures due 2016 ($166 million aggregate principal amount and $47 million premium);
•    the aggregate net payment of $35 million incurred on the settlement of two cross-currency interest rate exchange agreements and forward contracts in conjunction with the redemption of Wireless’ US$550 million Floating Rate Senior Notes due 2010 in May 2007 and the redemption of Wireless’ US$155 million 9.75% Senior Debentures due 2016 in June 2007;
•    the payment of quarterly dividends aggregating $211 million on our Class A Voting and Class B Non-Voting shares;
•    acquisitions and other net investments aggregating $555 million, including the October 2007 acquisition of five Citytv television stations for $405 million including acquisition costs, the June 2007 acquisition of Futureway Communications Inc. for $86 million and the January 2007 acquisition of five Alberta radio stations for $43 million;

in admissions, corporate sponsorships and broadcast revenue. Rogers Sportsnet revenue increased over the prior year due to higher advertising revenue and subscriber fees. Rogers television operations generated strong increases in national advertising for the year, and the acquisition of Citytv, which closed on October 31, 2007, contributed $28 million to the increase in revenue. The Shopping Channel revenue remained fairly consistent with the prior year.

Media Operating Expenses

The increase in Media operating expenses, excluding the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature for employee stock options and stockbased compensation expense in 2007 compared to 2006, is primarily due to operating costs of Citytv and the five Alberta radio stations, higher Blue Jays payroll costs at Rogers Sports Entertainment, and higher production costs at Rogers Sportsnet resulting from additional NFL and NHL broadcasts. These increases were partially offset by lower general and administrative costs and by the elimination of CRTC Part II fees. For further details, see the section entitled “Government Regulation and Regulatory Developments”.

Media Adjusted Operating Profit

The growth in Media’s adjusted operating profit compared to 2006 reflects growth across most of Media’s divisions, as well as the impact of the elimination of CRTC Part II fees, partially offset by a decrease in adjusted operating profit at Rogers Sports Entertainment. Excluding Rogers Sports Entertainment, Media’s adjusted operating profit margins would have been 16.9% and 16.7% for the years ended December 31, 2007 and 2006, respectively.

27    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•    additions to program rights of $67 million;
•    financing costs incurred of $4 million; and
•    the repayment of $2 million of capital leases.

Taking into account the cash deficiency of $19 million at the beginning of the year and the cash sources and uses described above, the cash deficiency at December 31, 2007 was $61 million.

Financing

Our long-term debt is described in Note 15 to the 2007 Audited Consolidated Financial Statements. During 2007, the following financing activities took place.

During 2007, $1,080 million aggregate net advances were borrowed under our bank credit facility. In addition, during 2007 $1,227 million aggregate principal amount of other debt was repaid, comprised of $450 million aggregate principal amount of Cable’s 7.60% Senior Notes due 2007 repaid at maturity in February, $609 million (US$550 million) aggregate principal amount of Wireless’ Floating Rate Senior Notes due 2010 redeemed in May at a redemption premium of 2%, or $12 million, for a total of $621 million (US$561 million), $166 million (US$155 million) aggregate principal amount of Wireless’ 9.75% Senior Debentures due 2016 redeemed in June at a redemption premium of 28.416%, or $47 million, for a total of $213 million (US$199 million) and $2 million repayment of capital leases. As a result, we incurred a net loss on repayment of long-term debt aggregating $47 million, which is expensed in the income statement. Included in this amount are the aggregate redemption premiums of $59 million offset by a $12 million non-cash writedown of the fair value increment arising from purchase accounting, which is included in long-term debt. In addition, in conjunction with these redemptions we made aggregate net payments on settlement of cross-currency interest rate exchange agreements and forward contracts of $35 million.

RCI’s new bank credit facility provides RCI with up to $2.4 billion from a consortium of Canadian financial institutions. The bank credit facility is available on a fully revolving basis until maturity on July 2, 2013, and there are no scheduled reductions prior to maturity. The interest rate charged on the bank credit facility ranges from nil to 0.50% per annum over the bank prime rate or base rate or 0.475% to 1.75% over the bankers’ acceptance rate or London Inter-bank Offered Rate (“LIBOR”). RCI’s bank credit facility is unsecured and ranks pari passu with RCI’s senior public debt and cross-currency interest rate exchange agreements. The bank credit facility requires that RCI satisfy certain financial covenants, including the maintenance of certain financial ratios.

Pari Passu Debt and Intracompany Amalgamation completed July 1, 2007

On July 1, 2007, RCI completed an intracompany amalgamation of RCI and certain of its wholly owned subsidiaries, including Rogers Cable Inc. (“RCAB”) and Rogers Wireless Inc. (“RWI”). The amalgamated entity continues as RCI, and RCAB and RWI are no longer separate corporate entities and have ceased to be reporting issuers. This intracompany amalgamation did not impact the consolidated results previously reported by RCI, and the operating subsidiaries of RCAB and RWI were not part of and were not impacted by the amalgamation.

As a result of the amalgamation, on July 1, 2007, RCI assumed all of the rights and obligations under all of the outstanding RCAB and RWI public debt indentures and cross-currency interest rate exchange agreements. As part of the amalgamation process, on June 29, 2007, RCAB and RWI released all security provided by bonds issued under the RCAB deed of trust and the RWI deed of trust for all of the then outstanding RCAB and RWI senior public debt and cross-currency interest rate exchange agreements. As a result, none of the senior public debt or cross-currency interest rate exchange agreements remain secured by such bonds effective as of June 29, 2007.

As a result of these actions, the outstanding public debt and cross-currency interest rate exchange agreements and the new $2.4 billion bank credit facility now reside at RCI on an unsecured basis. The RCI public debt originally issued by Cable has RCCI as a co-obligor and RWP as an unsecured guarantor while the RCI public debt originally issued by RWI has RWP as a co-obligor and RCCI as an unsecured guarantor. Similarly, RCCI and RWP have provided unsecured guarantees for the new bank credit facility and the cross-currency interest rate exchange agreements. Accordingly, RCI’s bank debt, senior public debt and cross-currency interest rate exchange agreements now rank pari passu on an unsecured basis. Our subordinated public debt remains subordinated to our senior debt.

Shelf Prospectuses

In order to maintain financial flexibility, in November 2007 RCI filed shelf prospectuses with securities regulators to qualify debt securities of RCI for sale in Canada and/or in the U.S. A previously filed shelf prospectus expired during 2006. The notice set forth in this paragraph does not constitute an offer of any securities for sale.

We may choose to participate in the upcoming auction of wireless spectrum licences that will take place commencing May 27, 2008, and, as such, we may arrange for the issuance of a letter of credit pursuant to the terms and conditions of the auction. If issued, the letter of credit would be a utilization under our $2.4 billion bank credit facility. See “Wireless Regulation and Regulatory Developments – Advanced Wireless Services (“AWS”) Auction”.

RCI’s $2.4 Billion Bank Credit Facility

On June 29, 2007, the $1 billion Cable bank credit facility, the $700 million Wireless bank credit facility and the $600 million Media bank credit facility were cancelled and RCI entered into a new unsecured $2.4 billion bank credit facility. At December 31, 2007, RCI had borrowed $1.240 billion under this new bank credit facility.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    28

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Normal Course Issuer Bid

In January 2008, RCI applied to the Toronto Stock Exchange (“TSX”) to make an NCIB, which was accepted by the TSX on January 10, 2008, for purchases of its Class B Non-Voting shares through the facilities of the TSX. The maximum number of Class B Non-Voting shares that may be purchased pursuant to the NCIB is the lesser of 15 million, representing approximately 3% of the number of Class B Non- Voting shares outstanding at December 31, 2007, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases, will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

Covenant Compliance

We are currently in compliance with all of the covenants under our debt instruments, and we expect to remain in compliance with all of these covenants during 2008. At December 31, 2007, there are no financial leverage covenants in effect other than those pursuant to our bank credit facility (see Note 15(i) to the 2007 Audited Consolidated Financial Statements). Based on our most restrictive leverage covenants, we could have incurred $14.6 billion of additional long-term debt at December 31, 2007, including the $1.16 billion undrawn portion of our existing $2.4 billion bank credit facility.

2008 Cash Requirements

On a consolidated basis, we anticipate that we will generate a net cash surplus in 2008 from cash generated from operations. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2008, including the funding of dividends on our Class A Voting and Class B Non-Voting shares, taking into account cash from operations and the amount available under our $2.4 billion bank credit facility. At December 31, 2007, there were no restrictions on the flow of funds between subsidiary companies nor between RCI and any of its subsidiaries.

Required Principal Repayments

At December 31, 2007, the required repayments on all long-term debt in the next five years totals $2,326 million, comprised of $1 million of capital leases due in 2008, $1,119 million principal repayments due in 2011 and $1,206 million principal repayments due in 2012. The required principal repayments due in 2011 consist of $484 million (US$490 million) 9.625% Senior Notes, $460 million 7.625% Senior Notes and $175 million 7.25% Senior Notes. The required principal repayments due in 2012 consist of $464 million (US$470 million) 7.25% Senior Notes, $395 million (US$400 million) 8.00% Subordinated Notes and $346 million (US$350 million) 7.875% Senior Notes.

Credit Ratings

In February 2007, Fitch Ratings increased the issuer default ratings for RCI, Wireless and Cable to BBB- (from BB) and increased the senior debt ratings for Wireless and Cable to BBB- (from BB+), while the senior subordinated debt rating for Wireless was affirmed at BB. In May 2007, Fitch affirmed these ratings, revised the ratings outlook to positive from stable and indicated that when the RCI amalgamation was completed on July 1, 2007, the issuer default ratings for Wireless and Cable would be withdrawn and the rating on the Senior Subordinated Notes of Wireless would be upgraded to BB+ (from BB). In July 2007, Fitch confirmed that it had withdrawn the issuer default ratings for Wireless and Cable and upgraded the rating on RCI’s Senior Subordinated Notes to BB+ (from BB).

In March 2007, Moody’s Investors Service upgraded the senior debt ratings for Wireless and Cable to Baa3 (from Ba1) and upgraded the senior subordinated debt rating of Wireless to Ba1 (from Ba2). In May 2007, Moody’s announced that, pending routine due diligence to confirm that the RCI amalgamation and release of security was implemented as intended, there would be no ratings impact and the current Baa3 ratings would continue to prevail.

In April 2007, Standard & Poor’s Ratings Services raised its long-term corporate credit ratings for RCI, Wireless and Cable to BBB- (from BB+), raised the senior debt ratings for Wireless and Cable to BBB- (from BB+) and raised the senior subordinated debt rating for Wireless to BB+ (from BB-). In May 2007, Standard & Poor’s announced that its ratings were unaffected following the Company’s decision to amalgamate RCI with Wireless and Cable to release the security on its outstanding debt.

In summary, RCI’s unsecured senior public debt is rated investment grade by each of Fitch, Moody’s and Standard & Poor’s.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range from AAA, in the case of Standard & Poor’s and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of Standard & Poor’s, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated. The ratings on RCI’s senior debt of BBB- from Standard & Poor’s and Fitch and of Baa3 from Moody’s represent the minimum investment grade ratings.

In the event that we require additional funding, we believe that any such funding requirements would be satisfied by issuing additional debt financing, which may include the restructuring of our existing bank credit facility or issuing public or private debt or issuing equity, all depending on market conditions. In addition, we may refinance a portion of existing debt subject to market conditions and other factors. There is no assurance that this will or can be done.

29    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

staffing levels at the Company will remain relatively stable year-over- year. We are contributing to the plans on this basis. As further discussed in the section of this MD&A entitled “Critical Accounting Estimates”, changes in factors such as the discount rate, the rate of compensation increase and the expected return on plan assets can impact the accrued benefit obligation, pension expense and the deficiency of plan assets over accrued obligations in the future.

INTEREST RATE AND FOREIGN EXCHANGE MANAGEMENT
Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated hedges of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.

During 2007, we redeemed an aggregate US$705 million of our U.S. dollar-denominated debt and terminated an aggregate notional principal amount of US$275 million of our cross-currency interest rate exchange agreements.

As a result of the foregoing debt redemptions and swap terminations, on December 31, 2007, 100% of our U.S. dollar-denominated debt was hedged on an economic basis and on an accounting basis, as noted below.

Deficiency of Pension Plan Assets Over Accrued Obligations

As disclosed in Note 18 to our 2007 Audited Consolidated Financial Statements, our pension plans had a deficiency of plan assets over accrued obligations of $83 million and $67 million at December 31, 2007, and December 31, 2006, respectively. In addition to our regular contributions, we are making certain minimum monthly special payments to eliminate this deficiency. In 2007, the special payment totalled approximately $2 million. Our total estimated annual funding requirements, which include both our regular contributions and these special payments, are expected to increase from $28 million in 2007 to $35 million in 2008, subject to annual adjustments thereafter, due to various market factors and the assumption that

Consolidated Hedged Position

(In millions of dollars, except percentages)	December 31, 2007			December 31, 2006
U.S. dollar-denominated long-term debt	US	$4,190		US	$4,895
Hedged with cross-currency interest rate exchange agreements	US	$4,190		US	$4,475
Hedged exchange rate		1.3313			1.3229
Percent hedged		100.0	% (1)		91.4%
Amount of long-term debt (2) at fixed rates:
Total long-term debt	Cdn	$7,454		Cdn	$7,658
Total long-term debt at fixed rates	Cdn	$6,214		Cdn	$6,851
Percent of long-term debt fixed		83.4%			89.5%
Weighted average interest rate on long-term debt		7.53%			7.98%
(1) Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on December 31, 2007, RCI accounted for 100% (2006 – 93.6%) of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt.
(2) Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Composition of Fair Market Value Liability for Derivative Instruments

(In millions of dollars)	December 31, 2007	January 1, 2007 (1)
Foreign exchange related	$1,719	$858
Interest rate related	85	436
Total carrying value	$1,804	$1,294
(1) After the adoption of new financial instrument accounting standards. Refer to Note 2 to the Audited Consolidated Financial Statements for the year ended December 31, 2007.

We use derivative financial instruments to manage our risks from fluctuations in foreign exchange and interest rates. These instruments include interest rate and cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time-to-time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. In order to minimize the risk of counterparty default under these agreements, we assess the creditworthiness of these counterparties. At December 31, 2007, all of our counterparties to these agreements were financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA.

Because our operating income is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused significant foreign exchange exposure. We will continue to monitor our hedged position on an economic basis with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust our hedged position with respect to foreign exchange fluctuations or interest rates in the future by unwinding certain existing positions and/or by entering into new cross-currency interest rate exchange agreements or by using other instruments.

As at December 31, 2007, all of our U.S. dollar-denominated long-term debt instruments were hedged for accounting purposes.

At December 31, 2007 interest expense would have changed by $12 million per annum if there was a 1% change in the interest rates on the portion of our long-term debt that is not at fixed interest rates.

OUTSTANDING COMMON SHARE DATA
Set out below is our outstanding common share data as at December 31, 2007. For additional detail, refer to Note 19 to the 2007 Audited Consolidated Financial Statements.

December 31, 2007

Common Shares (1)
Class A Voting	112,462,014
Class B Non-Voting	527,004,533
Options to purchase Class B Non-Voting shares
Outstanding options	15,586,066
Outstanding options exercisable	11,409,666
(1) Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

DIVIDENDS AND OTHER PAYMENTS ON RCI EQUITY SECURITIES
Our dividend policy is reviewed periodically by the RCI Board of Directors (“the Board”). The declaration and payment of dividends are at the sole discretion of the Board and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us, some of which are referred to below, and other factors that the Board may, from time-to-time, consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances and debt to pay dividends to our shareholders. The ability of our subsidiaries to pay such amounts to us is subject to the various risks as outlined in this MD&A. All dividend amounts have been restated to reflect a two-for-one split of our Class B Non-Voting and Class A Voting shares in December 2006.

In January 2008, the Board approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share effective with the next quarterly dividend. The new annual dividend of $1.00 per share will be paid in quarterly amounts of $0.25 per each outstanding Class A Voting and Class B Non-Voting share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

During 2007, the Board declared dividends aggregating $0.4150 per share on each of the outstanding Class B Non-Voting shares and Class A Voting shares, $0.125 per share of which were paid on January 2, 2008 to shareholders of record on December 12, 2007, $0.125 per share of which were paid on October 1, 2007, to shareholders of record on September 13, 2007, $0.125 per share of which were paid on July 3, 2007, to shareholders of record on June 14, 2007, and $0.04 of which were paid on April 2, 2007, to shareholders of record on March 15, 2007.

31    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During 2006, the Board declared dividends aggregating $0.0775 per share on each of the outstanding Class B Non-Voting shares and Class A Voting shares, $0.0375 of which were paid on July 4, 2006 to shareholders on record on June 14, 2006, and $0.04 of which were paid on January 2, 2007, to shareholders of record on December 20, 2006.

In October 2006, our Board declared a 113% increase to the dividend paid for each of the outstanding Class B Non-Voting shares and Class A Voting shares. Accordingly, the annual dividend per share increased from $0.075 per share to $0.16 per share, on a post-split basis. In addition, the Board modified our dividend distribution policy to make dividend distributions on a quarterly basis instead of semi-annually. The first such distribution was made on January 2, 2007, to shareholders of record on December 20, 2006.

In December 2005, the Board declared a 50% increase to the dividend paid for each of the outstanding Class B Non-Voting shares and Class A Voting shares. Accordingly, the annual dividend per share increased from $0.05 per share to $0.075 per share, and was paid twice yearly in the amount of $0.0375 per share to holders of record of such shares on the record date established by the Board for each dividend at the time such dividend was declared. These dividends were scheduled to be paid on or about the first trading day following January 1 and July 1 each year. The first such semiannual dividend pursuant to the policy was paid on January 6, 2006, to shareholders of record on December 28, 2005.

During 2005, the Board declared dividends in aggregate of $0.0625 per share on each of the outstanding Class B Non-Voting shares, and Class A Voting shares, $0.025 of which were paid on July 2, 2005, to shareholders of record on June 14, 2005, and $0.0375 of which were paid on January 6, 2006, to shareholders of record on December 28, 2005.

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS
Contractual Obligations

Our material obligations under firm contractual arrangements are summarized below at December 31, 2007. See also Notes 15, 23 and 24 to the 2007 Audited Consolidated Financial Statements.

Material Obligations Under Firm Contractual Arrangements

	Less Than			After
(In millions of dollars)	1 Year	1–3 Years	4–5 Years	5 Years	Total
Long-term debt	–	–	2,325	3,690	6,015
Derivative instruments (1)	83	–	692	1,030	1,804
Capital leases and other	1	–	–	–	1
Operating leases	145	231	143	81	600
Player contracts	82	135	48	33	298
Purchase obligations (2)	729	1,010	58	60	1,857
Other long-term liabilities	5	114	45	50	214
Total	1,044	1,490	3,310	4,944	10,789
(1) Amounts reflect net disbursements only, upon maturity.
(2) Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependent.

OFF-BALANCE SHEET ARRANGEMENTS
Guarantees

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 24 to the 2007 Audited Consolidated Financial Statements.

Derivative Instruments

As previously discussed, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.

Operating Leases

We have entered into operating leases for the rental of premises, distribution facilities, equipment and microwave towers and other contracts. The effect of terminating any one lease agreement would not have an adverse effect on us as a whole. Refer to “Contractual Obligations” above and Note 23 to the 2007 Audited Consolidated Financial Statements.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    32

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

4. OPERATING ENVIRONMENT

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS
Substantially all of our business activities, except for Cable’s Rogers Retail segment and the non-broadcasting operations of Media, are regulated by one or more of: the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively, “Industry Canada”), the CRTC under the Telecommunications Act (Canada) (the “Telecommunications Act”) and the CRTC under the Broadcasting Act (Canada) (the “Broadcasting Act”), and, accordingly, our results of operations are affected by changes in regulations and by the decisions of these regulators.

Canadian Radio-television and Telecommunications Commission

Canadian broadcasting operations, including our cable television systems, radio and television stations, and specialty services are licenced (or operated pursuant to an exemption order issued) and regulated by the CRTC pursuant to the Broadcasting Act. Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in that Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, which includes the regulation of Wireless’ cellular and messaging operations and Cable’s Internet and telephone services. Under the Telecommunications Act, the CRTC has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless such an order would be likely to unduly impair the establishment or continuance of a competitive market for those services.

Cable’s retail services have been deregulated by the CRTC. However, any change in policy, regulations or interpretations could have a material adverse effect on Cable’s operations and financial condition and operating results.

Copyright Board of Canada

The Copyright Board of Canada (“Copyright Board”) is a regulatory body established pursuant to the Copyright Act (Canada) (the “Copyright Act”) to oversee the collective administration of copyright royalties in Canada and to establish the royalties payable for the use of certain copyrighted works. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including cable, radio, television and specialty services.

Industry Canada

The technical aspects of the operation of radio and television stations, the frequency-related operations of the cable television networks and the awarding and regulatory supervision of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licencing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and the Telecommunications Act.

Restrictions on Non-Canadian Ownership and Control

Non-Canadians are permitted to own and control directly or indirectly up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding-company or licencee-company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. The CRTC has the jurisdiction to determine as a question of fact whether a given licencee is controlled by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, the same rules apply to Canadian carriers such as Wireless, except that there is no requirement that the CEO be a resident Canadian. The same restrictions are contained in the Radiocommunication Act and associated regulations.

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report that opposed the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Industry and Heritage departments will convene to reconcile the two positions. On July 12, 2007, the federal government appointed the Competition Policy Review Panel. Among other things, this panel is examining the foreign ownership rules in Canada’s communications sector.

Proposed Policy Direction to the CRTC on Telecommunications

On June 13, 2006, the Minister of Industry tabled a proposed Policy Direction on Telecommunications in Parliament. The Direction signals the Government’s intention to direct the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary.

Additional discussion of regulatory matters and recent developments specific to the Wireless, Cable and Media segments follows.

33    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WIRELESS REGULATION AND REGULATORY DEVELOPMENTS
Advanced Wireless Services (“AWS”) Auction

On November 28, 2007, Industry Canada released its policy framework for the upcoming AWS auction in a document entitled Policy Framework for the Auction for Spectrum Licences for Advanced Wireless Services and other Spectrum in the 2 GHz Range. Of the 90 MHz of available AWS spectrum, 40 MHz have been set aside for new entrants. The auction will take place commencing May 27, 2008.

All carriers will be allowed to roam on the networks of other carriers outside of their licenced territories. New entrants will be able to roam on the networks of incumbent carriers for five years within their licenced territories and for 10 years nationally. National new entrant licencees will be entitled to five years of roaming and a further five years if they comply with specified rollout requirements.

New entrants are defined as carriers with less than 10% of Canada’s wireless revenue. Roaming is to be provided at commercial rates. In the event that the parties cannot agree, the rates and other terms will be settled by an arbitrator. Industry Canada expects that roaming will be offered at commercial rates that are reasonably comparable to rates that are currently charged to others for similar services. Industry Canada also mandated antenna tower and site sharing for all holders of spectrum licences, radio licences and broadcasting certificates. All of these entities must share towers and antenna sites where technically feasible at commercial rates. Where parties cannot agree on terms, the terms will be set by arbitration. It is expected that site-sharing arrangements would be offered at commercial rates that are reasonably comparable to rates currently charged to others for similar access.

Spectrum Licence Issues

On August 27, 2004, Industry Canada rescinded the cap on ownership of mobile spectrum. Up to that time, Canadian carriers were limited to a maximum of 55 megahertz of mobile spectrum. After a public consultation earlier in 2004 as to whether the cap should be maintained, removed or increased, Industry Canada advised that the cap would be removed, effective immediately.

Fixed Wireless Spectrum Auction

On February 9, 2004, Industry Canada commenced an auction for one block of 30 megahertz of spectrum in the 2300 MHz band as well as three blocks of 50 megahertz of spectrum and one block of 25 megahertz of spectrum in the 3500 MHz band. The auction was completed on February 16, 2004. There were over 172 geographic licence areas in Canada for each available block. Licencees have flexibility in determining the services to be offered and the technologies to be deployed in the spectrum. Industry Canada expected that the spectrum will be used for point-to-point or point-to-multipoint broadband services. Wireless participated in this spectrum auction and, as a result, acquired 33 blocks of spectrum in various licence areas for an aggregate bid price of $6 million.

Industry Canada initiated another auction process to make available the blocks of spectrum that did not sell in the February 2004 process. Parties were able to identify those blocks that they were interested in, and if there were no other parties expressing interest in those blocks, they were the successful party. In this process, Wireless obtained an additional nine licences at a nominal cost. The remaining licences were auctioned commencing January 10, 2005, and Wireless was successful in supplementing its spectrum holdings from 2004 with a further 40 licences at a cost of $5 million. See also below under “Wireless’ Expansion and Investment in the Inukshuk Business May Have Considerable Risks”.

Tower Policy

On June 28, 2007, Industry Canada released its new Tower Policy (CPC-2-0-03 – Radiocommunication and Broadcasting Antenna Systems). The policy will require wireless carriers and broadcasters to engage in more local and public consultation prior to erecting or significantly modifying antenna structures. The new policy could make it more difficult for Wireless and Rogers Broadcasting to erect towers required for their businesses. The new policy was effective January 1, 2008.

Inukshuk

On March 31, 2006, Industry Canada approved the transfer of Wireless’ Inukshuk licence to Inukshuk Wireless Partnership, a Rogers-Bell joint venture. New licence terms were also issued. These licence terms require Inukshuk to return spectrum that it is not using as of December 31, 2009. At the same time as the licence was issued, Industry Canada issued their new policy on the 2.5 GHz spectrum used by Inukshuk. The policy confirms that the spectrum is currently only to be used for fixed services (which, in Canada, includes portable services). Companies that wish to have a mobile licence for this spectrum will be required to apply for a mobile licence and will be required to return one-third of the spectrum to the government. The returned spectrum will be auctioned. There is no assurance that Wireless or any other incumbent licencee would be allowed to purchase the spectrum at an auction. See discussion below entitled “We Are and Will Continue to Be Involved in Litigation”.

In SAB-002-06 Consultation on Implementation Matters Related to the Band Plan and the Mobile Service for the Band 2500 – 2690 MHz, Industry Canada announced a consultation process on 2.5 GHz spectrum. This process is to include a discussion of the implementation matters associated with harmonizing with the U.S. band plan. The process will also examine issues related to setting a firm transition date to allow for nation-wide implementation of the band plan and the mobile service.

Wireless Video Services

In a decision issued on April 12, 2006, the CRTC determined that the mobile TV services provided by Wireless are exempt from regulation because they are delivered over the Internet. Furthermore, the CRTC has promulgated a new order that will exempt all mobile TV services from regulation, whether they are delivered over the Internet or not. However, point-to-multipoint services are not exempt from regulation. We believe that this decision will allow Wireless to offer innovative new services with a minimum of regulatory impediments.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    34

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CABLE REGULATION AND REGULATORY DEVELOPMENTS
Part II Fees

The CRTC collects two different types of fees from broadcast licencees. These are known as Part I and Part II fees. In 2003 and 2004, lawsuits were commenced in the Federal Court, alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful. On December 14, 2006, the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees. The Court ruled that licencees were not entitled to a refund of past fees paid. Both the Crown and the applicants have appealed this case to the Federal Court of Appeal. The applicants are seeking an order requiring a refund of past fees paid. The Crown is seeking to reverse the finding that Part II fees are unlawful. On October 15, 2007, the CRTC sent a letter to all broadcast licencees, including Cable and Rogers Broadcasting, stating that the CRTC would not collect Part II licence fees due on November 30, 2007 and subsequent years unless the Federal Court of Appeal or the Supreme Court of Canada (should the case be appealed to that level) reverses the Federal Court’s decision. The Federal Court of Appeal heard the appeal on December 4 and 5, 2007, but has not yet rendered a decision.

Diversity of Ownership

In light of recent acquisition announcements in the Canadian broadcasting industry, the CRTC launched a public proceeding to review its approach to ownership consolidation and the availability of a diversity of voices in the broadcasting system. The CRTC examined issues such as common ownership; concentration of ownership; horizontal and vertical integration; the benefits policy; licence trafficking; as well as the CRTC’s relationship with the Competition Bureau. The decision was released on January 15, 2008. The decision announced that companies would not be able to own local newspapers, television stations and radio stations in a given local market. Television broadcasters cannot own more than 45% of the market (including both over-the-air and specialty) measured by total hours tuned. Broadcast distribution undertakings cannot control all of the distribution network in the market. Management does not believe that these restrictions will impact our current plans.

Review of Broadcasting Regulations

On May 10, 2007, the Chair of the CRTC announced that the CRTC had commissioned a report to look at all Canadian broadcasting regulations. The report will look at each regulation or policy and ask what its original purpose was, whether it is still relevant and effective and whether it should be retained, improved, streamlined or eliminated. A hearing on this matter is scheduled for April 7, 2008. On July 5, 2007, the CRTC issued Broadcasting Notice of Public Hearing CRTC 2007-10; Review of the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services. This proceeding is a comprehensive review of the regulations affecting cable operators and pay and specialty services. The CRTC has made a number of proposals designed to move away from detailed regulation and rely more on market forces.

On September 12, 2007, the CRTC released the Dunbar/Leblanc report. The report recommended changes to the rules in a number of areas including simultaneous substitution, genre protection,

access and advertising. The reports’ recommendations, if adopted, could have a material impact on our Broadcasting and Cable operations. The reports’ recommendations will be examined in the April hearing.

Fee-for-Carriage and Distant Signal Fees

On May 17, 2007, the CRTC released Determination regarding certain aspects of the regulatory framework for over-the-air television; Broadcasting Public Notice CRTC 2007-53. In that decision, the Commission determined that it would not adopt a fee for the carriage of over-the-air television stations by Broadcasting Distribution Undertakings. On November 6, 2007, the Commission determined that it would broaden the scope of Review of the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services; Broadcasting Notice of Public Hearing CRTC 2007-10 by including a re-examination of the fee-forcarriage issue. On November 30, 2007, the Commission clarified that it considered issues related to distant signals to be within the scope of this proceeding. We expect that some parties to the proceeding will make proposals for increases in the fees that we pay for these distant signals.

Canadian Television Fund

On February 20, 2007, the CRTC set up a task force to investigate issues related to the funding of Canadian programming and the governance of the Canadian Television Fund. It consulted broadly within the industry and issued a Report with recommendations on June 29, 2007. Among other things, the Report recommended that the Broadcasting Distribution Regulations be amended so that funds contributed by broadcast distribution undertakings be allocated to a more flexible and market-oriented private sector funding stream, and that a $25 million New Media Fund be established. The CRTC then asked for comments on the Task Force’s recommendations and received 184 comments on July 27, 2007, from all sectors of the broadcasting industry. On November 5, 2007, the CRTC announced it would hold a public hearing on a variety of issues raised in the Report, primarily related to the establishment of the private sector funding stream and the criteria that must be met in order to access the funding. However, it also announced it would examine at the hearing whether BDUs and VOD services should contribute more to the fund (BDUs already contribute 5% of their gross broadcasting revenues while VOD services contribute 5% of gross revenues (defined as 50% of the retail price for a VOD title)). We expect that a number of parties to the proceeding will support increases to the contributions currently made by BDUs and VOD services.

Local Telephone Forbearance

On April 4, 2007, the Federal Cabinet overturned the CRTC’s 2006 Local Forbearance Decision. Effective April 4, 2007, the CRTC rules on winback (which prohibited the incumbent phone companies from contacting customers for three months after they chose an alternate telephone provider) and promotions (which imposed competitive safeguards for temporary pricing changes) were removed. In addition, the incumbent phone companies are able to apply for deregulation by simply showing that they compete with a wireline facilities-based provider and a wireless facilities provider in a telephone exchange. As long as the competitive wireline facilities

35    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

provider’s service is available to 75% of the subscribers in an exchange and the incumbents meet quality of service tests (which were reduced by the Cabinet), the incumbents are deregulated within 120 days of application to the CRTC.

Distribution of Digital Television Signals

On January 7, 2005, the CRTC released a public notice calling for comments on the transition of analog pay and specialty services from analog distribution to digital distribution. A decision was released on February 28, 2006. The decision provides cable operators, such as Cable, with increased flexibility to package analog services in digital theme packages and in a la carte “pick packs”. The analog services must be sold in digital tiers that “mirror” the analog tiers until at least 2010 and in some circumstances, until 2013. The decision also allows entire analog tiers to be moved to digital once 85% of the customers who have that tier have a digital box.

Essential Facilities

On November 9, 2006, the CRTC issued Telecom Public Notice CRTC 2006-14; Review of regulatory framework for wholesale services and definition of essential service. This proceeding considered a revised definition of essential service, and the classifications and pricing principles for essential and non-essential services made available by incumbent telephone companies, cable carriers and competitive local exchange carriers to other competitors at regulated rates (wholesale services). An oral hearing took place in October 2007 and we expect a decision in 2008. Any reduction in the wholesale services available to Cable or any increase in the prices of those services as a result of this proceeding could have a serious and negative effect on Cable’s business plan.

MEDIA REGULATION AND REGULATORY DEVELOPMENTS
Commercial Radio Policy 2006

In 2006, the CRTC released its revised policy for commercial radio. The CRTC decided not to raise Canadian content levels for stations with mainstream music formats. Cancon levels remain unchanged at 35%. Instead, the CRTC decided to place additional emphasis on the development and promotion of Canadian talent. Taking effect on September 1, 2007, the CRTC raised annual contributions for Canadian Content Development (“CCD”) from their current levels. A percentage of revenue formula (0.5% for station annual revenue over $1.25 million) will increase the annual payments made by most of the Rogers Radio stations. The tangible benefits test for radio station acquisitions remains unchanged at 6% of the value of the transaction. The CRTC denied requests to increase the benefits test to 10%. The CRTC approved the creation of a new Digital Radio licence category. Existing transitional licences can be converted to these new Digital radio licences, and licencees have the ability to provide completely separate programming. There will no longer be a requirement to simulcast the programming from the analog radio signal. Rogers Broadcasting is the licencee of transitional digital radio licences in Toronto, Vancouver and Ottawa.

Commercial Radio Copyright Tariffs

In October 2005, the Copyright Board released its decision relating to the Society of Composers, Authors and Music Publishers of Canada (“SOCAN”) and Neighbouring Rights Collective Society

(“NRCS”) tariffs affecting commercial radio broadcasters. Retroactive to January 2003, the royalty rates for both tariffs would have increased significantly. The new rates imposed by the Board affected the results of Media’s radio operations. However, following a successful appeal decision from the Federal Court of Appeal in October 2006, the Copyright Board will now have to re-examine the basis upon which the tariff increases had been approved. Such a process is underway.

Satellite Radio Services

On June 16, 2005, the CRTC issued decisions approving three new subscription radio services. These decisions were appealed to the Federal Cabinet and these appeals were not successful. Two of the services are satellite-delivered, partnering with established and well-financed satellite radio operators in the U.S. These two services have now launched. These new subscription services offer a wide variety of music and spoken word programming channels, and will compete for audiences with the Media radio stations in markets across Canada. However, given that these new services are also prohibited from carrying local programming content and selling local advertising, the Media radio stations expect to sustain their competitive advantage as local broadcasters in their local markets.

2007 CRTC Policy for Specialty and Pay TV Sector

On July 28, 2006, the CRTC administratively renewed the licences for a number of programming services that were first licenced in 2000/2001, extending their expiry dates to August 31, 2009. The CRTC decided to extend these licences by two years so that it can take into account the determinations that will result from its review of the policy framework for discretionary programming services. This applies to the video-on-demand service operated by Cable, as well as all specialty and digital services operated by Media (Rogers Sportsnet, G4TechTV Canada and The Biography Channel Canada).

See above under Cable regarding the Review of Broadcasting Regulations, Part II Fees and Diversity of Ownership.

COMPETITION IN OUR BUSINESSES
We currently face effective competition in each of our primary businesses from entities providing substantially similar services, some of which have significantly greater resources than we do. Each of our segments also faces competition from entities utilizing alternative communications and transmission technologies and may face competition from other technologies being developed or to be developed in the future. Below is a discussion of the specific competition facing each of our Wireless, Cable and Media businesses.

Wireless Competition

At December 31, 2007, the highly-competitive Canadian wireless industry had approximately 20 million subscribers. Competition for wireless subscribers is based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of equipment, brand and marketing. Wireless also competes with its rivals for dealers and retail distribution outlets.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    36

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the wireless voice and data market, Wireless competes primarily with two other national wireless service providers and regional players, and with resellers such as Virgin Mobile Canada, Primus, Vidéotron, and other emerging providers using alternative wireless technologies, such as WiFi “hotspots”. Wireless messaging (or oneway paging) also competes with a number of local and national paging providers and potential users of wireless voice and data systems may find their communications needs satisfied by other current or development technologies, such as WiFi “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls.

In 2008, an auction of AWS spectrum will take place. The auction rules set aside 40 MHz of spectrum that only new entrants can bid on. In addition, new entrants have the right to roam on incumbents’ networks at commercial rates, both in-territory (for five years) and out-of-territory (for 10 years). These rules will likely create additional competition for Wireless. See the section entitled “Wireless Regulation and Regulatory Developments” for further details.

Cable Competition

Canadian cable television systems generally face legal and illegal competition from several alternative Canadian multi-channel broadcasting distribution systems, illegal U.S. direct broadcast satellite service providers, terrestrially-based video service providers, satellite master antenna television, and multi-channel, multi-point wireless distribution systems, as well as from the direct reception by antenna of over-the-air local and regional broadcast television signals. In addition, the availability of television shows and movies on the Internet is increasingly becoming a direct competitor to Canadian cable television systems.

Cable’s Internet access services compete generally with a number of other Internet Service Providers (“ISPs”) offering competing residential and commercial dial-up and high-speed Internet access services. The Rogers Hi-Speed Internet Express, Extreme, Extreme Plus, Lite and Ultra-Lite services, where available, compete directly with Bell’s DSL Internet service in the Internet market in Ontario, with the DSL Internet services of Aliant in New Brunswick and Newfoundland and Labrador, and various DSL resellers in local markets.

Rogers Retail competes with other DVD and video game sales and rental store chains, as well as individually owned and operated outlets and, more recently, online-based subscription rental services and illegally downloaded movies and television shows. Competition is principally based on location, price and availability of titles. Rogers Retail also competes with other retail stores that sell wireless and video products of our competitors.

One of the biggest forces for potential change in the telecommunications industry is the threat of substitution of the traditional wireline video, voice and data services by new technologies. Wireless is often cited as an eventual replacement for the standard home telephone, although experience shows that mobile phones are used primarily as second lines. The popularity of mobile phones among younger generations has resulted in some abandonment of wireline service. Internet delivery has the potential to be a threat to voice and video service delivery. Younger generations use the Internet as a substitute for traditional wireline telephone and television services.

Media Competition

Broadcasting’s radio stations compete with the other stations in their respective market areas as well as with other media, such as newspapers, magazines, television, outdoor advertising, direct mail marketing and the Internet. Competition within the radio broadcasting industry occurs primarily in individual market areas, amongst individual market stations. On a national level, Media’s Broadcasting division competes generally with other larger radio operators, which own and operate radio station clusters in markets across Canada. Additionally, over the past several years the CRTC has granted additional licences in various markets for the development of new radio stations, which in turn provide additional competition to the established stations in the respective markets. Two new licenced satellite subscription-based radio services now provide competition to Broadcasting’s radio stations. New technologies, such as on-line web information services, music downloading, MP3 players and on-line music streaming services, provide competition for broadcasting radio stations’ audience share.

On a product level, The Shopping Channel competes with various retail stores, catalog retailers, Internet retailers and direct mail retailers. On a broadcasting level, The Shopping Channel competes with other television channels for viewer attention and loyalty, and particularly with infomercials selling products on television.

The Canadian magazine industry is highly-competitive, competing for both readers and advertisers. This competition comes from other Canadian magazines and from foreign, mostly U.S., titles that sell in significant quantities in Canada. In the past, the competition from foreign titles has been restricted to competition for readers as there have been restrictions on foreigners operating in the Canadian magazine advertising market. These restrictions were significantly reduced as a result of the enactment in 1999 of the Foreign Publishers Advertising Services Act (Canada) and amendments to the Canadian Tax Act. Increasing competition from U.S. magazines for advertising revenues is expected in the coming years. On-line information and entertainment websites compete with the Canadian magazine publications for readership and revenue.

OMNI, Citytv and Sportsnet compete principally for viewers and advertisers with television stations that broadcast in their local markets. These include Canadian television stations as well as U.S. border stations, specialty channels and increasingly with other distant Canadian signals and U.S. border stations given the time-shifting capacity available to digital subscribers. On-line information and entertainment and entertainment websites, and video downloading compete with OMNI, Citytv and Sportsnet for share of viewership.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESSES
Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results. A discussion of the risks and uncertainties to us and our subsidiaries, as well as a discussion of the specific risks and uncertainties associated with each of our businesses, is presented below.

37    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISKS AND UNCERTAINTIES APPLICABLE TO RCI AND ITS SUBSIDIARIES
We Face Substantial Competition.

The competition facing our businesses is described in the section entitled “Competition In Our Businesses”. There can be no assurance that our current or future competitors will not provide services comparable or superior to those we provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which we operate, or introduce competing services. Any of these factors could reduce our market share or decrease our revenue or increase churn. Wireless anticipates some ongoing re-pricing of the existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those from its existing customers, which could slow revenue growth.

The CRTC Broadcasting Distribution Regulations do not allow Cable or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems.

We Are Controlled by One Shareholder.

At December 31, 2007, we had outstanding 112,462,014 RCI Class A Voting shares. To the knowledge of our Directors and Officers, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of our outstanding voting shares is Edward S. Rogers, our President and CEO, and a Director. As of December 31, 2007, Edward S. Rogers beneficially owned or controlled 102,232,198 RCI Class A Voting shares, representing approximately 90.9% of the issued and outstanding RCI Class A Voting shares, which class is the only class of issued shares carrying the right to vote in all circumstances. Accordingly, Edward S. Rogers is able to elect all of our Board of Directors and to control the vote on matters submitted to a vote of our shareholders.

Our Holding Company Structure May Limit Our Ability to Meet Our Financial Obligations.

As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, rental payments, cash dividends and other payments from our subsidiaries together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.

Substantially all of our business activities are operated by our subsidiaries, other than certain centralized functions, such as payables, remittance processing, call centres, real estate, and certain shared information technology functions. All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on intercompany advances. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations. Certain subsidiaries provide unsecured guarantees of our bank and public debt and cross-currency interest rate exchange agreements.

Changes in Government Regulations Could Adversely Affect Our Results of Operations in Wireless, Cable and Media.

As described under Government Regulation and Regulatory Developments, substantially all of our business activities are regulated by Industry Canada and/or the CRTC, and accordingly our results of operations on a consolidated basis could be adversely affected by changes in regulations and by the decisions of these regulators. This regulation relates to, among other things, licencing, competition, the cable television programming services that we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our network by third parties, resale of our networks and roaming on to our networks, our operation and ownership of communications systems and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time-to-time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cyber-crime and lawful access. Our cable, wireless and broadcasting licences may not generally be transferred without regulatory approval.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licencing conditions may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. However, were these requirements to be violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

We May Engage in Unsuccessful Acquisitions or Divestitures.

Acquisitions of complementary businesses and technologies, development of strategic alliances and divestitures of portions of our business are an active part of our overall business strategy. Services, technologies, key personnel or businesses of acquired companies may not be effectively assimilated into our business or service offerings and our alliances may not be successful. We may not be able to successfully complete any divestitures on satisfactory terms, if at all. Divestitures may result in a reduction in our total revenues and net income.

We Have Substantial Debt and Interest Payment Requirements that May Restrict our Future Operations and Impair our Ability to Meet our Financial Obligations.

Our substantial debt may have important consequences. For instance, it could:
•    Make it more difficult for us to satisfy our financial obligations;
•    Require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes;

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    38

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•    Increase our vulnerability to general adverse economic and industry conditions;
•    Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•    Place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and
•    Limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

We Are Subject to Various Risks from Competing Technologies.

There are several technologies that may impact the way in which our services are delivered. These technologies include broadband, IP-based voice, data and video delivery services; the mass market deployment of optical fibre technologies to the residential and business markets; the deployment of broadband wireless access, and wireless services using radio frequency spectrum to which we may have limited access. These technologies may result in significantly different cost structures for the users of the technologies, and may consequently affect the long-term viability of certain of our currently deployed technologies. Some of these new technologies may allow competitors to enter our markets with similar products or services that may have lower cost structures. Some of these competitors may be larger with more access to financial resources than we have.

We May Fail to Achieve Expected Revenue Growth from New and Advanced Services.

We expect that a substantial portion of our future revenue growth will be achieved from new and advanced services. Accordingly, we have invested and continue to invest significant capital resources in the development of our networks in order to offer these services. However, there may not be sufficient consumer demand for these new and advanced services. Alternatively, we may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. The failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for products and services, would slow revenue growth and have a material adverse effect on our business and financial condition.

We Are Highly-Dependent Upon our Information Technology Systems and the Inability to Enhance our Systems or a Security Breach or Disaster Could Have an Adverse Impact on our Financial Results and Operations.

The day-to-day operations of our businesses are highly-dependent on their information technology systems. An inability to enhance information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position.

In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. A portion of our employees and critical elements of the network infrastructure and information technology systems are located at the corporate offices in Toronto, Ontario, and Brampton, Ontario, as well as an operations facility in Markham, Ontario. In the event that we cannot access these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.

We Are Subject to General Economic Conditions.

Our businesses are affected by general economic conditions, consumer confidence and spending. A recession or decline in economic activity or economic uncertainty may erode consumer confidence and materially reduce discretionary consumer spending. Any reduction in discretionary spending by consumers or weak economic conditions may materially negatively affect us through decreased demand for our products and services including decreased advertising, decreased revenue and profitability, higher churn and higher bad debt expense.

Network Failures Could Reduce Revenue and Impact Customer Service.

The failure of the networks or a component of the networks would, in some circumstances, result in an indefinite loss of service for our customers and could adversely impact our financial results and position. In addition, we rely on business partners to carry certain of our customers’ traffic. The failure of one of these carriers might also cause an interruption in service for our customers that would last until we could reroute the traffic to an alternative carrier.

We Are and Will Continue to Be Involved in Litigation.

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada. Since that time, similar proposed class actions have also been commenced in Newfoundland and Labrador, New Brunswick, Nova Scotia, Québec, Ontario, Manitoba, Alberta and British Columbia. The proceeding involves allegations by wireless customers of, among other things, breach of contract, misrepresentation, false advertising and unjust enrichment with respect to the system access fee charged by Wireless to some of its customers. The plaintiffs seek unquantified damages from the defendants. Wireless believes it has a good defence to the allegations. The plaintiffs applied for an order certifying a national class action in Saskatchewan. In September 2007, the Saskatchewan court granted the plaintiffs’ application to have the proceeding certified as a class action. We are applying for leave to appeal this decision to the Saskatchewan Court of Appeal. In February 2008, the Saskatchewan Court granted our application to amend the certification order so as to exclude from the class of plaintiffs any customer bound by

39    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

an arbitration clause with Wireless or Fido. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from our assessment and assumptions, a material adjustment to our financial position and results of operations could result.

In December 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee. In July 2007, we were advised by the Competition Bureau that the inquiry has been discontinued.

In April 2004, a proceeding was brought against Fido and others claiming damages totalling $160 million, specific performance, breach of contract, breach of confidence and breach of fiduciary duty. The proceeding is seeking to add Inukshuk Wireless Partnership, our 50% owned joint venture, as a party to the action. The proceeding is at an early stage. We believe we have good defences to the claim and no amounts have been provided in the accounts.

We believe that we have adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits which would materially change the amount of current and future income tax assets and liabilities and could, in certain circumstances, result in assessment of interest and penalties.

There exist certain other claims and potential claims against us, none of which is expected to have a material adverse effect on our consolidated financial position.

Tariff Increases Could Adversely Affect Results of Operations.

Copyright liability pressures continue to affect our services. If fees were to increase, such increases could adversely affect our results of operations.

WIRELESS RISKS AND UNCERTAINTIES
The Spectrum Auction Could Increase Competition.

On November 28, 2007, Industry Canada released its policy framework for the upcoming AWS auction in a document entitled: Policy Framework for the Auction for Spectrum Licences for Advanced Wireless Services and other Spectrum in the 2 GHz Range. Of the 90 MHz of available AWS spectrum, 40 MHz have been set aside for new entrants. The auction will take place commencing May 27, 2008. The results of this auction could create additional competition for Wireless. See the section entitled “Wireless Regulation and Regulatory Developments” for further details.

Long-Distance Equal Access Could Increase Competition.

The CRTC’s three-year Work Plan indicates their intent to review the issue of Long-Distance Equal Access for Wireless Carriers. If required, this may introduce additional competition in the provision of wireless long-distance, as well as impact Wireless’ long-distance revenues.

The Recommendation of the National Wireless Tower Policy Review Could Increase Wireless’ Costs or Delay the Expansion of Wireless’ Networks.

On June 28, 2007, Industry Canada released a new Tower Policy (CPC-2-0-03). On June 28, 2007, Industry Canada released a new antenna siting policy that took effect on January 1, 2008. The new policy affects all parties that plan to install or modify an antenna system, including Personal Communications Services (“PCS”), cellular and broadcasting service providers. Among other things, the policy requires that antenna proponents must consider the use of existing antenna structures before proposing new structures and owners of existing systems must respond to sharing requests. Antenna proponents must also undertake public notification using defined processes and must address local requirements and concerns. Certain types of antenna installations are excluded from the requirement to consult with local authorities and the public.

Changes in Technology Could Increase Competition.

Wireless is presently the only carrier in Canada operating on the world standard GSM/GPRS/EDGE/HSPA technology. As a result, Wireless is able to offer its customers the ability to roam in other countries using a variety of handsets, and is effectively the exclusive provider of wireless services to visitors to Canada from many other countries. If any other service provider introduces services using the same technology as Wireless, this could reduce Wireless’ market share or revenue. In addition, Wireless is also able to obtain access to a wide variety of handsets that are often not available to its competitors.

Foreign Ownership Changes Could Increase Competition.

Wireless could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of wireless licences. The entry into the market of such companies with significantly greater capital resources than Wireless could reduce Wireless’ market share and cause Wireless’ revenues to decrease.

There is No Guarantee that Wireless’ Third Generation Technology Will Be Competitive or Compatible with Other Technologies or Will Be Deployed as Planned.

Wireless began deploying a 3G wireless network in 2006 based upon UMTS/HSPA technology, which is currently the most widely deployed worldwide, and which Wireless expects will provide it with data speeds that are superior to those offered by other 3G wireless technologies and which will enable Wireless to add incremental voice and data capacity at a lower cost. While Wireless and other U.S. and international operators have selected these technologies as an evolutionary step from their current and future networks, other competing technologies are being developed and implemented in both Canada and other parts of the world. None of the competing 3G technologies are directly compatible with each other. If the third generation technology that gains the most widespread acceptance is not compatible with Wireless’ networks, competing services based on such alternative technology may be preferable to subscribers and Wireless’ business may be materially adversely affected.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    40

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In order to implement the transition to third generation technology successfully:
•    Network technology developers must complete the refinement of third generation network technologies, in Wireless’ case UMTS/HSPA; and
•    Wireless must complete the implementation of the supporting wireline network infrastructure to support third generation technologies, which will include design and installation of upgrades to existing network equipment.

Wireless cannot be certain that these steps will be completed in the time frame or at the cost anticipated. Wireless’ third generation technology network may rely, in some instances, on new and unproven technology. As with any new technology, there is a risk that the new technology Wireless has chosen for its network will not perform as expected, that Wireless may be unable to integrate the new technology with current technology and that Wireless may be unable to deliver next generation services in a cost-effective manner. The occurrence of any of these difficulties could delay the development of Wireless’ network, which could materially adversely affect Wireless’ business.

Wireless’ Expansion and Investment in the Inukshuk Business May Have Considerable Risks.

In 2000, Fido obtained licences in the 2.5 MHz or MCS spectrum. This spectrum was acquired in a competitive licencing process and accordingly is subject to rollout commitments and commitments to fund a “Learning Plan”. If Wireless is unable to roll out the service in accordance with Industry Canada requirements, the MCS licences could be revoked by Industry Canada.

On September 16, 2005, Wireless announced a joint venture with Bell Canada to build a nationwide fixed wireless network by pooling our respective fixed wireless spectrum holdings and access to combined cellular tower and backhaul assets. This joint venture, known as Inukshuk, will require significant funding, will generate losses in the start-up phases, and entails risks and uncertainties. Amongst other things, the nationwide fixed wireless network that the joint venture plans to fund and deploy is based upon an early generation of a relatively new technology, the standards for which may not become widely adopted. In addition, there is no certainty that the services that will be enabled by the fixed wireless network will function as planned or that such services would attract wide customer adoption at price points that would enable the joint venture to recover its costs.

Wireless is Dependent on Certain Key Infrastructure and Handset Vendors, Which Could Impact the Quality of Wireless’ Services or Impede Network Development and Expansion.

Wireless has relationships with a small number of essential network infrastructure and handset vendors, over which it has no operational or financial control and only limited influence in how the vendors conduct their businesses. The failure of one of our network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis or fail to develop and deliver handsets that satisfy Wireless’ customers’ demands, this could have a negative impact on Wireless’ business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for our networks could impact the quality of Wireless’ service or impede network development and expansion.

Restrictions on the Use of Wireless Handsets While Driving May Reduce Subscriber Usage.

Certain provincial government bodies have introduced legislation to restrict or prohibit wireless handset usage while driving (handsfree usage would be permitted). Legislation banning the use of hand-held phones while driving, while permitting the use of handsfree devices, has been implemented in Newfoundland. Legislation has been passed, but the ban has not yet been implemented, in Nova Scotia and Québec. Legislation has been proposed in other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. Laws prohibiting or restricting the use of wireless handsets while driving could have the effect of reducing subscriber usage, which could cause an adverse effect on Wireless’ business. Additionally, concerns over the use of wireless handsets while driving could lead to litigation relating to accidents, deaths or bodily injuries, which could also have an adverse effect on Wireless’ business.

Concerns About Radio Frequency Emissions May Adversely Affect Our Business.

Occasionally, media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices, such as wireless handsets. Wireless is unable to predict the nature or extent of any such potential restrictions.

CABLE RISKS AND UNCERTAINTIES
Cable Telephony is Highly-Dependent on Facilities and Services of the ILECs.

Cable’s out-of-territory telephony business is highly-dependent on the availability of unbundled facilities acquired from incumbent telecom operators, pursuant to CRTC rules. On November 9, 2006, the CRTC commenced a proceeding entitled Review of regulatory framework for wholesale services and definition of essential service, in order to review these rules. Changes to these rules could severely affect the cost of operating these businesses.

41    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Cable’s Costs and Adversely Affect Our Business.

Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, Cable’s access to the poles of hydroelectric companies are obtained pursuant to orders from the Ontario Energy Board and the New Brunswick Public Utilities Board.

If Cable is Unable to Develop or Acquire Advanced Encryption Technology to Prevent Unauthorized Access to Its Programming, Cable Could Experience a Decline in Revenues.

Cable utilizes encryption technology to protect its cable signals from unauthorized access and to control programming access based on subscription packages. There can be no assurance that Cable will be able to effectively prevent unauthorized decoding of signals in the future. If Cable is unable to control cable access with our encryption technology, Cable’s subscription levels for digital programming including VOD and SVOD, as well as Rogers Retail rentals, may decline, which could result in a decline in Cable’s revenues.

Increasing Programming Costs Could Adversely Affect Cable’s Results of Operations.

Cable’s single most significant purchasing commitment is the total annual cost of acquiring programming. Programming costs have increased significantly in recent years, particularly in connection with the recent growth in subscriptions to digital specialty channels. Increasing programming costs within the industry could adversely affect Cable’s operating results if Cable is unable to pass such programming costs on to its subscribers.

MEDIA RISKS AND UNCERTAINTIES
Changes in Regulatory Policies May Adversely Affect Media’s Business.

In December 2006, the CRTC released its Commercial Radio Policy 2006. While Canadian talent development contributions made by all radio stations will be increasing significantly, minimum Canadian content levels will remain at 35%. This will provide radio operators with the flexibility they need to program their stations in competition with an increasing array of unregulated content alternatives and distribution platforms.

The CRTC is conducting a review of the specialty and pay television sector, as well as the regulations affecting all distributors (the Broadcasting Distribution Regulations). This review will focus on a number of different issues, including wholesale fees, dispute resolution and packaging and linkage requirements. This broad-based review will impact all specialty services, including Rogers Sportsnet, The Biography Channel Canada and G4TechTV Canada. The proceeding will also examine the argument put forward by television broadcasters that they should be provided with the opportunity to collect fees from cable and satellite distributors for the carriage of their over-the-air signals. The ability to collect fees will impact all broadcasters, including OMNI Television and Citytv.

Pressures Regarding Channel Placement Could Negatively Impact the Tier Status of Certain of Media’s Channels.

Pressures regarding the favourable channel placement of The Shopping Channel and Rogers Sportsnet below the first cable tier will likely continue to exist. Unfavourable channel placement could negatively affect the results of The Shopping Channel and Sportsnet.

A Loss in Media’s Leadership Position in Radio, Television or Magazine Readership Could Adversely Impact Media’s Sales Volumes and Advertising Rates.

It is well established that advertising dollars migrate to media properties that are leaders in their respective markets and categories when advertising budgets are tightened. Although most of Media’s radio, television and magazine properties are currently leaders in their respective markets, such leadership may not continue in the future. Advertisers base a substantial part of their purchasing decisions on statistics such as ratings and readership generated by industry associations and agencies. If Media’s radio and television ratings or magazine readership levels were to decrease substantially, Media’s advertising sales volumes and the rates which it charges advertisers could be adversely affected.

Introduction of New Technology.

The deployment of PVRs could influence Media’s capability to generate television advertising revenues as viewers are provided with the opportunity to ignore advertising aired on the television networks. The emergence of subscriber-based satellite and digital radio products could change radio audience listening habits and negatively impact the results of Media’s radio stations.

An Increase in Paper Prices, Printing Costs or Postage Could Adversely Affect Media’s Results of Operations.

A significant portion of Publishing’s operating expenses consists of paper, printing and postage expenses. Paper is Publishing’s single largest raw material expense, representing approximately 8% of Publishing’s operating expenses in 2007. Publishing depends upon outside suppliers for all of its paper supplies, holds relatively small quantities of paper in stock itself, and is unable to control paper prices, which can fluctuate considerably. Moreover, Publishing is generally unable to pass paper cost increases on to customers. Printing costs represented approximately 14% of Publishing’s operating expenses in 2007. Publishing relies on third parties for all of its printing services. In addition, Publishing relies on the Canadian Postal Service to distribute a large percentage of its publications. Any disruption in printing or postage services could have a material impact on Media’s results of operations or financial condition. A material increase in paper prices, printing costs or postage expenses to Publishing could have a material adverse effect on Media’s business, results of operations or financial condition.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    42

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

5.     ACCOUNTING POLICIES AND NON-GAAP MEASURES

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES
We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Subscriber Counts

We determine the number of subscribers to our services based on active subscribers. A wireless subscriber is represented by each identifiable telephone number. A cable subscriber is represented by a dwelling unit. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as one subscriber. Commercial or institutional units, such as hospitals or hotels, are each considered to be one subscriber. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data, while prepaid includes voice-only subscribers.

Internet, Rogers Home Phone and RBS subscribers include only those subscribers with service installed, operating and on billing and excludes those subscribers who have subscribed to the service but for whom installation of the service was still pending.

Subscriber Churn

Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn for Wireless represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.

Network Revenue

Network revenue, used in the Wireless segment, represents total Wireless revenue less revenue received from the sale of handset equipment. The sale of such equipment does not materially affect our operating income as we generally sell equipment to our distributors at a price approximating our cost to facilitate competitive pricing at the retail level. Accordingly, we believe that network revenue is a more relevant measure for Wireless’ ability to increase its operating profit, as defined below.

Average Revenue Per User

ARPU is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. In the case of Wireless, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly revenue generated from those subscribers divided by the average number of those subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps indicate whether we have been successful in attracting and retaining higher value subscribers. Refer to the section entitled “Supplementary Information: Non-GAAP Calculations” for further details on this Wireless and Cable calculation.

Operating Expenses

Operating expenses are segregated into three categories for assessing business performance:
•    Cost of sales, which is comprised of wireless equipment costs, Rogers Retail merchandise and depreciation of Rogers Retail rental assets, as well as cost of goods sold by The Shopping Channel;
•    Sales and marketing expenses, which represent the costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities and the costs of operating the Rogers Retail store locations; and
•    Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-today basis and service existing subscriber relationships, including retention costs, inter-carrier payments to roaming partners and long-distance carriers, network maintenance costs, programming related costs, the CRTC contribution levy, Internet and e-mail services and printing and production costs.

In the wireless and cable industries in Canada, the demand for services continues to grow and the variable costs, such as commissions paid for subscriber activations, as well as the fixed costs of acquiring new subscribers, are significant. Fluctuations in the number of activations of new subscribers from period-to-period and the seasonal nature of both wireless and cable subscriber additions result in fluctuations in sales and marketing expenses and accordingly, in the overall level of operating expenses. In our Media business, sales and marketing expenses may be significant to promote publishing, radio and television properties, which in turn attract advertisers, viewers, listeners and readers.

Sales and Marketing Costs (or Cost of Acquisition) Per Subscriber

Sales and marketing costs per subscriber, which is also often referred to in the Wireless industry as cost of acquisition per subscriber (“COA”), “subscriber acquisition cost”, or “cost per gross addition”, is calculated by dividing total sales and marketing expenditures, plus costs related to equipment provided to new subscribers for the period, by the total number of gross subscriber activations during the period. Subscriber activations include postpaid and prepaid voice and data activations and one-way messaging activations. COA, as it relates to a particular activation, can vary depending on the level of ARPU and term of a subscriber’s contract. Refer to the section entitled “Supplementary Information: Non-GAAP Calculations” for further details on the calculation.

43    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The wireless communications industry in Canada continues to grow and the costs of acquiring new subscribers are significant. Because a substantial portion of subscriber activation costs are variable in nature, such as commissions paid for each new activation, and due to fluctuations in the number of activations of new subscribers from period-to-period and the seasonal nature of these subscriber additions, we experience material fluctuations in sales and marketing expenses and, accordingly, in the overall level of operating expenses.

Operating Expense per Subscriber

Operating expense per subscriber, expressed as a monthly average, is calculated by dividing total operating, general and administrative expenses, plus costs related to equipment provided to existing subscribers, by the average number of subscribers during the period. Operating expense per subscriber is tracked by Wireless as a measure of our ability to leverage our operating cost structure across a growing subscriber base, and we believe that it is an important measure of our ability to achieve the benefits of scale as we increase the size of our business. Refer to the section entitled “Supplementary Information: Non-GAAP Calculations” for further details on this Wireless calculation.

Operating Profit and Operating Profit Margin

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), loss on repayment of long-term debt, change in fair value of derivative instruments, and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our Company to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

We calculate operating profit margin by dividing operating profit by total revenue, except in the case of Wireless. For Wireless, operating profit margin is calculated by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because network revenue better reflects Wireless’ core business activity of providing wireless services. Refer to the section entitled “Supplementary Information: Non-GAAP Calculations” for further details on this Wireless, Cable and Media calculation.

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Income, and Adjusted Basic and Diluted Net Income Per Share

Beginning in 2007, we have included certain non-GAAP measures that we believe provide useful information to management and readers of this MD&A in measuring our financial performance. These measures, which include adjusted operating profit, adjusted operating profit margin, adjusted net income and adjusted basic and diluted net income per share, do not have a standardized meaning under GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with GAAP. We define adjusted operating profit as operating profit less: (i) the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature related to employee stock options; (ii) stock-based compensation expense; (iii) integration and restructuring expenses; and (iv) the impact of a one-time charge resulting from the renegotiation of an Internet-related services agreement. In addition, adjusted net income and net income per share excludes losses on repayment of long-term debt and the related income tax impacts of the above items.

We believe that these non-GAAP financial measures provide for a more effective analysis of our operating performance. In addition, the items mentioned above could potentially distort the analysis of trends due to the fact that they are either volatile or unusual or non-recurring, can vary widely from company-to-company and can impair comparability. The exclusion of these items does not mean that they are unusual, infrequent or non-recurring.

We use these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate our performance from period-to-period and compared to forecasts on a consistent basis. We believe that these measures present trends that are useful to investors and analysts in enabling them to assess the underlying changes in our business over time.

Adjusted operating profit and adjusted operating profit margins, which are reviewed regularly by management and our Board of Directors, are also useful in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows.

These non-GAAP measures should be viewed as a supplement to, and not a substitute for, our results of operations. A reconciliation of these non-GAAP financial measures to operating profit, net income and net income per share is included in the section entitled “Supplementary Information: Non-GAAP Calculations”.

Additions to PP&E

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E have a direct impact on our cash flow, whereas depreciation and amortization are non-cash accounting measures required under Canadian and U.S. GAAP.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    44

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons.

CRITICAL ACCOUNTING POLICIES
This MD&A has been prepared with reference to our 2007 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The Audit Committee of our Board reviews our accounting policies, reviews all quarterly and annual filings, and recommends approval of our annual financial statements to our Board. For a detailed discussion of our accounting policies, see Note 2 to the 2007 Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us and critical accounting estimates are discussed in the sections “New Accounting Standards” and “Critical Accounting Estimates”, respectively.

Revenue Recognition

Revenue is categorized into the following types, the majority of which are recurring in nature on a monthly basis from ongoing relationships, contractual or otherwise, with our subscribers:
•    Monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services and media subscriptions are recorded as revenue on a pro rata basis as the service is provided;
•    Revenue from airtime, roaming, long-distance and optional services, pay-per-use services, video rentals and other sales of products are recorded as revenue as the services or products are delivered;
•    Revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;
•    Installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, in Wireless, these fees are recorded as part of equipment revenue and, in the case of Cable, are deferred and amortized over the related service period. The related service period for Cable ranges from 26 to 48 months, based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to re-connects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to PP&E and amortized over the useful life of the related assets;
•    Advertising revenue is recorded in the period the advertising airs on the Company’s radio or television stations and the period in which advertising is featured in the Company’s publications;
•    Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;
•    Blue Jays’ revenue from home game admission and concessions is recognized as the related games are played during the baseball regular season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement, which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured; and
•    Discounts provided to customers related to combined purchases of Wireless, Cable, and Media products and services are charged directly to the revenue for the products and services to which they relate.

We offer certain products and services as part of multiple deliverable arrangements. We divide multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and our relevant revenue recognition policies are applied to them. We recognize revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits, installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

Subscriber Acquisition and Retention Costs

We operate within a highly-competitive industry and generally incur significant costs to attract new subscribers and retain existing subscribers. All sales and marketing expenditures related to subscriber acquisitions, retention and contract renewals, such as commissions, and the cost associated with the sale of customer premises equipment, are expensed as incurred.

A large percentage of the subscriber acquisition and retention costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition or renewal of a subscriber. In addition, subscriber acquisition and retention costs on a per subscriber acquired basis fluctuate based on the success of promotional activity and the seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.

Capitalization of Direct Labour and Overhead

During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

CRITICAL ACCOUNTING ESTIMATES
This MD&A has been prepared with reference to our 2007 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates are based on management’s historical experience and various other assumptions

45    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates. We believe that the accounting estimates discussed below are critical to our business operations and an understanding of our results of operations or may involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.

Purchase Price Allocations

The allocations of the purchase prices for our acquisitions involves considerable judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on acquisition. Among other things, the determination of these fair values involved the use of discounted cash flow analyses, estimated future margins, estimated future subscribers, estimated future royalty rates, the use of information available in the financial markets and estimates as to costs to close duplicate facilities and buy out certain contracts. Refer to Note 4 of the 2007 Audited Consolidated Financial Statements for acquisitions made during 2007. Should actual rates, cash flows, costs and other items differ from our estimates, this may necessitate revisions to the carrying value of the related assets and liabilities acquired, including revisions that may impact net income in future periods.

Useful Lives of PP&E

We depreciate the cost of PP&E over their respective estimated useful lives. These estimates of useful lives involve considerable judgment. In determining the estimates of these useful lives, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we re-assess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to reduce the estimated life of PP&E, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

Capitalization of Direct Labour and Overhead

Certain direct labour and indirect costs associated with the acquisition, construction, development or betterment of our networks are capitalized to PP&E. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a rate per hour. Although interest costs are permitted to be capitalized during construction under Canadian GAAP, it is our policy not to capitalize interest.

Accrued Liabilities

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of accrued liabilities at the date of the financial statements and the reported amounts expensed during the year. Actual results could differ from those estimates.

Amortization of Intangible Assets

We amortize the cost of finite-lived intangible assets over their estimated useful lives. These estimates of useful lives involve considerable judgment. During 2004 and 2005, the acquisitions of Fido, Call-Net, the minority interests in Wireless and Sportsnet together with the consolidation of the Blue Jays, as well as the acquisitions of Futureway and Citytv in 2007, resulted in significant increases to our intangible asset balances. Judgement is also involved in determining that spectrum and broadcast licences have indefinite lives, and are therefore not amortized.

The determination of the estimated useful lives of brand names involves historical experience, marketing considerations and the nature of the industries in which we operate. The useful lives of subscriber bases are based on the historical churn rates of the underlying subscribers and judgments as to the applicability of these rates going forward. The useful lives of roaming agreements are based on estimates of the useful lives of the related network equipment. The useful lives of wholesale agreements and dealer networks are based on the underlying contractual lives. The useful life of the marketing agreement is based on historical customer lives. The determination of the estimated useful lives of intangible assets impacts amortization expense in the current period as well as future periods. The impact on net income on a full-year basis of changing the useful lives of the finite-lived assets by one year is shown in the chart below.

Impact of Changes in Estimated Useful Lives

	Amortization	Increase in Net Income	Decrease in Net Income
(In millions of dollars)	Period	if Life Increased by 1 year	if Life Decreased by 1 year
Brand names
Rogers	20.0 years	$1	$(1)
Fido	5.0 years	$3	$(5)
Subscriber base
Rogers	4.6 years	$30	$(54)
Fido	2.3 years	$23	$(61)
Cable	3.0 years	$1	$(1)
Roaming agreements	12.0 years	$3	$(4)
Dealer network
Rogers	4.0 years	$1	$(2)
Fido	4.0 years	$1	$(1)
Wholesale agreements	3.2 years	$1	$(2)
Marketing agreement	5.0 years	$1	$(1)

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    46

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Impairment of Goodwill, Indefinite-Lived Intangible Assets and Long-Lived Assets

Indefinite-lived intangible assets, including goodwill and spectrum/ broadcast licences, as well as long-lived assets, including PP&E and other intangible assets, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both undiscounted and discounted net cash flow analyses to assess the recoverability of the carrying value of these assets and the fair value of both indefinitelived and long-lived assets, if applicable. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates.

Income Tax Estimates

We use judgment in the estimation of income taxes and future income tax assets and liabilities. In the preparation of our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This involves estimating actual current tax exposure, together with assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carryforwards. We are required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carryforwards. Judgment is required to determine if a valuation allowance is needed against either all or a portion of our future income tax assets. Various considerations are reflected in this judgment, including future profitability of related companies, tax planning strategies that are being implemented or could be implemented to recognize the benefits of these tax assets, as well as the expiration of the tax loss carryforwards. Judgments and estimates made to assess the tax treatment of items and the need for a valuation allowance impact the future income tax balances as well as net income through the current and future income tax provisions. As at December 31, 2007, and as detailed in Note 7 to the 2007 Audited Consolidated Financial Statements we have non-capital income tax loss carryforwards of approximately $2,001 million. Our net future income tax asset, prior to valuation allowances, totals approximately $609 million at December 31, 2007 (2006 – $836 million). The recorded valuation allowance results in a future income tax asset of $490 million, reflecting that it is more likely than not that certain income tax assets will be realized.

Pension Plans

When accounting for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations and the future performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of pension accounting. This principle results in recognition of changes in benefit obligations and plan performance over the working lives of the employees receiving benefits under the plan. The primary assumptions and estimates include the discount rate, the expected return on plan assets and the rate of compensation increase. Changes to these primary assumptions and estimates would impact pension expense and the deferred pension asset.

The following table illustrates the increase (decrease) in the accrued benefit obligation and pension expense for changes in these primary assumptions and estimates:

Impact of Changes in Pension-Related Assumptions

	Accrued Benefit Obligation at	Pension Expense
(In millions of dollars)	End of Fiscal 2007	Fiscal 2007
Discount rate	5.25%	5.25%
Impact of: 1% increase	$(111)	$(11)
1% decrease	126	19
Rate of compensation increase	3.50%	3.50%
Impact of: 0.25% increase	$5	$2
0.25% decrease	(5)	(2)
Expected rate of return on assets	N/A	6.75%
Impact of: 1% increase	N/A	(6)
1% decrease	N/A	6

Allowance for Doubtful Accounts

A significant portion of our revenue is earned from selling on credit to individual consumers and business customers. The allowance for doubtful accounts is calculated by taking into account factors such as our historical collection and write-off experience, the number of days the customer is past due and the status of the customer’s account with respect to whether or not the customer is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported bad debt expense will decline.

NEW ACCOUNTING STANDARDS
Financial Instruments

In 2005, the CICA issued Handbook Section 3855, Financial Instruments – Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3865, Hedges. The new standards were adopted commencing January 1, 2007, and were generally required to be adopted retrospectively without restatement.

47    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A new statement entitled “Consolidated Statement of Comprehensive Income” was added to our Consolidated Financial Statements and includes net income as well as other comprehensive income. Accumulated other comprehensive income forms part of shareholders’ equity.
The impact of the adoption of these standards on opening accumulated other comprehensive income and on opening deficit at January 1, 2007, was as follows:

	Impact upon	Income tax
	adoption	impact	Net impact
Available-for-sale investments (a)	$213	$(2)	$211
Derivative instruments (b)	(561)	136	(425)
Opening accumulated other comprehensive income	$(348)	$134	$(214)

	Impact upon	Income tax
	adoption	impact	Net impact
Ineffective portion of hedging derivatives (b)	$(10)	$2	$(8)
Early repayment option (c)	19	(6)	13
Deferred transitional gain (e)	54	(17)	37
Transaction costs (f)	(59)	20	(39)
Opening deficit	$4	$(1)	$3

(a)   Under these standards, all of our financial assets are classified as available-for-sale or as loans and receivables. Available-for-sale investments are carried at fair value on the balance sheet, with changes in fair value recorded in other comprehensive income, until such time as the investments are disposed of or an other than temporary impairment has occurred, in which case the impairment is recorded in income. Loans and receivables and all financial liabilities are carried at amortized cost using the effective interest method. Upon adoption, we have determined that none of our financial assets are classified as held-for-trading or held-to-maturity and none of our financial liabilities are classified as held-for-trading. The impact of the classification provisions of the new standards was an adjustment of $213 million to bring the carrying value of available- for-sale investments to fair value, with a corresponding increase in opening accumulated other comprehensive income of $211 million, net of income taxes of $2 million.

For the year ended December 31, 2007, the impact of the classification provisions of the new standards was an increase in the carrying value of available-for-sale investments of $140 million, with a corresponding increase in other comprehensive income. In addition, realized gains of $2 million were reclassified out of accumulated other comprehensive income and recognized in the Consolidated Statements of Income upon disposal of an investment.

(b)   All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the Consolidated Statements of Income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the Consolidated Statements of Income. Any hedge ineffectiveness is recognized in the Consolidated Statements of Income immediately. The impact of remeasuring hedging derivatives on the Consolidated Financial Statements on January 1, 2007, was an increase in derivative instruments of $561 million. This also resulted in a decrease in opening accumulated other comprehensive income of $425 million, net of income taxes of $136 million, and an increase in opening deficit of $8 million, net of income taxes of $2 million, representing the ineffective portion of hedging relationships.

The impact of remeasuring hedging derivatives on the Consolidated Financial Statements for the year ended December 31, 2007, was an increase in other comprehensive income of $126 million, including income taxes of $100 million, and an increase in net income of $1 million related to hedge ineffectiveness.

The foreign exchange loss reclassified from comprehensive income for the year ended December 31, 2007, exactly offset the foreign exchange gains recognized in the Consolidated Statements of Income related to the carrying value of U.S. dollar-denominated debt.

(c)   As a result of the application of these standards, we separated the early repayment option on one of our debt instruments and recorded the fair value of $19 million related to this embedded derivative on the Consolidated Balance Sheet on January 1, 2007, with a corresponding decrease in opening deficit of $13 million, net of income taxes of $6 million. The fair value of this embedded derivative at December 31, 2007, was $13 million and the decrease in the fair value of $6 million was recorded in the Consolidated Statements of Income for the year ended December 31, 2007.

(d)   We reviewed significant contracts entered into on or after January 1, 2003, and determined there are no significant non-financial derivatives that require separate fair value recognition on the Consolidated Balance Sheet on the transition date and at December 31, 2007.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    48

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(e)   The unamortized deferred transitional gain of $54 million at December 31, 2006, which arose on the change from marked-to- market accounting to hedge accounting that was calculated as at July 1, 2004, was eliminated upon adoption, the impact of which was a decrease to opening deficit of $37 million, net of income taxes of $17 million.

(f)   Effective January 1, 2007, we record all transaction costs for financial assets and financial liabilities in the Consolidated Statements of Income as incurred. We had previously deferred these costs and amortized them over the term of the related asset or liability. The carrying value of deferred costs at December 31, 2006, of $39 million, net of income taxes of $20 million, was charged to opening deficit on transition on January 1, 2007.

Inventories

In 2007, the CICA issued Handbook Section 3031, Inventories (“CICA 3031”). CICA 3031 aligns Canadian GAAP with International Financial Reporting Standards (“IFRS”) and establishes the principles for measurement, recognition and disclosure of inventories. We adopted this new standard effective January 1, 2007, retrospectively without restatement. The application of this standard did not have a material impact on our Consolidated Financial Statements.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
Financial Instruments

In 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards enhance existing disclosure requirements and place greater emphasis on disclosures related to recognized and unrecognized financial instruments and how those risks are managed. Disclosures required by these standards will be included in the Company’s interim and annual financial statements commencing January 1, 2008.

Capital Disclosures

In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance. Disclosures required by the new standard will be included in our Interim and Annual Financial Statements commencing January 1, 2008.

Goodwill and Intangible Assets

In 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”). CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IFRS IAS 38, Intangible Assets. This new standard is effective for our Interim and Annual Consolidated Financial Statements commencing January 1, 2009. We are assessing the impact of the new standard.

U.S. GAAP DIFFERENCES
We prepare our financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on our 2007 Audited Consolidated Financial Statements are described in Note 26 to the 2007 Audited Consolidated Financial Statements. The significant differences in accounting relate to:
•    Gain On Sale and Issuance of Subsidiary Shares to Non-Controlling Interest;
•    Gain on Sale of Cable Systems;
•    Pre-Operating Costs Capitalized;
•    Capitalized Interest;
•    Acquisition of Cable Atlantic;
•    Financial Instruments;
•    Stock-Based Compensation;
•    Pensions;
•    Income Taxes;
•    Installation Revenues and Costs; and
•    Acquisition of Wireless.

Recent U.S. accounting pronouncements are also discussed in Note 26 to the 2007 Audited Consolidated Financial Statements.

49    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

6.     ADDITIONAL FINANCIAL INFORMATION

RELATED PARTY TRANSACTIONS
We have entered into certain transactions in the normal course of business with certain broadcasters in which we have an equity interest. The amounts paid to these broadcasters are as follows:

Years ended December 31,
(In millions of dollars)	2007	2006
Access fees paid to broadcasters accounted for by the equity method	$18	$19

We have entered into certain transactions with companies, the partners or senior officers of which are or have been Directors of our Company and/or its subsidiary companies. Total amounts paid to these related parties, directly or indirectly, are as follows:

Years ended December 31,
(In millions of dollars)	2007	2006
Legal services and commissions paid on premiums for insurance coverage	$2	$2

We have entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts paid (received) by us to (from) these related parties are as follows:

Years ended December 31,
(In millions of dollars)	2007	2006
Charges (recoveries) for use of aircraft and other administrative services	$(1)	$1

These transactions are measured at the exchange amount, being the amount agreed to by the related parties and are reviewed by the Audit Committee.

In 2005, with the approval of a Special Committee of the Board of Directors and the Board of Directors, we entered into an arrangement to sell to our controlling shareholder, for $13 million in cash, the shares in two wholly owned subsidiaries whose only asset will consist of tax losses aggregating approximately $100 million.

The Special Committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view. Further to this arrangement, on April 7, 2006, a company controlled by our controlling shareholder purchased the shares in one of these wholly owned subsidiaries for cash of $7 million. On July 24, 2006, the shares of the second wholly owned subsidiary were purchased by a company controlled by the controlling shareholder for cash of $6 million.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    50

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

Years ended December 31,
(In millions of dollars, except per share amounts)	2007	2006	2005	2004	2003
Income and Cash Flow:
Revenue
Wireless	$5,503	$4,580	$3,860	$2,689	$2,152
Cable	3,558	3,201	2,492	1,946	1,788
Media	1,317	1,210	1,097	957	855
Corporate and eliminations	(255)	(153)	(115)	(78)	(59)
	$10,123	$8,838	$7,334	$5,514	$4,736
Operating profit (1)
Wireless	$2,532	$1,969	$1,337	$950	$727
Cable	802	890	765	709	663
Media	82	151	128	115	107
Corporate and eliminations	(317)	(135)	(86)	(41)	(51)
	$3,099	$2,875	$2,144	$1,733	$1,446
Adjusted operating profit (1)
Wireless	$2,589	$1,987	$1,409	$958	$727
Cable	1,016	916	778	715	663
Media	176	156	131	117	107
Corporate and eliminations	(78)	(117)	(66)	(38)	(51)
	$3,703	$2,942	$2,252	$1,752	$1,446
Net Income (loss) (2)	$637	$622	$(45)	$(68)	$76
Adjusted net income (loss)	$1,066	$684	$47	$(32)	$92
Cash flow from operations (3)	$3,135	$2,386	$1,551	$1,305	$1,031
Property, plant and equipment expenditures	$1,796	$1,712	$1,355	$1,055	$964
Average Class A and Class B shares outstanding (Ms) (4)	642	642	577	481	452
Net income (loss) per share: (2)(4)
Basic	$1.00	$0.99	$(0.08)	$(0.14)	$0.17
Diluted	$0.99	$0.97	$(0.08)	(0.14)	0.16
Adjusted net income (loss) per share:
Basic	$1.67	$1.08	$0.08	$(0.07)	$0.20
Diluted	$1.66	1.07	0.08	(0.07)	0.20
Balance Sheet:
Assets
Property, plant and equipment, net	$7,289	$6,732	$6,152	$5,487	$5,039
Goodwill	3,027	2,779	3,036	3,389	1,892
Intangible assets	2,086	2,152	2,627	2,856	400
Investments	485	139	138	139	229
Other assets	2,438	2,303	1,881	1,402	905
	$15,325	$14,105	$13,834	$13,273	$8,465
Liabilities and Shareholders’ Equity
Long-term debt (2)	$6,033	$6,988	$7,739	$8,542	$5,440
Accounts payable and other liabilities	4,668	2,917	2,567	2,346	1,535
Non-controlling interest	–	–	–	–	193
Total liabilities	10,701	9,905	10,306	10,888	7,168
Shareholders’ equity	4,624	4,200	3,528	2,385	1,297
	$15,325	$14,105	$13,834	$13,273	$8,465
Ratios:
Revenue growth	15%	21%	33%	16%	12%
Adjusted operating profit growth	26%	31%	29%	21%	26%
Debt (2) /adjusted operating profit	2.1	2.7	3.8	5.3	4.1
Dividends declared per share (4)	$0.42	$0.08	$0.06	$0.05	$0.05
(1) As defined. See “Key Performance Indicators Non-GAAP Measures” section.
(2) Years ended December 31, 2004 and 2003 have been restated for a change in accounting of foreign exchange translation. The ratio of debt to adjusted operating profit includes debt and the foreign exchange component of the fair value of derivative instruments.
(3) Cash flow from operations before changes in working capital amounts.
(4) Prior period shares and per share amounts have been retroactively adjusted to reflect a two-for-one-split of the Company’s Class A Voting and Class B Non-Voting shares on December 29, 2006.

51    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF SEASONALITY AND QUARTERLY RESULTS
Quarterly results and statistics for the previous eight quarters are outlined following this section.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. As a result, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Each of Wireless, Cable and Media has unique seasonal aspects to its business.

Wireless’ operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. In particular, operating results may be influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses in certain periods.

The operating results of Cable Operations services are subject to modest seasonal fluctuations in subscriber additions and disconnections, which are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations, or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter. Rogers Retail operations may also experience modest fluctuations from quarter-to-quarter due to the availability and timing of release of popular titles throughout the year. However, the fourth quarter has historically been the strongest quarter due to increased consumer activity in the retail cycle. RBS does not have any unique seasonal aspects to its business.

The seasonality at Media is a result of fluctuations in advertising and related retail cycles, since they relate to periods of increased consumer activity as well as fluctuations associated with the Major League Baseball season, where revenues are generally concentrated in the spring, summer and fall months.

In addition to the seasonal trends, the most notable trend has been the quarter-by-quarter improvements in revenue and operating profit across the Wireless, Cable and Media businesses.

Wireless revenue and operating profit growth reflects the increasing number of wireless voice and data subscribers and increase in blended postpaid and prepaid ARPU. Wireless has continued its strategy of targeting higher value postpaid subscribers and selling prepaid handsets at higher price points, which has also contributed over time to the significantly heavier mix of postpaid versus prepaid subscribers. Meanwhile, the successful growth in customer base and increased market penetration have been met by increasing customer service and retention expenses and increasing credit and collection costs. However, these costs have been offset by operating efficiencies and increasing GSM network roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our GSM network.

Cable Operations services revenue and operating profit increased primarily due to price increases, increased penetration of its digital products and incremental programming packages, and the scaling and rapid growth of our cable telephony service. Similarly, the steady growth of Internet revenues has been the result of a greater penetration of Internet subscribers as a percentage of homes passed. The decrease in the RBS operating profit margin reflects the pricing pressures on long-distance and higher carrier costs. Rogers Retail revenue has increased as a result of acquiring approximately 170 Wireless-owned stores on January 1, 2007, while operating profit has decreased due to fewer customer transactions relating to video sales and rentals.

Media’s results are primarily attributable to a general upturn in demand for local advertising despite the softness with respect to national advertising.

Other fluctuations in net income from quarter-to-quarter can also be attributed to losses on repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, and changes in income tax expense.

SUMMARY OF FOURTH QUARTER 2007 RESULTS
During the three months ended December 31, 2007, consolidated operating revenue increased 13% to $2,687 million in 2007 compared to $2,370 million in the corresponding period in 2006, with all of our operating segments contributing to the year-over-year growth, including 17% growth at Wireless, 10% growth at Cable, and 15% growth at Media. Consolidated fourth quarter adjusted operating profit grew 25% year-over-year to $957 million, with 26% growth at Wireless, 11% growth at Cable, and 31% growth at Media.

Consolidated operating income for the three months ended December 31, 2007, totalled $476 million, compared to $357 million in the corresponding period of 2006, reflecting growth across all operating units.

We recorded net income of $254 million for the three months ended December 31, 2007, or basic and diluted earnings per share of $0.40, compared to a net income of $176 million or basic earnings per share of $0.28 (diluted – $0.27) in the corresponding period of 2006.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    52

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY (1)

(In millions of dollars,				2007				2006
except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating revenue
Wireless	$1,231	$1,364	$1,442	$1,466	$1,005	$1,094	$1,224	$1,257
Cable and Telecom	855	881	899	923	772	787	800	842
Media	266	348	339	364	240	334	319	317
Corporate and eliminations	(54)	(66)	(69)	(66)	(33)	(36)	(38)	(46)
	2,298	2,527	2,611	2,687	1,984	2,179	2,305	2,370
Operating profit before the undernoted
Wireless	581	664	686	658	412	490	564	521
Cable and Telecom	228	243	265	265	222	237	219	238
Media	19	45	46	63	14	53	41	48
Corporate and eliminations	(14)	(22)	(13)	(29)	(30)	(24)	(24)	(39)
	814	930	984	957	618	756	800	768
Stock option plan amendment (2)	–	(452)	–	–	–	–	–	–
Stock-based compensation expense (2)	(15)	(32)	(11)	(4)	(13)	(10)	(14)	(12)
Integration and restructuring expenses (3)	(1)	(15)	(5)	(17)	(11)	(2)	(1)	(4)
Adjustment for CRTC Part II fees decision (4)	–	–	18	–	–	–	–	–
Contract renegotiation fee (5)	–	–	–	(52)	–	–	–	–
Operating profit (6)	798	431	986	884	594	744	785	752
Depreciation and amortization	400	398	397	408	386	395	408	395
Operating income	398	33	589	476	208	349	377	357
Interest on long-term debt	(149)	(152)	(140)	(138)	(161)	(155)	(153)	(151)
Other income (expense)	7	(24)	(14)	–	1	17	6	(17)
Income tax reduction (expense)	(86)	87	(166)	(84)	(35)	68	(76)	(13)
Net income (loss) for the period	$170	$(56)	$269	$254	$13	$279	$154	$176
Net income (loss) per share: (7)
Basic	$0.27	$(0.09)	$0.42	$0.40	$0.02	$0.44	$0.25	$0.28
Diluted	$0.26	$(0.09)	$0.42	$0.40	$0.02	$0.44	$0.24	$0.27
Additions to property, plant and equipment (6)	$394	$381	$397	$624	$340	$403	$415	$554
(1) Certain prior year numbers have been reclassified to conform to the current year presentation.
(2) See section entitled “Stock-based Compensation Expense”.
(3) Costs incurred related to the integration of Fido, Call-Net, the restructuring of RBS, and the closure of 21 retail stores in the first quarter of 2006.
(4) Related to an adjustment of CRTC Part II fees related to prior periods as a result of a notice from the CRTC that Part II fees would no longer be collected. See the section entitled “Government Regulation and Regulatory Developments”. This adjustment is applicable to the third quarter of 2007 and does not impact the full year 2007.
(5) One-time charge resulting from the renegotiation of an Internet-related services agreement. See the section entitled “Cable Operations Operating Expenses”.
(6) As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(7) Prior period per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company’s Class A Voting and Class B Non-Voting shares on December 29, 2006.

53    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ADJUSTED QUARTERLY CONSOLIDATED FINANCIAL SUMMARY (1)

(In millions of dollars,				2007				2006
except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating revenue
Wireless	$1,231	$1,364	$1,442	$1,466	$1,005	$1,094	$1,224	$1,257
Cable and Telecom	855	881	899	923	772	787	800	842
Media	266	348	339	364	240	334	319	317
Corporate and eliminations	(54)	(66)	(69)	(66)	(33)	(36)	(38)	(46)
	2,298	2,527	2,611	2,687	1,984	2,179	2,305	2,370
Adjusted operating profit (2)
Wireless	581	664	686	658	412	490	564	521
Cable and Telecom	228	243	265	265	222	237	219	238
Media	19	45	46	63	14	53	41	48
Corporate and eliminations	(14)	(22)	(13)	(29)	(30)	(24)	(24)	(39)
	814	930	984	957	618	756	800	768
Depreciation and amortization	400	398	397	408	386	395	408	395
Adjusted operating income	414	532	587	549	232	361	392	373
Interest on long-term debt	(149)	(152)	(140)	(138)	(161)	(155)	(153)	(151)
Other income (expense)	7	23	(14)	–	1	17	6	(16)
Income tax reduction (expense)	(86)	(104)	(165)	(109)	(39)	67	(76)	(14)
Adjusted net income (loss) for the period	$186	$299	$268	$302	$33	$290	$169	$192
Adjusted net income per share: (3)
Basic	$0.29	$0.47	$0.42	$0.47	$0.05	$0.46	$0.27	$0.30
Diluted	$0.29	$0.47	$0.41	$0.47	$0.05	$0.45	$0.27	$0.30
Additions to property, plant and equipment (2)	$394	$381	$397	$624	$340	$403	$415	$554
(1) This quarterly summary has been adjusted to exclude the impact of the adoption of a cash settlement feature for employee stock options, stock-based compensation expense, integration and restructuring costs, an adjustment to CRTC Part II fees related to prior periods, a one-time charge related to the renegotiation of an Internet-related services agreement, losses on repayment of long-term debt and the income tax impact related to the above items. Certain prior year numbers have been reclassified to conform to the current year presentation. See the “Key Performance Indicators and Non-GAAP Measures” section. The adjustment related to Part II CRTC fees is applicable to the third quarter of 2007 and does not impact the full year 2007.
(2) As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(3) Prior period per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company’s Class A Voting and Class B Non-Voting shares on December 29, 2006.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures

As of the end of the period covered by this report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

The management of our company is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the criteria set forth in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as of December 31, 2007, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    54

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Changes in Internal Control Over Financial Reporting and Disclosure Controls and Procedures

During the last fiscal quarter, the Company outsourced its payroll processing, which materially affected the Company’s internal control over financial reporting. Other than this change, there have been no other changes in our internal controls over financial reporting during 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SUPPLEMENTARY INFORMATION: NON-GAAP CALCULATIONS
Operating Profit Margin Calculations

Years ended December 31,
(In millions of dollars)	2007	2006
RCI:
Adjusted operating profit	$3,703	$2,942
Divided by total revenue	10,123	8,838
RCI adjusted operating profit margin	36.6%	33.3%
WIRELESS:
Adjusted operating profit	$2,589	$1,987
Divided by network revenue	5,154	4,313
Wireless adjusted operating profit margin	50.2%	46.1%
CABLE:
Cable Operations:
Adjusted operating profit	$1,008	$854
Divided by revenue	2,603	2,299
Cable Operations adjusted operating profit margin	38.7%	37.1%
Rogers Business Solutions:
Adjusted operating profit	$12	$49
Divided by revenue	571	596
Rogers Business Solutions adjusted operating profit margin	2.1%	8.2%
Rogers Retail:
Adjusted operating profit (loss)	$(4)	$13
Divided by revenue	393	310
Rogers Retail adjusted operating profit (loss) margin	(1.0%)	4.2%
MEDIA:
Adjusted operating profit	$176	$156
Divided by revenue	1,317	1,210
Media adjusted operating profit margin	13.4%	12.9%

55    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CALCULATIONS OF ADJUSTED OPERATING PROFIT, NET INCOME AND EARNINGS PER SHARE

Years ended December 31,
(In millions of dollars, number of shares outstanding in millions)	2007	2006
Operating profit	$3,099	$2,875
Add:
Stock option plan amendment	452	–
Stock-based compensation expense	62	49
Integration and restructuring expenses
Cable	38	15
Wireless	–	3
Contract renegotiation fee	52	–
Adjusted operating profit	$3,703	$2,942
Net income	$637	$622
Add:
Stock option plan amendment	452	–
Stock-based compensation expense	62	49
Integration and restructuring expenses
Cable	38	15
Wireless	–	3
Contract renegotiation fee	52	–
Loss on repayment of long-term debt	47	1
Income tax impact	(222)	(6)
Adjusted net income	$1,066	$684
Basic earnings per share:
Adjusted net income	$1,066	$684
Divided by: weighted average number of shares outstanding	638	632
Adjusted basic earnings per share	$1.67	$1.08
Diluted earnings per share:
Adjusted net income	$1,066	$684
Divided by: diluted weighted average number of shares outstanding	642	642
Adjusted diluted earnings per share	$1.66	$1.07

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    56

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WIRELESS NON-GAAP CALCULATIONS (1)

Years ended December 31,
(In millions of dollars, subscribers in thousands, except ARPU figures and operating profit margin)	2007	2006
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$4,868	$4,084
Divided by: average postpaid wireless voice and data subscribers	5,618	5,059
Divided by: 12 months	12	12
	$72.21	$67.27
Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$273	$214
Divided by: average prepaid subscribers	1,382	1,322
Divided by: 12 months	12	12
	$16.46	$13.49
Cost of acquisition per gross addition
Total sales and marketing expenses	$653	$604
Equipment margin loss (acquisition related)	149	196
	$802	$800
Divided by: total gross wireless additions (postpaid, prepaid and one-way messaging)	1,998	2,007
	$401	$399
Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$1,558	$1,361
Equipment margin loss (retention related)	205	165
	$1,763	$1,526
Divided by: average total wireless subscribers	7,128	6,528
Divided by: 12 months	12	12
	$20.61	$19.48
Equipment margin loss
Equipment sales	$349	$267
Cost of equipment sales	(703)	(628)
	$(354)	$(361)
Acquisition related	$(149)	$(196)
Retention related	(205)	(165)
	$(354)	$(361)
Adjusted operating profit margin
Adjusted operating profit	$2,589	$1,987
Divided by network revenue	5,154	4,313
Adjusted operating profit margin	50.2%	46.1%
(1) For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.

57    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CABLE NON-GAAP CALCULATIONS (1)

Years ended December 31,
(In millions of dollars, subscribers in thousands, except ARPU figures and operating profit margin)	2007	2006 (2)
Core Cable ARPU
Core Cable revenue	$1,540	$1,421
Divided by: average basic cable subscribers	2,276	2,261
Divided by: 12 months	12	12
	$56.39	$52.37
Internet ARPU
Internet revenue	$608	$523
Divided by: average Internet (residential) subscribers	1,388	1,234
Divided by: 12 months	12	12
	$36.51	$35.32
Cable Operations adjusted operating profit margin:
Adjusted operating profit	$1,008	$854
Divided by revenue	2,603	2,299
Cable Operations adjusted operating profit mar gin	38.7%	37.1%
RBS adjusted operating profit margin:
Adjusted operating profit	$12	$49
Divided by revenue	571	596
RBS adjusted operating profit mar gin	2.1%	8.2%
(1) For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.
(2) Certain prior year amounts have been reclassified to conform to the current year presentation.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    58

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING DECEMBER 31, 2007

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include certain amounts that are based on the best estimates and judgments of management and in their opinion present fairly, in all material respects, Rogers Communications lnc.’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management’s Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

Management of Rogers Communications Inc., in furtherance of the integrity of the consolidated financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of consolidated financial statements and that Rogers Communications lnc.’s assets are properly accounted for and safeguarded. The internal control processes include management’s communication to employees of policies that govern ethical business conduct.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review Management’s Discussion and Analysis, the consolidated financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

February 20, 2008

Edward S. Rogers, O.C. President and Chief Executive Officer	William W. Linton, C.A. Senior Vice President, Finance and Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Rogers Communications Inc. as at December 31, 2007 and 2006, the consolidated statements of income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2007 and the consolidated statement of comprehensive income for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licenced Public Accountants

Toronto, Canada
February 20, 2008

59    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Rogers Communications Inc.

We have audited the accompanying consolidated balance sheets of Rogers Communications Inc. (the “Company”) and subsidiaries as of December 31, 2007 and 2006, the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2007 and the consolidated statement of comprehensive income for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company adopted new accounting pronouncements related to the recognition and measurement of financial instruments, the accounting for hedging relationships, the disclosure and presentation of comprehensive income, and the measurement, recognition and disclosure of inventories in 2007.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 26 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 20, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants, Licenced Public Accountants

Toronto, Canada
February 20, 2008

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Rogers Communications Inc.

We have audited Rogers Communications Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 20, 2008 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licenced Public Accountants

Toronto, Canada
February 20, 2008

61    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended December 31, 2007 and 2006	2007	2006
Operating revenue (note 3(b))	$10,123	$8,838

Operating expenses:
Cost of sales	961	956
Sales and marketing	1,322	1,226
Operating, general and administrative	4,251	3,763
Stock option plan amendment (note 20(a)(i))	452	–
Integration and restructuring (note 6)	38	18
Depreciation and amortization	1,603	1,584
	8,627	7,547
Operating income	1,496	1,291
Interest on long-term debt	(579)	(620)
	917	671
Loss on repayment of long-term debt (note 15(e))	(47)	(1)
Foreign exchange gain	54	2
Change in fair value of derivative instruments	(34)	(4)
Other income (expense), net	(4)	10
Income before income taxes	886	678
Income tax expense (reduction) (note 7):
Current	(1)	(5)
Future	250	61
	249	56
Net income for the year	$637	$622
Net income per share (note 8):
Basic	$1.00	$0.99
Diluted	0.99	0.97
See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    62

CONSOLIDATED BALANCE SHEETS
(IN MILLIONS OF CANADIAN DOLLARS)

December 31, 2007 and 2006	2007	2006
Assets
Current assets:
Accounts receivable, net of allowance for doubtful accounts of $151 (2006 - $114)	$1,245	$1,077
Other current assets (note 9)	304	270
Future income tax assets (note 7)	594	387
	2,143	1,734
Property, plant and equipment (note 10)	7,289	6,732
Goodwill (note 11(a))	3,027	2,779
Intangible assets (note 11(b))	2,086	2,152
Investments (note 12)	485	139
Deferred charges (note 13)	111	118
Other long-term assets (note 14)	184	152
Future income tax assets (note 7)	–	299
	$15,325	$14,105

Liabilities and Shareholders Equity
Current liabilities:
Bank advances, arising from outstanding cheques	$61	$19
Accounts payable and accrued liabilities	2,260	1,766
Current portion of long-term debt (note 15)	1	451
Current portion of derivative instruments (note 16(a))	195	7
Unearned revenue	225	227
	2,742	2,470
Long-term debt (note 15)	6,032	6,537
Derivative instruments (note 16(a))	1,609	769
Future income tax liabilities (note 7)	104	–
Other long-term liabilities (note 17)	214	129
	10,701	9,905
Shareholders’ equity (note 19)	4,624	4,200
	$15,325	$14,105

Commitments (note 23)
Guarantees (note 24)
Contingent liabilities (note 25)
Canadian and United States accounting policy differences (note 26)
Subsequent events (notes 19(b), 25(a) and 27)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Edward “Ted” S. Rogers Director	Ronald D. Besse Director

63    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(IN MILLIONS OF CANADIAN DOLLARS)

	Class A Voting shares			Class B Non-Voting shares					Accumulated
									other
		Number			Number			Retained	comprehensive	Total
		of shares			of shares		Contributed	earnings	income	shareholders
Years ended December 31, 2007 and 2006	Amount	(000s	)	Amount	(000s	)	surplus	(deficit)	(loss)	equity
Balances, December 31, 2005	$72	112,468		$419	515,405		$3,643	$(606)	$–	$3,528
Net income for the year	–	–		–	–		–	622	–	622
Shares issued on exercise of stock options	–	–		6	7,827		61	–	–	67
Stock-based compensation	–	–		–	–		32	–	–	32
Dividends declared	–	–		–	–		–	(49)	–	(49)
Balances, December 31, 2006	72	112,468		425	523,232		3,736	(33)	–	4,200
Change in accounting policy related to financial instruments (note 2(h)(i))	–	–		–	–		–	3	(214)	(211)
As restated, January 1, 2007	72	112,468		425	523,232		3,736	(30)	(214)	3,989
Net income for the year	–	–		–	–		–	637	–	637
Class A Voting shares converted to Class B Non-Voting shares	–	(6)		–	6		–	–	–	–
Stock option plan amendment	–	–		–	–		(50)	–	–	(50)
Shares issued on exercise of stock options	–	–		46	3,767		(9)	–	–	37
Stock-based compensation	–	–		–	–		12	–	–	12
Dividends declared	–	–		–	–		–	(265)	–	(265)
Other comprehensive income	–	–		–	–		–	–	264	264
Balances, December 31, 2007	$72	112,462		$471	527,005		$3,689	$342	$50	$4,624
See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    64

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(IN MILLIONS OF CANADIAN DOLLARS)

Year ended December 31, 2007	2007
Net income for the year	$637
Other comprehensive income (note 2(h)):
Change in fair value of available-for-sale investments:
Increase in fair value	140
Gain on disposal	(2)
138
Change in fair value of cash flow hedging derivative instruments:
Increase in fair value	(635)
Reclassification to net income of foreign exchange loss	742
Reclassification to net income of accrued interest	119
Related income taxes	(100)
126
264
Comprehensive income for the year	$901
See accompanying notes to consolidated financial statements.

65    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN MILLIONS OF CANADIAN DOLLARS)

Years ended December 31, 2007 and 2006	2007	2006
Cash provided by (used in):
Operating activities:
Net income for the year	$637	$622
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	1,603	1,584
Program rights and Rogers Retail rental amortization	92	75
Future income taxes	250	61
Unrealized foreign exchange loss (gain)	(46)	2
Change in fair value of derivative instruments	34	4
Loss on repayment of long-term debt	47	1
Stock option plan amendment	452	–
Stock-based compensation expense	62	49
Amortization of fair value increment on long-term debt and derivatives	(6)	(11)
Sale of income tax losses to related party	–	13
Other	10	(14)
	3,135	2,386
Change in non-cash operating working capital items (note 21(a))	(310)	63
	2,825	2,449
Investing activities:
Additions to property, plant and equipment	(1,796)	(1,712)
Change in non-cash working capital items related to property, plant and equipment	(20)	134
Acquisitions, net of cash and cash equivalents acquired	(537)	(4)
Additions to program rights	(67)	(32)
Other	(18)	(19)
	(2,438)	(1,633)
Financing activities:
Issuance of long-term debt	5,476	1,098
Repayment of long-term debt	(5,623)	(1,836)
Premium on repayment of long-term debt	(59)	–
Financing costs incurred	(4)	–
Issuance of capital stock on exercise of stock options	27	74
Dividends paid on Class A Voting and Class B Non-Voting shares	(211)	(47)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	838	–
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	(873)	(20)
	(429)	(731)
Increase (decrease) in cash and cash equivalents	(42)	85
Cash deficiency, beginning of year	(19)	(104)
Cash deficiency, end of year	$(61)	$(19)
Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.
For supplemental cash flow information see note 21(b).
See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR AMOUNTS IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
YEARS ENDED DECEMBER 31, 2007 AND 2006

1.     NATURE OF THE BUSINESS

Rogers Communications Inc. (“RCI”) is a diversified Canadian communications and media company, with substantially all of its operations and sales in Canada. RCI is engaged in wireless voice and data communications services through its Wireless segment (“Wireless”); cable television, high-speed Internet access, telephony, data networking and retailing of wireless, cable and video products and services (“Rogers Retail”) through its Cable segment (“Cable”); and radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment through its Media segment (“Media”). RCI and its subsidiary companies are collectively referred to herein as the “Company”.

2.     SIGNIFICANT ACCOUNTING POLICIES

(A)   BASIS OF PRESENTATION:
The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and differ in certain significant respects from accounting principles generally accepted in the United States of America (“United States GAAP”) as described in note 26.

The consolidated financial statements include the accounts of RCI and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

Investments over which the Company is able to exercise significant influence are accounted for by the equity method. Investments over which the Company has joint control are accounted for by the proportionate consolidation method. Publicly traded investments are classified as available-for-sale investments and are recorded at fair value. Changes in fair value are recorded in other comprehensive income until such time as the investments are disposed of or impaired. Other investments are recorded at cost. Investments are written down when there is evidence that a decline in value that is other than temporary has occurred.

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

(B)   REVENUE RECOGNITION:
The Company’s principal sources of revenue and recognition of these revenues for financial statement purposes are as follows:
(i)    Monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services and media subscriptions are recorded as revenue on a pro rata basis as the service is provided;
(ii)    Revenue from airtime, roaming, long-distance and optional services, pay-per-use services, video rentals and other sales of products are recorded as revenue as the services or products are delivered;
(iii)   Revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;
(iv)   Installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, in Wireless these fees are recorded as part of equipment revenue and, in Cable, are deferred and amortized over the related service period. The related service period for Cable ranges from 26 to 48 months, based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to reconnects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to property, plant and equipment (“PP&E”) and amortized over the useful life of the related assets;
(v)   Advertising revenue is recorded in the period the advertising airs on the Company’s radio or television stations and the period in which advertising is featured in the Company’s publications;
(vi)   Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;
(vii)  The Toronto Blue Jays Baseball Club’s (“Blue Jays”) revenue from home game admission and concessions is recognized as the related games are played during the baseball regular season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement, which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured; and
(viii) Discounts provided to customers related to combined purchases of Wireless, Cable and Media products and services are charged directly to the revenue for the products and services to which they relate.

The Company offers certain products and services as part of multiple deliverable arrangements. The Company divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and the Company’s relevant revenue recognition policies are applied to them. The Company recognizes revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

67    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unearned revenue includes subscriber deposits, cable installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(C)   SUBSCRIBER ACQUISITION AND RETENTION COSTS:
Except as described in note 2(b)(iv), as it relates to cable installation costs, the Company expenses the costs related to the acquisition or retention of subscribers.

(D)   STOCK-BASED COMPENSATION AND OTHER STOCKBASED PAYMENTS:
On May 28, 2007, the Company’s employee stock option plans were amended to attach cash settled share appreciation rights (“SARs”) to all new and previously granted options. The SAR feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares. All outstanding stock options are now classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is marked-to-market each period and is amortized to expenses over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

The Company accounts for stock-based awards that are settled by issuance of equity instruments using the fair value method. The estimated fair value is amortized to expense over the period in which the related services are rendered, which is usually the vesting period or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter. Effective May 28, 2007, the Company no longer has stock-based awards that are classified as equity.

The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions and the Company makes certain defined contribution matches, which are recorded as compensation expense in the period made.

(E)   DEPRECIATION:
PP&E are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate
Buildings	Mainly diminishing balance	5% to 6 2/3%
Towers, head-ends and transmitters	Straight line	6 2/3% to 25%
Distribution cable and subscriber drops	Straight line	5% to 20%
Network equipment	Straight line	6 2/3% to 33 1/3%
Wireless network radio base station equipment	Straight line	12 1/2% to 14 1/3%
Computer equipment and software	Straight line	14 1/3% to 33 1/3%
Customer equipment	Straight line	20% to 33 1/3%
Leasehold improvements	Straight line	Over shorter of
estimated useful life
and lease term
Other	Mainly diminishing balance	5% to 33 1/3%

(F)   INCOME TAXES:
Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. Income tax expense is generally the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(G)  FOREIGN CURRENCY TRANSLATION:
Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet dates and non-monetary assets and liabilities and related depreciation and amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate for the month in which the transaction was recorded. Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. Foreign exchange gains are primarily related to the translation of long-term debt.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(H)   FINANCIAL INSTRUMENTS:
(i)    Adoption of new financial instruments standards:

In 2005, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3855, Financial Instruments – Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3865, Hedges. The new standards were adopted commencing January 1, 2007, and were generally required to be adopted retrospectively without restatement.

A new statement entitled “Consolidated Statement of Comprehensive Income” was added to the Company’s consolidated financial statements and includes net income as well as other comprehensive income. Accumulated other comprehensive income forms part of shareholders’ equity.

The impact of the adoption of these standards on opening accumulated other comprehensive income and on opening deficit at January 1, 2007, was as follows:

	Impact
	upon	Income tax	Net
	adoption	impact	impact
Available-for-sale investments (A)	$213	$(2)	$211
Derivative instruments (B)	(561)	136	(425)
Opening accumulated other comprehensive income	$(348)	$134	$(214)
Ineffective portion of hedging derivatives (B)	$(10)	$2	$(8)
Early repayment option (C)	19	(6)	13
Deferred transitional gain (E)	54	(17)	37
Transaction costs (F)	(59)	20	(39)
Opening deficit	$4	$(1)	$3

(A)    Under these standards, all of the Company’s financial assets are classified as available-for-sale or loans and receivables. Available-for-sale investments are carried at fair value on the balance sheet, with changes in fair value recorded in other comprehensive income, until such time as the investments are disposed of or an other-than-temporary impairment has occurred, in which case the impairment is recorded in income. Loans and receivables and all financial liabilities are carried at amortized cost using the effective interest method. Upon adoption, the Company determined that none of its financial assets are classified as held-for-trading or held-to-maturity and none of its financial liabilities are classified as held-for-trading. The impact of the classification provisions of the new standards on January 1, 2007, was an adjustment of $213 million to bring the carrying value of available-for-sale investments to fair value, with a corresponding increase in opening accumulated other comprehensive income of $211 million, net of income taxes of $2 million.

For the year ended December 31, 2007, the impact of the classification provisions of the new standards was an increase in the carrying value of available-for-sale investments of $140 million, with a corresponding increase in other comprehensive income. In addition, realized gains of $2 million were reclassified out of accumulated other comprehensive income and recognized in the consolidated statements of income upon disposal of an investment.

(B)   All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness is recognized in the consolidated statements of income immediately. The impact of remeasuring hedging derivatives on the consolidated financial statements on January 1, 2007, was an increase in derivative instruments of $561 million. This also resulted in a decrease in opening accumulated other comprehensive income of $425 million, net of income taxes of $136 million, and an increase in opening deficit of $8 million, net of income taxes of $2 million, representing the ineffective portion of hedging relationships.

In 2007, $1 million related to hedge ineffectiveness was recognized as an increase to net income.

The foreign exchange loss reclassified from comprehensive income for the year ended December 31, 2007, exactly offset the foreign exchange gains recognized in the consolidated statements of income related to the carrying value of U.S. dollar denominated debt.

(C)   As a result of the application of these standards, the Company separated the early repayment option on one of the Company’s debt instruments and recorded the fair value of $19 million related to this embedded derivative on the consolidated balance sheet on January 1, 2007, with a corresponding decrease in opening deficit of $13 million, net of income taxes of $6 million. The fair value of this embedded derivative at December 31, 2007, was $13 million and the decrease in the fair value of $6 million was recorded in the consolidated statements of income for the year ended December 31, 2007.

69    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(D)   The Company reviewed significant contracts entered into on or after January 1, 2003 and determined there are no significant non-financial derivatives that require separate fair value recognition on the consolidated balance sheet on the transition date and at December 31, 2007.

(E)   The unamortized deferred transitional gain of $54 million at December 31, 2006, which arose on the change from marked-to- market accounting to hedge accounting that was calculated as at July 1, 2004, was eliminated upon adoption, the impact of which was a decrease to opening deficit of $37 million, net of income taxes of $17 million.

(F)   Effective January 1, 2007, the Company records all transaction costs for financial assets and financial liabilities in the consolidated statements of income as incurred. The Company had previously deferred these costs and amortized them over the term of the related asset or liability. The carrying value of transaction costs at December 31, 2006, of $39 million, net of income taxes of $20 million, was charged to opening deficit on transition on January 1, 2007.

(ii)   Derivative instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are only used for risk management purposes.

When hedge accounting is applied, the Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. At the instrument’s inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying interest rate or foreign exchange risk related to the future anticipated interest and principal cash outflows associated with the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged items.

For those instruments that do not meet the above criteria, changes in their fair value are recorded in the consolidated statements of income.

(I)    NET INCOME PER SHARE:
The diluted net income per share calculation considers the impact of employee stock options using the treasury stock method. There is no dilutive impact of employee stock options after May 28, 2007, due to the amendment to attach cash settled SARs to all new and previously granted options.

(J)   INVENTORIES AND ROGERS RETAIL RENTAL INVENTORY:
Inventories are primarily valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Rogers Retail rental inventory, which includes videocassettes, DVDs and video games, is amortized to its estimated residual value. The residual value of Rogers Retail rental inventory is recorded as a charge to operating expense upon the sale of Rogers Retail rental inventory. Amortization of Rogers Retail rental inventory is charged to cost of sales on a diminishing-balance basis over a six month period.

In 2007, the CICA issued Handbook Section 3031, Inventories (“CICA 3031”). CICA 3031 aligns Canadian GAAP with International Financial Reporting Standards (“IFRS”) and establishes the principles for measurement, recognition and disclosure of inventories. The Company adopted this new standard effective January 1, 2007, retrospectively without restatement. The application of this standard did not have a material impact on the consolidated financial statements of the Company.

(K)   DEFERRED CHARGES:
The direct costs paid to lenders to obtain revolving credit facilities are deferred and amortized on a straight-line basis over the life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods of up to five years.

(L)   PENSION BENEFITS:
The Company accrues its pension plan obligations as employees render the services necessary to earn the pension. The Company uses the current settlement discount rate to measure the accrued pension benefit obligation and uses the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses) over the average remaining service life of the employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the fair value of the plan assets at the beginning of the year.

The Company uses the following methods and assumptions for pension accounting:
(i)     The cost of pensions is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, compensation levels at the time of retirement and retirement ages of employees. Changes in these assumptions would impact future pension expense.
(ii)    For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.
(iii)  Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(M)  PROPERTY, PLANT AND EQUIPMENT:
PP&E are recorded at cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

The cost of the initial cable subscriber installation is capitalized. Costs of all other cable connections and disconnections are expensed, except for direct incremental installation costs related to reconnect Cable customers, which are deferred to the extent of reconnect installation revenues. Deferred reconnect revenues and expenses are amortized over the related estimated service period.

(N)   ACQUIRED PROGRAM RIGHTS:
Acquired broadcast program rights are carried at the lower of cost less accumulated amortization, and net realizable value. Acquired program rights and the related liabilities are recorded on the consolidated balance sheets when the licence period begins and the program is available for use. The cost of acquired program rights is amortized over the expected performance period of the related programs. Net realizable value of acquired program rights is assessed using an industry standard methodology.

(O)   GOODWILL AND INTANGIBLE ASSETS:
(i)     Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned, as of the date of the business combination, to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

(ii)
Intangible assets:

Intangible assets acquired in a business combination are recorded at their fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(p). Intangible assets having an indefinite life, being spectrum and broadcast licences, are not amortized but are tested for impairment on an annual or more frequent basis by comparing their fair value to their carrying amount. An impairment loss on an indefinite life intangible asset is recognized when the carrying amount of the asset exceeds its fair value.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives as follows:

	Brand name – Rogers	20 years
	Brand name – Fido	5 years
	Subscriber bases	2 1/4 to 4 2/3 years
	Baseball player contracts	5 years
	Roaming agreements	12 years
	Dealer networks	4 years
	Wholesale agreements	38 months
	Marketing agreement	5 years

The Company has tested goodwill and intangible assets with indefinite lives for impairment during 2007 and 2006 and determined that no impairment in the carrying value of these assets existed.

(P)  LONG-LIVED ASSETS:
The Company reviews long-lived assets, which include PP&E and intangible assets with finite useful lives, for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. During 2007 and 2006, the Company has determined that no impairment in the carrying value of these assets existed.

(Q)  ASSET RETIREMENT OBLIGATIONS:
Asset retirement obligations are legal obligations associated with the retirement of PP&E that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The Company subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to operating expenses.

71    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(R)   USE OF ESTIMATES:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts and certain accrued liabilities, the ability to use income tax loss carryforwards and other future income tax assets and liabilities, capitalization of internal labour and overhead, useful lives of depreciable assets and intangible assets with finite useful lives, discount rates and expected returns on plan assets affecting pension expense and the deferred pension asset and the recoverability of long-lived assets, goodwill and intangible assets, which require estimates of future cash flows. For business combinations, key areas of estimation and judgment include the allocation of the purchase price and related integration and severance costs.

Significant changes in the assumptions, including those with respect to future business plans and cash flows, could materially change the recorded carrying amounts.

(S)   RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS:
(i)    Financial instruments:

In 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards enhance existing disclosure requirements and place greater emphasis on disclosures related to recognized and unrecognized financial instruments and how those risks are managed. Disclosures required by these standards will be included in the Company’s interim and annual consolidated financial statements commencing January 1, 2008.

(ii)   Capital disclosures:

In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for noncompliance. Disclosures required by the new standard will be included in the Company’s interim and annual consolidated financial statements commencing January 1, 2008.

(iii)  Goodwill and intangible assets:

In 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”). CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IFRS IAS 38, Intangible Assets. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2009. The Company is assessing the impact of the new standard on its consolidated financial statements.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.    SEGMENTED INFORMATION:

(A) OPERATING SEGMENTS: The accounting policies of the segments are the same as those described in the significant accounting policies in note 2.	All of the Company’s reportable segments are substantially in Canada. Information by reportable segment for the years ended December 31, 2007 and 2006 is as follows:

					2007					2006
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals
Operating revenue	$5,503	$3,558	$1,317	$(255)	$10,123	$4,580	$3,201	$1,210	$(153)	$8,838
Operating expenses:
Cost of sales	703	186	173	(101)	961	628	153	175	–	956
Sales and marketing	653	519	226	(76)	1,322	604	412	206	4	1,226
Operating, general and administrative	1,569	1,900	752	30	4,251	1,376	1,731	678	(22)	3,763
Stock option plan amendment	46	113	84	209	452	–	–	–	–	–
Integration and restructuring	–	38	–	–	38	3	15	–	–	18
	2,532	802	82	(317)	3,099	1,969	890	151	(135)	2,875
Management fees (recovery)	–	–	–	–	–	12	64	17	(93)	–
Depreciation and amortization	560	737	52	254	1,603	630	662	52	240	1,584
Operating income (loss)	$1,972	$65	$30	$(571)	$1,496	$1,327	$164	$82	$(282)	$1,291
Interest on long-term debt					(579)					(620)
Loss on repayment of long-term debt					(47)					(1)
Foreign exchange gain					54					2
Change in fair value of derivative instruments					(34)					(4)
Other income (expense), net					(4)					10
Income before income taxes					$886					$678
Additions to PP&E	$822	$814	$77	$83	$1,796	$684	$794	$48	$186	$1,712
Goodwill	$1,140	$926	$961	$–	$3,027	$1,150	$926	$703	$–	$2,779
Total assets	$6,747	$5,211	$2,042	$1,325	$15,325	$7,471	$5,216	$1,459	$(41)	$14,105

73    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, Cable consists of the following reportable segments. Information by reportable segment for the years ended December 31, 2007 and 2006 is as follows:

					2007					2006
				Corporate					Corporate
	Cable		Rogers	items and	Total	Cable		Rogers	items and	Total
	Operations	RBS	Retail	eliminations	Cable	Operations	RBS	Retail	eliminations	Cable
Operating revenue	$2,603	$571	$393	$(9)	$3,558	$2,299	$596	$310	$(4)	$3,201
Operating expenses:
Cost of sales	–	–	186	–	186	–	–	153	–	153
Sales and marketing	257	75	187	–	519	219	70	123	–	412
Operating, general and administrative	1,400	484	25	(9)	1,900	1,237	477	21	(4)	1,731
Stock option plan amendment	106	2	5	–	113	–	–	–	–	–
Integration and restructuring	9	29	–	–	38	8	1	6	–	15
	831	(19)	(10)	–	802	835	48	7	–	890
Management fees					–					64
Depreciation and amortization					737					662
Operating income	$831	$(19)	$(10)	$–	$65	$835	$48	$7	$–	$164
Additions to PP&E	$710	$83	$21	$–	$814	$685	$98	$11	$–	$794

In late December 2006 and during the first quarter of 2007, certain real estate properties and related leases were transferred to RCI from its subsidiaries. This transfer of real estate did not have a material impact on the results of the operating segments.

Effective January 2007, the Rogers Retail segment of Cable acquired the assets of approximately 170 Wireless retail locations. The results of operations of these stores are included in the Rogers Retail results of operations beginning January 1, 2007.

In January 2007, the Company completed an internal reorganization whereby the Cable and Internet and Rogers Home Phone segments were combined into one segment known as Cable Operations. As a result, beginning in 2007, the Cable operating segment is comprised of the following segments: Cable Operations, Rogers Business Solutions (“RBS”) and Rogers Retail. Comparative figures have been reclassified to reflect this new segmented reporting.

In addition, as a result of the intercompany amalgamation of RCI and certain of its subsidiaries, effective July 1, 2007, the Company discloses segment operating results based on operating income (loss), consistent with internal management reporting.

Beginning January 1, 2007, subsidiaries no longer pay management fees to RCI.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(B) PRODUCT REVENUE: Revenue is comprised of the following:

	2007	2006
Wireless:
Postpaid	$4,868	$4,084
Prepaid	273	214
One-way messaging	13	15
Network revenue	5,154	4,313
Equipment sales	349	267
	5,503	4,580
Cable:
Cable Operations	2,603	2,299
RBS	571	596
Rogers Retail	393	310
Intercompany eliminations	(9)	(4)
	3,558	3,201
Media:
Advertising	623	555
Circulation and subscription	164	149
Retail	282	279
Blue Jays	172	163
Other	76	64
	1,317	1,210
Corporate items and intercompany eliminations	(255)	(153)
	$10,123	$8,838

4.	BUSINESS COMBINATIONS:

(A)   2007 ACQUISITIONS:
(i)     Futureway Communications Inc.:

On June 22, 2007, the Company acquired the remaining 80% of the common shares that it did not already own and the outstanding stock options of Futureway Communications Inc. (“Futureway”) for cash consideration of $38 million. In addition, the Company contributed $48 million to Futureway to simultaneously repay obligations under capital leases, advances from affiliated companies and to terminate a services agreement. The total cash outlay for the acquisition was $86 million. At the same time, Cable entered into a marketing agreement with the former controlling shareholder of Futureway that entitles the Company to preferred marketing arrangements in certain new residential housing developments in the Greater Toronto Area. The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective June 22, 2007.
The estimated fair values of the assets acquired and liabilities assumed in the Futureway acquisition are as follows:

Current assets	$4
Property, plant and equipment	4
Marketing agreement	52
Other intangible assets	7
Future income tax assets	22
Current liabilities	(3)
Other liabilities	(48)
$38

75    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ii)
Citytv:

On October 31, 2007, the Company acquired certain real properties and 100% of the shares of the legal entities holding the operations of the Citytv network of five television stations in Canada, from CTVglobemedia Inc. for cash consideration of $405 million, including acquisition costs. The purchase price is subject to working capital adjustments. The acquisition was accounted for using the purchase method, with the results of operations consolidated with those of the Company effective October 31, 2007. The purchase price allocation is preliminary pending finalization of valuations of the net identifiable assets acquired. The preliminary estimated fair values of the assets acquired and liabilities assumed in the Citytv acquisition are as follows:

(iii)  Other:

On January 1, 2007, the Company acquired five Alberta radio stations for cash consideration of $43 million including acquisition costs. The acquisition was accounted for using the purchase method with $13 million allocated to net tangible assets acquired, $29 million allocated to broadcast licences acquired and $1 million allocated to goodwill, which is tax deductible, within the Media reporting segment.

During 2007, the Company made various other acquisitions for cash consideration of approximately $3 million.

On July 6, 2007, the Company announced an agreement to acquire Vancouver multicultural television station Channel M from Multivan Broadcast Corporation. This transaction is subject to Canadian Radio-television and Telecommunications Commission (“CRTC”) approval and is expected to close in early 2008.

During 2007, the Company announced that it had reached an agreement to acquire the remaining two-thirds ownership in Outdoor Life Network to bring its ownership to 100%. This transaction has not yet closed, pending CRTC approval, which is expected in 2008.

(B)   2006 ACQUISITIONS:
During 2006, the Company made various acquisitions, accounted for by the purchase method, for cash consideration totalling $6 million.

During 2006, the Company finalized the purchase price allocation of certain 2005 acquisitions upon receipt of the final valuations of certain tangible and intangible assets acquired. These adjustments included an increase in the fair value assigned to PP&E of $22 million from that recorded and disclosed in the 2005 consolidated financial statements. Additionally, the fair value of the subscriber bases acquired increased by $24 million from that recorded and disclosed in the 2005 consolidated financial statements. Accompanied with a $1 million adjustment to accrued transaction costs, these adjustments resulted in a decrease in goodwill acquired of $47 million.

	Purchase price	$405
	Current assets	$33
	Program inventory	25
	PP&E	32
	Brand name	26
	Broadcast licences	86
	Future income tax liabilities	(15)
	Current liabilities	(32)
	Other liabilities	(14)
	Preliminary fair value of net assets acquired	$141
	Goodwill	$264

The goodwill has been allocated to the Media reporting segment and is not tax deductible.

The Company has developed a plan to restructure and integrate the operations of Citytv and has accrued $6 million as a liability assumed on acquisition in the allocation of the purchase price at December 31, 2007, which is included in current liabilities.

5.	INVESTMENT IN JOINT VENTURES:

The Company has contributed certain assets to joint ventures involved in the provision of wireless broadband Internet service and in certain mobile commerce initiatives (note 11(b)). As at	December 31, 2007 and 2006 and for the years then ended, proportionately consolidating these joint ventures resulted in the following increases (decreases) in the accounts of the Company:

	2007	2006
Current assets	$7	$11
Long-term assets	73	42
Current liabilities	6	3
Expenses	25	20
Net income for the year	(25)	(20)

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 2007, the Company contributed its 2.3 GHz and 3.5 GHz spectrum licences with a carrying value of $11 million to a 50% owned joint venture for non-cash consideration of $58 million. Accordingly, the carrying value of spectrum licences has been reduced by $5 million in 2007. A deferred gain of $24 million, being the portion of the excess of fair value over carrying value related to the other non-related venturer’s interest in the spectrum licences contributed by the Company, was recorded on contribution of these spectrum licences. This deferred gain is recorded in other long-term liabilities and is being amortized to income over seven years, of which $2 million was recognized in 2007. In addition to a cash contribution of $8 million, the other venturer also contributed its 2.3 GHz and 3.5 GHz spectrum licences valued at $50 million to the joint venture. The Company recorded an increase in spectrum licences and cash of $25 million and $4 million, respectively, related to its proportionate share of the contribution by the other venturer.

6.	INTEGRATION AND RESTRUCTURING EXPENSES:

As a result of the 2005 acquisition of Call-Net Enterprises Inc. (“Call-Net”) and the 2004 acquisition of Fido Inc. (“Fido”), the Company has incurred certain integration costs that did not qualify to be included as part of the purchase price allocation as a liability assumed on acquisition. As a result, these costs are recorded within operating expenses. These expenses include various severance, consulting and other incremental restructuring costs directly related to the acquisitions. During 2007, the Company incurred integration expenses of $14 million related to the Call-Net acquisition. During 2006, the Company incurred $9 million in integration expenses related to the Call-Net acquisition and $3 million in integration expenses related to the Fido acquisition.

During 2007, the Company incurred $24 million of restructuring expenses related to RBS, of which $20 million is related to severances resulting from staff reductions to reflect a reduction in customer acquisition efforts related to enterprise and larger business segments. Included in accounts payable and accrued liabilities as at December 31, 2007, is $12 million related to the severances, which will be paid in 2008.

During 2006, the Company closed 21 of its Rogers Retail stores in Ontario and Quebec. The costs to exit these stores included lease terminations and involuntary severance costs totalling $3 million, as well as a write-down of the related PP&E totalling $3 million for the year ended December 31, 2006.

7.	INCOME TAXES:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2007	2006
Future income tax assets:
Non-capital income tax loss carryforwards	$680	$981
Capital loss carryforwards	16	21
Deductions relating to long-term debt and other transactions denominated in foreign currencies	100	41
Investments	–	52
PP&E and inventory	11	46
Liability for stock-based compensation	148	–
Other deductible differences	131	125
Total future income tax assets	1,086	1,266
Less valuation allowance	119	150
	967	1,116
Future income tax liabilities:
Investments	(6)	–
Goodwill and intangible assets	(441)	(407)
Other taxable differences	(30)	(23)
Total future income tax liabilities	(477)	(430)
Net future income tax asset	490	686
Less current portion	594	387
Long-term future income tax assets (liabilities)	$(104)	$299

77    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax assets and available tax planning strategies in making this assessment.

To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future income tax assets.

In making an assessment of whether future income tax assets are more likely than not to be realized, management regularly prepares information regarding the expected use of such assets by reference to its internal income forecasts. Based on management’s estimates of the expected realization of future income tax assets, during 2006 the Company reduced the valuation allowance to reflect that it is more likely than not that certain future income tax assets will be realized. Approximately $300 million of the reduction in the valuation allowance related to future income tax assets arising from acquisitions. Accordingly in 2006, the benefit related to these future income tax assets was reflected as a reduction of goodwill in the amount of $209 million and other intangible assets in the amount of $91 million.

The valuation allowance at December 31, 2007, includes $65 million of foreign future income tax assets, $16 million relating to capital loss carryforwards and $38 million relating to unrealized capital losses on U.S. dollar denominated debt and certain investments.

In 2000, the Company received a $241 million payment (the “Termination Payment”) from Le Group Vidéotron Ltée (“Vidéotron”) in respect of the termination of a merger agreement between the Company and Vidéotron. In 2006, the Company received a Notice of Reassessment from the Canada Revenue Agency (“CRA”) in respect of the Termination Payment. The Company challenged the Notice of Reassessment and, in 2006, recorded a future income tax charge of $25 million based on the expected resolution of this issue. During the year ended December 31, 2007, the Company was advised by the CRA that its challenge was successful and, as a result, a future income tax recovery of $25 million was recorded to reverse the charge recorded in 2006.

Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	2007	2006
Statutory income tax rate	35.2%	35.8%
Computed income tax expense	$312	$243
Increase (decrease) in income taxes resulting from:
Difference between rates applicable to subsidiaries in other jurisdictions	(12)	(12)
Change in the valuation allowance for future income tax assets	(20)	(168)
Vidéotron termination payment	(25)	25
Adjustments to future income tax assets and liabilities for changes in substantively enacted rates	47	(14)
Stock-based compensation	(17)	15
Benefits relating to changes to prior year tax filing positions and other items	(36)	(33)
Income tax expense	$249	$56

As at December 31, 2007, the Company has the following non-capital income tax losses available to reduce future years’ income for income tax purposes:	As at December 31, 2007, the Company had approximately $122 million in non-capital income tax losses available in foreign subsidiaries expiring between 2021 and 2027.

Income tax losses expiring in the year ending December 31:		As at December 31, 2007, the Company had approximately $113 million in capital losses available.
2008	$184
2009	85
2010	79
2011	–
2012	–
Thereafter	1,653
	$2,001

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	NET INCOME PER SHARE:

The following table sets forth the calculation of basic and diluted net income per share:

	2007	2006
Numerator:
Net income for the year, basic and diluted	$637	$622
Denominator (in millions):
Weighted average number of shares outstanding – basic	638	632
Effect of dilutive securities:
Employee stock options	4	10
Weighted average number of shares outstanding – diluted	642	642
Net income per share:
Basic	$1.00	$0.99
Diluted	0.99	0.97

Employee stock options are not considered dilutive after the May 28, 2007, amendment to stock option plans (note 20(a)(i)).

9.	OTHER CURRENT ASSETS:

	2007	2006
Inventories	$110	$113
Prepaid expenses	86	93
Acquired program rights	45	23
Rogers Retail rental inventory	32	35
Income taxes receivable	15	–
Deferred compensation	10	2
Other	6	4
	$304	$270

Amortization expense for Rogers Retail rental inventory is charged to cost of sales and amounted to $46 million in 2007 (2006 – $48 million). The costs of acquired program rights are amortized to operating, general and administrative expenses over the expected performances of the related programs and amounted to $46 million in 2007 (2006 – $27 million). Cost of sales includes $915 million (2006 – $908 million) of inventory costs.

79    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	PROPERTY, PLANT AND EQUIPMENT:

Details of PP&E are as follows:

			2007			2006
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Land and buildings	$662	$133	$529	$561	$102	$459
Towers, head ends and transmitters	998	566	432	898	451	447
Distribution cable and subscriber drops	4,562	2,542	2,020	4,288	2,303	1,985
Network equipment	4,749	2,393	2,356	4,420	2,233	2,187
Wireless network radio base station equipment	1,250	770	480	1,619	1,210	409
Computer equipment and software	2,068	1,518	550	1,789	1,319	470
Customer equipment	1,068	614	454	922	513	409
Leasehold improvements	316	175	141	293	169	124
Other	754	427	327	614	372	242
	$16,427	$9,138	$7,289	$15,404	$8,672	$6,732

Other primarily includes miscellaneous equipment and vehicles. Depreciation expense for 2007 amounted to $1,303 million (2006 – $1,172 million).	PP&E not yet in service and therefore not depreciated at December 31, 2007, amounted to $614 million (2006 – $403 million).

11.	GOODWILL AND INTANGIBLE ASSETS:

(A) GOODWILL: A summary of the changes to goodwill is as follows:

	2007	2006
Opening balance	$2,779	$3,036
Acquisition of Citytv (note 4(a)(ii))	264	–
Adjustments to Call-Net purchase price allocation (note 4(b))	–	(47)
Adjustments to other purchase price allocations	(7)	(6)
Other acquisitions (note 4(a)(iii) and (b))	1	5
Reduction in valuation allowance for acquired future income tax assets (note 7)	(10)	(209)
	$3,027	$2,779

(B) INTANGIBLE ASSETS: Details of intangible assets are as follows:

			2007			2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Spectrum licences	$921	$–	$921	$901	$–	$901
Brand names	437	116	321	411	80	331
Subscriber bases	1,046	790	256	1,045	609	436
Baseball player contracts	120	120	–	120	118	2
Roaming agreements	523	138	385	523	94	429
Dealer networks	41	32	9	41	22	19
Wholesale agreements	13	13	–	13	9	4
Marketing agreement	52	5	47	–	–	–
Broadcast licences	147	–	147	30	–	30
	$3,300	$1,214	$2,086	$3,084	$932	$2,152

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amortization of brand names, subscriber bases, baseball player contracts, roaming agreements, dealer networks, wholesale agreements and marketing agreement amounted to $282 million for the year ended December 31, 2007 (2006 – $387 million).

During 2007, the Company entered into a marketing agreement with the former controlling shareholder of Futureway (note 4(a(i)). The marketing agreement had a fair value of $52 million on acquisition.

During 2007, brand names increased by $26 million resulting from the acquisition of Citytv (note 4(a)(ii)).

During 2007, broadcast licences increased by $117 million and subscriber bases by $1 million as a result of acquisitions.

During 2007, the Company contributed its 2.3 GHz and 3.5 GHz spectrum licences with a carrying value of $11 million to its 50% owned joint venture (note 5). The Company also recorded an increase in spectrum licenses of $25 million as a result of contributions by the other venturer, related to the Company’s proportionate share of the contribution. Accordingly, the carrying value of spectrum licences has been increased by approximately $20 million.

During 2006, the Company contributed its 2.5 GHz spectrum licence with a carrying value of $55 million to its 50% owned joint venture. Accordingly, the carrying value of spectrum licences was reduced by approximately $28 million.

During 2006, the valuation of intangible assets acquired as part of the Call-Net acquisition was finalized (note 4(b)). This resulted in a $24 million increase in subscriber bases acquired. The offset to this adjustment was recorded as a reduction to goodwill.

During 2006, the Company reduced the value ascribed to subscriber bases by $91 million as it reduced the valuation allowance related to future income taxes arising on acquisition (note 7).

During 2006, broadcast licences increased by $7 million as a result of acquisition and purchase price adjustments in Media.

12.	INVESTMENTS:

			2007		2006
				Quoted
			Carrying	market	Carrying
	Number	Description	value	value	value

Investments accounted for by the equity method			$12		$7
Publicly traded companies, at quoted market value in 2007:
Cogeco Cable Inc.	6,595,675	Subordinate Voting Common shares	315	$214	69
Cogeco Inc.	3,399,800	Subordinate Voting Common shares	134	100	44
Other publicly traded companies			16	15	4
			465	$329	117
Private companies			8		15
			$485		$139

Refer to note 2(h) for the change in accounting policy related to investments in publicly traded companies.

13.	DEFERRED CHARGES:

	2007	2006
CRTC commitments	$72	$23
Deferred installation costs (note 2(b)(iv))	18	17
Financing and transaction costs	4	59
Pre-operating costs	3	8
Deferred commissions and other	14	11
	$111	$118

Amortization of deferred charges for 2007 amounted to $20 million (2006 – $25 million). Accumulated amortization as at December 31, 2007, amounted to $77 million (2006 – $121 million).	Effective January 1, 2007, the Company records all transaction costs related to financial assets and liabilities in the consolidated statements of income as incurred. As a result, the carrying value

81    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of transaction costs of $39 million at December 31, 2006, net of income taxes of $20 million, was charged to opening deficit on January 1, 2007 (note 2(h)(i)).

The Company has committed to the CRTC to spend an aggregate of $137 million in operating funds to provide certain benefits to the Canadian broadcasting system. During 2007, the CRTC commitment increased by $63 million due to the acquisition of five Citytv stations across Canada ($61 million over seven years) and five radio stations in Northern Alberta ($2 million over seven years). In prior years, the Company agreed to pay $50 million in public benefits over seven years relating to the CRTC grant of a new television licence in Toronto and $6 million relating to the purchase of 13 radio stations. The remainder of the commitments relate to a CRTC decision permitting the purchase of Rogers Sportsnet Inc. The liability for this committed expenditure is recorded upon granting of the licence with a corresponding asset. The liability is reduced as the qualifying expenditures are made. The amount of these liabilities, included in accounts payable and accrued liabilities and other long-term liabilities, is $87 million at December 31, 2007 (2006 – $32 million). Deferred charges related to these commitments are being amortized over periods ranging from six to seven years.

14.	OTHER LONG-TERM ASSETS:

	2007	2006
Acquired program rights	$41	$26
Deferred pension asset (note 18)	39	34
Indefeasible right of use agreement	30	16
Deferred compensation	29	16
Cash surrender value of life insurance	16	14
Long-term debt prepayment option (note 2(h)(i)(C))	13	–
Long-term receivables	12	10
Long-term deposits	2	32
Other	2	4
	$184	$152

15.	LONG-TERM DEBT:

	Due	Principal	Interest
	date	amount	rate	2007	2006
Corporate:
Bank credit facility			Floating	$1,240	$–
Formerly Rogers Wireless Inc.:
Floating Rate Senior Notes	2010	$ U.S. 550	Floating	–	641
Senior Notes	2011	U.S. 490	9.625%	484	571
Senior Notes	2011	460	7.625%	460	460
Senior Notes	2012	U.S. 470	7.25%	464	548
Senior Notes	2014	U.S. 750	6.375%	741	874
Senior Notes	2015	U.S. 550	7.50%	543	641
Senior Debentures	2016	U.S. 155	9.75%	–	181
Senior Subordinated Notes	2012	U.S. 400	8.00%	395	466
Fair value increment arising from purchase accounting				17	36
Formerly Rogers Cable Inc.:
Senior Notes	2007	450	7.60%	–	450
Senior Notes	2011	175	7.25%	175	175
Senior Notes	2012	U.S. 350	7.875%	346	408
Senior Notes	2013	U.S. 350	6.25%	346	408
Senior Notes	2014	U.S. 350	5.50%	346	408
Senior Notes	2015	U.S. 280	6.75%	277	326
Senior Debentures	2032	U.S. 200	8.75%	198	233
Media:
Bank credit facility			Floating	–	160
Capital leases and other			Various	1	2
				6,033	6,988
Less current portion				1	451
				$6,032	$6,537

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Further details of long-term debt are as follows:

(A)   REORGANIZATION OF LONG-TERM DEBT:
On June 29, 2007, the $1 billion Cable bank credit facility, the $700 million Wireless bank credit facility and the $600 million Media bank credit facility were cancelled and the Company entered into a new unsecured $2.4 billion bank credit facility, the initial proceeds of which were used to repay and cancel each of the Cable, Wireless and Media bank credit facilities.

On July 1, 2007, the Company completed an intracompany amalgamation of RCI and certain of its wholly owned subsidiaries, including Rogers Cable Inc. and Rogers Wireless Inc. The amalgamated entity continues as Rogers Communications Inc. and Rogers Cable Inc. and Rogers Wireless Inc. are no longer separate corporate entities and have ceased to be reporting issuers. This intracompany amalgamation does not impact the consolidated results previously reported by the Company. In addition, the operating subsidiaries of Rogers Cable Inc. and Rogers Wireless Inc. were not part of and were not impacted by the amalgamation.

As a result of the amalgamation, on July 1, 2007, Rogers Communications Inc. assumed all of the rights and obligations under all of the outstanding Rogers Cable Inc. and Rogers Wireless Inc. public debt indentures and cross-currency interest rate exchange agreements. As part of the amalgamation process, on June 29, 2007, Rogers Cable Inc. and Rogers Wireless Inc. released all security provided by bonds issued under the Rogers Cable Inc. deed of trust and the Rogers Wireless Inc. deed of trust for all of the then outstanding Rogers Cable Inc. and Rogers Wireless Inc. senior public debt and cross-currency interest rate exchange agreements. As a result, none of the senior public debt or cross-currency interest rate exchange agreements remain secured by such bonds effective as of June 29, 2007.

As a result of these actions, the outstanding public debt and cross-currency interest rate exchange agreements and the new $2.4 billion bank credit facility are unsecured obligations of Rogers Communications Inc. The Rogers Communications Inc. public debt originally issued by Rogers Cable Inc. has Rogers Cable Communications Inc. (“RCCI”), a wholly owned subsidiary, as a co-obligor and Rogers Wireless Partnership (“RWP”), a wholly owned subsidiary, as an unsecured guarantor while the Rogers Communications Inc. public debt originally issued by Rogers Wireless Inc. has RWP as a co-obligor and RCCI as an unsecured guarantor. Similarly, RCCI and RWP have provided unsecured guarantees for the new bank credit facility and the cross currency interest rate exchange agreements. Accordingly, Rogers Communications Inc.’s bank debt, senior public debt and cross-currency interest rate exchange agreements now rank pari passu on an unsecured basis. The Company’s subordinated public debt remains subordinated to its senior debt.

(B)   BANK CREDIT FACILITY:
(i)    Corporate bank credit facility:

The RCI credit facility provides the Company with up to $2.4 billion from a consortium of Canadian financial institutions. The bank credit facility is available on a fully revolving basis until maturity on July 2, 2013, and there are no scheduled reductions prior to maturity. The interest rate charged on the bank credit facility ranges from nil to 0.50% per annum over the bank prime rate or base rate or 0.475% to 1.75% over the bankers’ acceptance rate or the London Inter-Bank Offered Rate (“LIBOR”). The Company’s bank credit facility is unsecured and ranks pari passu with the Company’s senior public debt and cross-currency interest rate exchange agreements. The bank credit facility requires that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.

(ii)   Cancelled Wireless bank credit facility:

Prior to its repayment and cancellation on June 29, 2007, Wireless’ bank credit facility provided Wireless with up to $700 million from a consortium of Canadian financial institutions. There were no amounts outstanding under Wireless’ bank credit facility at December 31, 2006. Interest rates under the bank credit facility ranged from the bank prime rate or base rate to the bank prime rate or base rate plus 1.75% per annum, the bankers’ acceptance rate plus 1% to 2.75% per annum and LIBOR plus 1% to 2.75% per annum.

(iii)  Cancelled Cable bank credit facility:

Prior to its repayment and cancellation on June 29, 2007, Cable’s bank credit facility provided Cable with up to $1 billion of available credit, comprised of a $600 million Tranche A credit facility and a $400 million Tranche B credit facility, both of which were available on a fully revolving basis until maturity on July 2, 2010, and there were no scheduled reductions prior to maturity. There were no amounts outstanding under Cable’s bank credit facility at December 31, 2006.

The interest rate charged on the Cable bank credit facility ranged from nil to 2.0% per annum over the bank prime rate or base rate or 0.625% to 3.25% per annum over the bankers’ acceptance rate or LIBOR.

(iv)  Cancelled Media bank credit facility:

Prior to its repayment and cancellation on June 29, 2007, Media’s 2006 bank credit facility provided Media with up to $600 million from a consortium of Canadian financial institutions. There was $160 million outstanding under Media’s bank credit facility at December 31, 2006. Borrowings under this facility were available to Media for general corporate purposes on a fully revolving basis until the facility was cancelled on June 29, 2007. The interest rates charged on this credit facility ranged from the bank prime rate or U.S. base rate plus nil to 2.0% per annum and the bankers’ acceptance rate or LIBOR plus 1.0% to 3.0% per annum.

83    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(C)   SENIOR NOTES AND DEBENTURES AND SENIOR SUBORDINATED NOTES:
Interest is paid semi-annually on all of the Company’s notes and debentures, with the exception of the Floating Rate Senior Notes, for which interest was paid on a quarterly basis.

Each of the Company’s Senior Notes and Debentures and Senior Subordinated Notes is redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. The following two note issues have specific prepayment premiums:

(i)     The Company’s U.S. $550 million of Floating Rate Senior Notes were redeemable in whole or in part, at the Company’s option, at any time on or after December 15, 2006, at 102.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2008, plus, in each case, interest accrued to the redemption date. The Company paid interest on the Floating Rate Notes at LIBOR plus 3.125%, reset quarterly. These notes were redeemed by the Company on May 3, 2007.

(ii)   The Company’s U.S. $400 million Senior Subordinated Notes are redeemable in whole or in part, at the Company’s option, at any time up to December 15, 2008, subject to a certain prepayment premium and at any time on or after December 15, 2008, at 104.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2010. At December 31, 2007, the fair value of this prepayment option is $13 million (note 2(h)(i)(C)).

(D)   FAIR VALUE INCREMENT ARISING FROM PURCHASE ACCOUNTING:
The fair value increment on long-term debt is a purchase accounting adjustment required by GAAP as a result of the acquisition of the minority interest of Wireless during 2004. Under GAAP, the purchase method of accounting requires that the assets and liabilities of an acquired enterprise be revalued to fair value when allocating the purchase price of the acquisition. The fair value increment is amortized over the remaining term of the related debt and recorded as part of interest expense. The fair value increment, applied against the specific debt instruments to which it relates, results in the following carrying values at December 31, 2007 and 2006 of the debt in the Company’s consolidated accounts:

		2007	2006
Floating Rate Senior Notes, due 2010	Floating	$–	$643
Senior Notes, due 2011	9.625%	507	600
Senior Notes, due 2011	7.625%	461	461
Senior Notes, due 2012	7.25%	466	551
Senior Notes, due 2014	6.375%	728	859
Senior Notes, due 2015	7.50%	545	644
Senior Debentures, due 2016	9.75%	–	192
Senior Subordinated Notes, due 2012	8.00%	397	468
Total		$3,104	$4,418

(E)    DEBT REPAYMENTS:
(i)    On February 6, 2007, the Company repaid at maturity, the aggregate principal amount outstanding of Cable’s $450 million 7.60% Senior Notes.

On May 3, 2007, the Company redeemed the aggregate principal amount outstanding of Wireless’ U.S. $550 million ($609 million) Floating Rate Senior Notes due 2010 at a redemption premium of 2%, or $12 million.

On June 21, 2007, the Company redeemed the aggregate principal amount outstanding of Wireless’ U.S. $155 million ($166 million) 9.75% Senior Debentures due 2016 at a redemption premium of 28.416%, or $47 million.

The Company incurred a net loss on repayment of long-term debt in 2007 aggregating $47 million, including aggregate redemption premiums of $59 million offset by a write down of a previously recorded fair value increment of $12 million. In addition, in conjunction with these redemptions, the Company made aggregate net payments on settlement of cross-currency interest rate exchange agreements and forward contracts of $35 million (note 16(a)).

(ii)    During 2006, the Company redeemed or repaid an aggregate $261 million principal amount of Senior Notes and Senior Secured Notes as well as a mortgage and capital leases in the aggregate principal amount of $25 million. A prepayment premium of $1 million was also incurred as part of these repayments.

(F)   WEIGHTED AVERAGE INTEREST RATE:
The Company’s effective weighted average interest rate on all long-term debt, as at December 31, 2007, including the effect of all of the derivative instruments, was 7.53% (2006 – 7.98%).

(G)  PRINCIPAL REPAYMENTS:
As at December 31, 2007, principal repayments due within each of the next five years and thereafter on all long-term debt are as follows:

2008	$1
2009	–
2010	–
2011	1,119
2012	1,206
Thereafter	3,690

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(H)   FOREIGN EXCHANGE:
Foreign exchange gains related to the translation of long-term debt recorded in the consolidated statements of income totalled $46 million (2006 – less than $1 million).

(I)     TERMS AND CONDITIONS:
The provisions of the Company’s $2.4 billion bank credit facility described above impose certain restrictions on the operations and activities of the Company, the most significant of which are debt maintenance tests.

In addition, certain of the Company’s Senior Notes and Debentures described above (including the Company’s 9.625% Senior Notes due 2011, 7.875% Senior Notes due 2012, 6.25% Senior Notes due 2013 and 8.75% Senior Debentures due 2032) contain debt incurrence tests as well as restrictions upon additional investments, sales of assets and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment grade ratings by at least two of three specified credit rating agencies. As at December 31, 2007, all of these public debt securities were assigned an investment grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended for so long as such investment grade ratings are maintained. The Company’s other Senior Notes and its Senior Subordinated Notes do not contain any such restrictions, regardless of the credit ratings for such securities.

In addition to the foregoing, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company.

At December 31, 2007 and 2006, the Company was in compliance with all of the terms and conditions of its long-term debt agreements.

16.	FINANCIAL INSTRUMENTS:

(A) DERIVATIVE INSTRUMENTS: Details of the derivative instruments liability are as follows:

Estimated
2007	fair value
Foreign exchange component	$1,719
Interest rate component	85
1,804
Less current portion	195
$1,609

				Estimated
				fair value,
				being
	U.S. $	Exchange	Cdn. $	carrying
2007	notional	rate	notional	amount
Cross-currency interest rate exchange agreements accounted for as cash flow hedges	$4,190	1.3313	$5,578	$1,798
Cross-currency interest rate exchange agreements not accounted for as hedges	10	1.5370	15	6
	$4,200		$5,593	1,804
Less current portion				195
				$1,609

85    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2006	notional	rate	notional	value	fair value
Cross-currency interest rate exchange agreements accounted for as cash flow hedges	$4,190	1.3313	$5,578	$710	$1,282
Cross-currency interest rate exchange agreements not accounted for as hedges	285	1.1993	342	12	12
	4,475		5,920	722	1,294
Transitional gain	–		–	54	–
	4,475		5,920	776	1,294
Less current portion	275	1.1870	326	7	7
	$4,200		$5,594	$769	$1,287

A transition adjustment arising on the change from marked-to-market accounting to hedge accounting was calculated as at July 1, 2004, resulting in a deferred transitional gain of $80 million. Upon adoption of the new financial instruments accounting standards on January 1, 2007, the unamortized transitional gain of $54 million was eliminated, the impact of which was a decrease in opening deficit of $37 million, net of income taxes of $17 million (note 2(h)(i)). Amortization of the net transitional gain for the year ended December 31, 2006, was $9 million.

In conjunction with the May 3, 2007, redemption of Wireless’ U.S. $550 million Floating Rate Senior Notes due 2010 and the June 21, 2007, redemption of Wireless’ U.S. $155 million 9.75% Senior Debentures due 2016, the Company incurred a net cash outlay of $35 million on settlement of cross-currency interest rate exchange agreements and forward contracts.

During 2006, cross-currency interest rate exchange agreements of U.S. $327 million aggregate notional amount matured. Wireless incurred a net cash outlay of $20 million upon settlement of these cross-currency interest rate exchange agreements. An interest rate exchange agreement of $30 million notional amount held by Cable also matured.

All of the Company’s cross-currency interest rate exchange agreements are unsecured obligations of RCI. In addition, RCCI and RWP have provided unsecured guarantees for all of the Company’s cross-currency interest rate exchange agreements (note 15(a)).

(B)   FAIR VALUES:
The Company has determined the fair values of its financial instruments as follows:

(i)    The carrying amounts in the consolidated balance sheets of accounts receivable, bank advances arising from outstanding cheques and accounts payable and accrued liabilities approximate fair values because of the short-term nature of these financial instruments.

(ii)   Investments:

The fair values of investments that are publicly traded are determined by the quoted market values for each of the investments (note 12). Management believes that the fair values of other investments are not significantly different from their carrying amounts.

(iii)  Long-term receivables:

The fair values of long-term receivables approximate their carrying amounts since the interest rates approximate current market rates.

(iv)  Long-term debt and derivative instruments:

The fair values of each of the Company’s public debt instruments are based on the year-end trading values.

The fair value of the bank credit facility approximates its carrying value since the interest rates approximate current market rates.

The fair values of the Company’s interest exchange agreements, cross-currency interest rate exchange agreements and other derivative instruments are based on values quoted by the counterparties to the agreements.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair values of the Company’s long-term debt and related derivative instruments as at December 31, 2007 and 2006 are as follows:

		2007			2006
	Carrying	Estimated	Carrying		Estimated
	amount	fair value	amount		fair value
Liability:
Long-term debt	$6,033	$6,357	$6,988		$7,397
Derivative instruments	1,804	1,804	722	(1)	1,294
	$7,837	$8,161	$7,710		$8,691
(1) 2006 balance excludes deferred transitional gain of $54 million.

At December 31, 2007, 100% of U.S. dollar-denominated debt (2006 – 85.6%) was protected from fluctuations in the foreign exchange between the U.S. and Canadian dollars by derivative instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Credit risk of cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA. The Company does not require collateral or other security to support the credit risk associated with cross-currency interest rate exchange agreements due to the Company’s assessment of the creditworthiness of the counterparties. The obligations under U.S. $4,200 million (2006 – U.S. $4,475 million) aggregate notional amount of the cross-currency interest rate exchange agreements are unsecured and generally rank equally with the Company’s senior indebtedness.

(v)   Other long-term liabilities:

The carrying amounts of other long-term liabilities approximate fair values as the interest rates approximate current rates.

(C)  OTHER DISCLOSURES:
The Company does not have any significant concentrations of credit risk related to any financial asset.

17.	OTHER LONG-TERM LIABILITIES:

	2007	2006
CRTC commitments (note 13)	$66	$21
Deferred compensation	36	54
Program rights liability	26	19
Share appreciation rights	22	–
Deferred gain on contribution of spectrum licences, net of amortization of $2 million (note 5)	22	–
Restricted share units	16	13
Supplemental executive retirement plan	15	13
Other	11	9
	$214	$129

87    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	PENSIONS:

The Company maintains both contributory and non-contributory defined benefit pension plans that cover most of its employees. The plans provide pensions based on years of service, years of contributions and earnings. The Company does not provide any non-pension postretirement benefits.

Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based upon career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2007, for all of the plans. The next actuarial valuation for funding purposes must be of a date no later than January 1, 2008, for certain of the plans and January 1, 2010, for one of the plans.

The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits measured at September 30 for the year ended December 31 are as follows:

	2007	2006
Plan assets, at fair value	$606	$545
Accrued benefit obligations	689	612
Deficiency of plan assets over accrued benefit obligations	(83)	(67)
Employer contributions after measurement date	7	4
Unrecognized transitional asset	(18)	(28)
Unamortized past service costs	11	3
Unamortized net actuarial loss	122	122
Deferred pension asset	$39	$34

Pension fund assets consist primarily of fixed income and equity securities, valued at fair value. The following information is	provided on pension fund assets measured at September 30 for the year ended December 31:

	2007	2006
Plan assets, beginning of year	$545	$484
Actual return on plan assets	39	40
Contributions by employees	18	15
Contributions by employer	28	28
Benefits paid	(24)	(22)
Plan assets, end of year	$606	$545

Accrued benefit obligations are outlined below measured at September 30 for the year ended December 31:

	2007	2006
Accrued benefit obligations, beginning of year	$612	$575
Service cost	29	24
Interest cost	34	32
Benefits paid	(24)	(22)
Contributions by employees	18	15
Actuarial loss (gain)	10	(12)
Plan amendments	10	–
Accrued benefit obligations, end of year	$689	$612

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net pension expense is outlined below:

	2007	2006
Plan cost:
Service cost	$29	$24
Interest cost	34	32
Actual return on plan assets	(39)	(40)
Actuarial loss (gain) on benefit obligations	10	(12)
Plan amendments	10	–
Costs	44	4
Differences between costs arising during the year and costs recognized during the year in respect of:
Return on plan assets	2	7
Actuarial loss (gain)	(4)	22
Plan amendments/prior service cost	(8)	1
Amortization of transitional asset	(10)	(10)
Net pension expense	$24	$24

The Company also provides supplemental unfunded pension benefits to certain executives. The accrued benefit obligation relating to these supplemental plans amounted to approximately $24 million at
December 31, 2007 (2006 – $19 million), and the related expense for 2007 was $2 million (2006 – $4 million). The accrued pension liability at December 31, 2007, is $15 million (2006 – $13 million) (note 17).

(A)	ACTUARIAL ASSUMPTIONS:

	2007	2006
Weighted average discount rate used to determine accrued benefit obligations	5.65%	5.25%
Weighted average discount rate used to determine pension expense	5.25%	5.25%
Weighted average rate of compensation increase used to determine accrued benefit obligations	3.25%	3.50%
Weighted average rate of compensation increase used to determine pension expense	3.50%	3.50%
Weighted average expected long-term rate of return on plan assets	6.75%	6.75%

Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of the plan assets. The Company establishes its estimate of the expected rate of return on plan assets based on the fund’s target asset allocation and estimated rate of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities which take into account bond yields.

An equity risk premium is then applied to estimate equity returns. Differences between expected and actual return are included in actuarial gains and losses.

The estimated average remaining service periods for the plans range from 9 to 13 years. The Company did not have any curtailment gains or losses in 2007 or 2006.

(B)	ALLOCATION OF PLAN ASSETS:

	Percentage of plan assets at	Percentage of plan assets at	Target asset allocation
Asset category	measurement date, 2007	measurement date, 2006	percentage
Equity securities	59.7%	59.7%	50% to 65%
Debt securities	40.0%	40.0%	35% to 50%
Other (cash)	0.3%	0.3%	0% to 1%
	100.0%	100.0%

Plan assets are comprised primarily of pooled funds that invest in common stocks and bonds. The pooled Canadian equity fund has investments in the Company’s equity securities comprising approximately 1% of the pooled fund. This results in approximately $1 million (2006 – $1 million) of the plans’ assets being indirectly invested in the Company’s equity securities.

The Company makes contributions to the plans to secure the benefits of plan members and invests in permitted investments using the target ranges established by the Pension Committee of the Company. The Pension Committee reviews actuarial assumptions on an annual basis.

89    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(C) ACTUAL CONTRIBUTIONS TO THE PLANS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 ARE AS FOLLOWS:

	Employer	Employee	Total
2007	$29	$18	$47
2006	28	15	43

Expected contributions by the Company in 2008 are estimated to be $35 million. Employee contributions for 2008 are assumed to be at levels similar to 2007 on the assumption staffing levels in the Company will remain the same on a year-over-year basis. (D) EXPECTED CASH FLOWS: Expected benefit payments for funded and unfunded plans for fiscal year ending:	2008	$31
	2009	31
	2010	32
	2011	32
	2012	33
		159
	Next five years	175
		$334

Certain subsidiaries have defined contribution plans with total pension expense of $2 million in 2007 (2006 – $2 million).

19.	SHAREHOLDERS’ EQUITY:

(A)   CAPITAL STOCK:
(i)    Preferred shares:

Rights and conditions:
There are 400 million authorized Preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors prior to the issue of such series. The Preferred shares have no rights to vote at any general meeting of the Company. No Preferred shares have been issued.

(ii)   Common shares:

Rights and conditions:
On October 30, 2006, subject to shareholder approval, the Board of Directors approved a resolution effecting a two-for-one split of the Company’s Class A Voting and Class B Non-Voting shares where shareholders of record as of the close of business on December 29, 2006, would receive one additional share of the relevant class for each share held upon distribution. The Board also approved resolutions, again subject to shareholder approval, increasing the maximum number of Class A Voting shares authorized to be issued by 56,233,894 and requiring that all of the authorized and issued and fully paid Class B Non-Voting shares with a par value, prior to the split, of $1.62478 each be changed into shares without par value. These resolutions were approved at a shareholder meeting held on December 15, 2006.

All prior period common stock and applicable share and per share amounts have been retroactively adjusted to reflect the split.

Reflecting the approval of these resolutions, there are 112,474,388 authorized Class A Voting shares without par value. Each Class A Voting share is entitled to 50 votes per share. The Class A Voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.

There are 1.4 billion authorized Class B Non-Voting shares.

The Articles of Continuance of the Company under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Voting and Class B Non-Voting shares in order to ensure that the Company remains qualified to hold or obtain licences required to carry on certain of its business undertakings in Canada.

The Company is authorized to refuse to register transfers of any shares of the Company to any person who is not a Canadian in order to ensure that the Company remains qualified to hold the licences referred to above.

(B)   DIVIDENDS:
During 2006 and 2007, the Company declared and paid the following dividends on each of its outstanding Class A Voting and Class B Non-Voting shares:

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Dividend
Date declared	Date paid	per share
April 25, 2006	July 4, 2006	$0.0375
October 30, 2006	January 2, 2007	0.0400
		$0.0775
February 15, 2007	April 2, 2007	$0.0400
May 28, 2007	July 3, 2007	0.1250
July 31, 2007	October 1, 2007	0.1250
November 1, 2007	January 2, 2008	0.1250
		$0.4150

On January 7, 2008, the Board approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share to be paid quarterly on each outstanding Class A Voting and Class B Non-Voting share. Consequently, the Class A Voting shares may receive a dividend at a quarterly rate of up to $0.25 per share only after the Class B Non-Voting shares have been paid a dividend at a quarterly rate of $0.25 per share. The Class A Voting and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.25 per share for each class.

20.	STOCK-BASED COMPENSATION:

Stock options, share units and share purchase plans:

As a result of the Company’s two-for-one stock split (note 19(a (ii)), the numbers of options, restricted share units and deferred share units outstanding were adjusted, in accordance with existing provisions of the plans for these awards, such that the holders of these awards would be in the same economic position before and after effecting the stock split. Consequently, these adjustments did not result in a new measurement date for these awards.

All prior period numbers of options, restricted share units and deferred share units as well as exercise prices and fair values per individual award have been retroactively adjusted to reflect the two-for-one stock split.

A summary of stock-based compensation expense is as follows:

	2007	2006
Stock-based compensation:
Stock options (a)	$34	$32
Restricted share units (b)	21	12
Deferred share units (c)	7	5
	$62	$49

These amounts are exclusive of the $452 million charge related to the amendment of the stock option plans on May 28, 2007, as described below:

(A)   STOCK OPTIONS:
(i)    Amendments to stock option plans:

On May 28, 2007, the Company’s 1994 Stock Option Plan (“1994 Plan”), 1996 Stock Option Plan (“1996 Plan”) and 2000 Stock Option Plan (“2000 Plan”) were amended to allow for cash settled SARs to be attached to all new and previously granted options. The SAR feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares.

As a result, effective May 28, 2007, all outstanding stock options are classified as liabilities and are carried at their intrinsic value as adjusted for vesting. The intrinsic value is marked-to-market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter. Prior to May 28, 2007, all stock options were classified as equity and were measured at the estimated fair value established by the Black-Scholes or binomial models on the date of grant. Under this method, the estimated fair value was amortized to expense over the period in which the related services were rendered, which is usually the vesting period or, as applicable, over the period to the date an employee was eligible to retire, whichever was shorter. The impact of the amendment to the stock option plans at May 28, 2007, was an increase in liabilities of $502 million, a decrease in contributed surplus of $50 million and a one-time non-cash charge of $452 million. In addition, a future income tax recovery of $160 million was recorded on May 28, 2007, as a result of the amendment.

91    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effective March 1, 2006, the Company amended certain provisions of its stock option plans, which resulted in a new measurement date for purposes of determining compensation cost. The amendment provides that on the death or retirement of an option holder, or the resignation of a director, options would continue to be exercisable until the original expiry date in accordance with their original terms and the vesting would not be accelerated. The amendment resulted in additional compensation cost of $7 million, of which $1 million was recorded as stock-based compensation expense in 2007 (2006 – $4 million).

(ii)   Stock option plans:

Options to purchase Class B Non-Voting shares of the Company on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by the Board of Directors or by the Company’s Management Compensation Committee. There are 30 million options authorized under the 2000 Plan, 25 million options authorized under the 1996 Plan, and 9.5 million options authorized under the 1994 Plan. The term of each option is 7 to 10 years and the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Non-Voting shares determined as the five-day average before the grant date as quoted on The Toronto Stock Exchange.

Effective July 1, 2006, non-executive directors no longer receive stock options.

At December 31, 2007, a summary of the stock option plans is as follows:

		2007		2006
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Outstanding, beginning of year	19,694,860	$11.17	26,478,848	$9.62
Granted	1,886,088	39.19	2,043,900	22.71
Exercised	(5,847,046)	7.17	(7,826,982)	8.80
Forfeited	(147,836)	20.16	(1,000,906)	12.22
Outstanding, end of year	15,586,066	$15.96	19,694,860	$11.17
Exercisable, end of year	11,409,666	$11.41	14,160,866	$9.65

At December 31, 2007, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

		Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price
$ 1.36 – $ 6.99	2,087,886	1.9	$5.82	2,087,886	$5.82
$ 7.00 – $ 9.99	1,743,670	5.1	8.44	1,743,670	8.44
$10.00 – $10.99	2,598,025	5.8	10.43	2,258,025	10.43
$11.00 – $11.99	1,715,831	3.7	11.85	1,715,831	11.85
$12.00 – $16.99	2,031,094	3.6	13.92	1,606,911	13.41
$17.00 – $18.99	1,498,028	2.3	17.63	1,484,316	17.63
$19.00 – $37.99	2,066,239	5.2	22.90	513,027	22.72
$38.00 – $47.99	1,845,293	6.2	39.22	–	–
	15,586,066	3.6	$15.96	11,409,666	$11.41

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average estimated fair value at the date of grant for options granted from January 1, 2007, to May 28, 2007, was $13.62 per share (2006 – $8.89).

Unrecognized stock-based compensation expense at December 31, 2007 related to stock-option plans was $20 million, and will be recorded in the consolidated statements of income over the next four years.

(iii)  Performance options:

During the year ended December 31, 2007, the Company granted 1,036,200 (2006 – 1,398,800) performance-based options to certain key executives. These options are governed by the terms of the 2000 Plan. These options vest on a straight-line basis over four years provided that certain targeted stock prices are met on or after the anniversary date.

As a result of the May 28, 2007, SAR amendment, all outstanding options, including the performance options, are classified as liabilities and are carried at their intrinsic value as adjusted for vesting.

(iv)  Assumptions:

The fair values of options granted or amended prior to May 28, 2007, and during 2006 were based on the following assumptions:

	Prior to May 28, 2007	2006
Risk-free interest rate	3.92% – 4.00%	3.94% – 4.47%
Dividend yield	0.42% – 0.43%	0.27% – 0.48%
Volatility factor of the future expected market prices of Class B Non-Voting shares	34.47% – 36.55%	35.46% – 42.30%
Weighted average expected life of the options	4.7 – 6.0 years	4.8 – 5.6 years

(B)   RESTRICTED SHARE UNIT PLAN:
The restricted share unit plan enables employees, officers and directors of the Company to participate in the growth and development of the Company. Under the terms of the plan, restricted share units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, the Company, at its option, shall redeem all of the participants’ restricted share units in cash or by issuing one Class B Non-Voting share for each restricted share unit. The Company has reserved 4,000,000 Class B Non-Voting shares for issuance under this plan.

During the year ended December 31, 2007, the Company granted 266,720 restricted share units (2006 – 506,964). At December 31, 2007, 1,167,564 (2006 – 1,037,668) restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date. Stock-based compensation expense for the year ended December 31, 2007, related to these restricted share units was $21 million (2006 – $12 million). Unrecognized stock-based compensation expense as at December 31, 2007, related to these restricted share units was $19 million (2006 – $20 million), and will be recorded in the consolidated statements of income over the next three years.

(C)   DEFERRED SHARE UNIT PLAN:
The deferred share unit plan enables directors and certain key executives of the Company to elect to receive certain types of remuneration in deferred share units, which are classified as a liability on the consolidated balance sheets (2007 – $24 million; 2006 – $9 million). During the year ended December 31, 2007, the Company granted 281,079 deferred share units (2006 – 73,353). At December 31, 2007, 544,370 (2006 – 263,291) deferred share units were outstanding. Stock-based compensation expense for the year ended December 31, 2007 related to these deferred share units was $7 million (2006 – $5 million). There is no unrecognized compensation related to deferred share units, since these awards vest immediately when granted.

(D)   EMPLOYEE SHARE ACCUMULATION PLAN:
The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions. The designated administrator of the plan then purchases, on a monthly basis, Class B Non-Voting shares of the Company on the open market on behalf of the employee. At the end of each month, the Company makes a contribution of 25% to 50% of the employee’s contribution in the month, which is recorded as compensation expense. The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee, as outlined above.

Compensation expense related to the employee share accumulation plan amounted to $9 million for the year ended December 31, 2007 (2006 – $4 million).

93    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.	CONSOLIDATED STATEMENTS OF CASH FLOWS AND SUPPLEMENTAL INFORMATION:

(A) CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:

	2007	2006
Increase in accounts receivable	$(122)	$(198)
Increase in other assets	(71)	(21)
Increase (decrease) in accounts payable and accrued liabilities	(115)	231
Increase (decrease) in unearned revenue	(2)	51
	$(310)	$63

(B) SUPPLEMENTAL CASH FLOW INFORMATION:

	2007	2006
Income taxes paid	$1	$5
Interest paid	605	650

22.	RELATED PARTY TRANSACTIONS:

The Company entered into the following related party transactions:

(A)  The Company has entered into certain transactions in the normal course of business with certain broadcasters in which the Company has an equity interest. The amounts paid to these broadcasters are as follows:

	2007	2006
Access fees paid to broadcasters accounted for by the equity method	$18	$19

(B) The Company has entered into certain transactions with companies, the partners or senior officers of which are or were	directors of the Company. Total amounts paid by the Company to these related parties, directly or indirectly, are as follows:

	2007	2006
Legal services and commissions paid on premiums for insurance coverage	$2	$2

(C) The Company entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company. These transactions	are subject to formal agreements approved by the Audit Committee. Total amounts paid to (received from) these related parties are as follows:

	2007	2006
Charges (recoveries) for use of aircraft and other administrative services	$(1)	$1

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

In 2005, with the approval of a Special Committee of the Board of Directors and the Board of Directors, the Company entered into an arrangement to sell to the controlling shareholder of the Company, for $13 million in cash, the shares in two wholly owned subsidiaries whose only asset consists of tax losses aggregating approximately

$10 million. The Special Committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view. Further to this arrangement, on April 7, 2006, a company controlled by the controlling shareholder of the Company purchased the shares in one of these wholly owned subsidiaries for cash of $7 million. On July 24, 2006, the shares of the second wholly owned subsidiary were purchased by a company controlled by the controlling shareholder for cash of $6 million.

23.	COMMITMENTS:

(A)   The Company is committed, under the terms of its licences issued by Industry Canada, to spend 2% of certain wireless revenues earned in each year on research and development activities.

(B)    The Company enters into agreements with suppliers to provide services and products that include minimum spend commitments. The Company has agreements with certain telephone companies that guarantee the long-term supply of network facilities and agreements relating to the operations and maintenance of the network.

(C)   In the ordinary course of business and in addition to the amounts recorded on the consolidated balance sheets and disclosed elsewhere in the notes, the Company has entered into agreements to acquire broadcasting rights to programs and films over the next three years at a total cost of approximately $111 million. In addition, the Company has commitments to pay access fees over the next year totalling approximately $18 million.

(D)   Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC-approved independent production fund. The Company estimates that its total contribution for 2008 will amount to approximately $42 million.

(E)   In addition to the items listed above, the future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers, commitments for player contracts, purchase obligations and other contracts at December 31, 2007, are as follows:

Year ending December 31:
2008	$956
2009	695
2010	681
2011	136
2012	113
2013 and thereafter	174
$2,755

Rent expense for 2007 amounted to $166 million (2006 – $169 million).

95    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	GUARANTEES:

In the normal course of business, the Company has entered into agreements that contain features that meet the definition of a guarantee under GAAP. A description of the major types of such agreements is provided below:

(A)   BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS:
As part of transactions involving business dispositions, sales of assets or other business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.

(B)   SALES OF SERVICES:
As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(C)  PURCHASES AND DEVELOPMENT OF ASSETS:
As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(D)   INDEMNIFICATIONS:
The Company indemnifies its directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers as well as those of its subsidiaries.

The Company is unable to make a reasonable estimate of the maximum potential amount it would be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to these types of indemnifications or guarantees at December 31, 2007 or 2006. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

25.	CONTINGENT LIABILITIES:

(A)  In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada. Since that time, similar proposed class actions have also been commenced in Newfoundland and Labrador, New Brunswick, Nova Scotia, Québec, Ontario, Manitoba, Alberta and British Columbia. The proceeding involves allegations by wireless customers of, among other things, breach of contract, misrepresentation, false advertising and unjust enrichment with respect to the system access fee charged by the Company to some of its customers. The plaintiffs seek unquantified damages from the defendants. The Company believes it has a good defence to the allegations. The plaintiffs applied for an order certifying a national class action in Saskatchewan. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a class action. The Company is applying for leave to appeal this decision to the Saskatchewan Court of Appeal. In February 2008, the Saskatchewan Court granted the Company's application to amend the certification order so as to exclude from the class of plantiffs any customer bound by an arbitration clause with the Company. The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from the Company’s assessment and assumptions, a material adjustment to the Company’s financial position and results of operations could result.

In December 2004, the Company was served with a court order compelling it to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to its system access fee. In July 2007, the Company was advised by the Competition Bureau that the enquiry has been discontinued.

(B)   In April 2004, a proceeding was brought against Fido and others claiming damages totalling $160 million, specific performance, breach of contract, breach of confidence and breach of fiduciary duty. The proceeding is seeking to add Inukshuk Wireless Partnership, the Company’s 50% owned joint venture, as a party to the action. The proceeding is at an early stage. The Company believes it has good defences to the claim and no amounts have been provided in the accounts.

(C)  The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Company’s tax filings are subject to audits, which could materially change the amount of current and future income tax assets and liabilities, and could, in certain circumstances, result in the assessment of interest and penalties.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(D)   The CRTC collects two different types of fees from broadcast licencees. These are known as Part I and Part II fees. In 2003 and 2004, lawsuits were commenced in the Federal Court, alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful. On December 14, 2006, the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees. The Court ruled that licencees were not entitled to a refund of past fees paid. Both the Crown and the applicants have appealed this case to the Federal Court of Appeal. The applicants are seeking an order requiring a refund of past fees paid. The Crown is seeking to reverse the finding that Part II fees are unlawful. On October 15, 2007, the CRTC sent a letter to all broadcast licencees, including the Company, stating that the CRTC will not collect Part II licence fees due on November 30, 2007 and subsequent years unless the Federal Court of Appeal or the Supreme Court of Canada (should the case be appealed to that level) reverses the Federal Court’s decision. The Federal Court of Appeal heard the appeal on December 4 and 5, 2007, but has not yet rendered a decision. The Company believes that it is unlikely that the Federal Court’s decision will be reversed. As a result, an operating expense recovery of $18 million, representing Part II fees accrued to June 30, 2007, and a future income tax charge of $7 million were recorded during the year ended December 31, 2007.

(E)   There exist certain other claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

26.	CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP, as applied in the United States, differs from that applied in Canada.
If United States GAAP were employed, net income for the years ended December 31, 2007 and 2006 would be adjusted as follows:

	2007	2006
Net income for the year based on Canadian GAAP	$637	$622
Gain on sale of cable systems (b)	(4)	(4)
Pre-operating costs capitalized (c)	4	5
Capitalized interest, net of related depreciation (d)	10	14
Financial instruments (f)	210	19
Stock-based compensation (g)	3	(2)
Income taxes (i)	125	128
Installation revenues and costs, net (j)	(4)	1
Other	3	(3)
Net income for the year based on United States GAAP	$984	$780
Net income per share based on United States GAAP:
Basic	$1.54	$1.23
Diluted	1.53	1.22

If United States GAAP were employed, comprehensive income for the year ended December 31, 2007, would be adjusted as follows:

2007
Comprehensive income for the year based on Canadian GAAP	$901
Impact of United States GAAP differences on net income	347
Change in fair value of derivative instruments, net of income taxes of $100 (f)	(126)
Change in funded status of pension plans for unrecognized amounts, net of income taxes of $6 (h)	(15)
Comprehensive income for the year based on United States GAAP	$1,107

97    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under Canadian GAAP, the Company was not required to present comprehensive income for the year ended December 31, 2006.	Under United States GAAP, comprehensive income for the year ended December 31, 2006, is as follows:

2006
Net income based on United States GAAP	$780
Other comprehensive income, net of income taxes:
Unrealized holding gains on investments (e)	71
Minimum pension liability (h)	(3)
Comprehensive income based on United States GAAP	$848

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	2007	2006
Shareholders equity based on Canadian GAAP	$4,624	$4,200
Cumulative impact of differences in business combinations and consolidation accounting (a)	(8)	(8)
Gain on sale of cable systems (b)	109	113
Pre-operating costs capitalized (c)	(3)	(7)
Capitalized interest (d)	68	58
Unrealized holding gains on investments (e)	–	210
Financial instruments (f)	26	(519)
Stock-based compensation (g)	33	–
Pension liability (h)	(123)	(102)
Income taxes (i)	(17)	(97)
Installation revenues and costs, net (j)	2	6
Other	(19)	(17)
Shareholders equity based on United States GAAP	$4,692	$3,837

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(A)   CUMULATIVE IMPACT OF DIFFERENCES IN BUSINESS COMBINATIONS AND CONSOLIDATION ACCOUNTING:
Certain differences between United States and Canadian GAAP arose on the dilution gain from sale of Wireless shares, non-controlling interest accounting during the time period that RCI held less than 100% of the investment in Wireless, the acquisition of outstanding shares in Wireless and the acquisition of Cable Atlantic.

(B)   GAIN ON SALE OF CABLE SYSTEMS:
Under Canadian GAAP, the cash proceeds on the non-monetary exchange of cable assets in prior years were recorded as a reduction in the carrying value of PP&E. Under United States GAAP, a portion of the cash proceeds received was recognized as a $40 million gain in the consolidated statements of income on an after-tax basis. This difference is being amortized over 10 years.

As a result of this transaction, the carrying amount of the above assets is higher and additional depreciation expense is recorded under United States GAAP.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company’s cable television systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under United States GAAP, the Company included the $101 million gain on sale of the cable television systems in income, net of related income taxes.

(C)   PRE-OPERATING COSTS CAPITALIZED:
Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

(D)   CAPITALIZED INTEREST:
Under United States GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets, which require a period of time to prepare for their intended use. Capitalization is not required under Canadian GAAP.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(E)    UNREALIZED HOLDING GAINS AND LOSSES ON INVESTMENTS:
United States GAAP requires that certain investments in equity securities that have readily determinable fair values be stated in the consolidated balance sheets at their fair values. The unrealized holding gains and losses from these investments, which are considered to be available-for-sale investments under United States GAAP, are included in accumulated other comprehensive income within shareholders’ equity, net of related income taxes. Prior to January 1, 2007, under Canadian GAAP, these investments were recorded at cost in the consolidated balance sheets.

Effective January 1, 2007, the Company adopted the new Canadian GAAP accounting standards for financial instruments (note 2(h)(i)). Under the new Canadian GAAP standards, available-for-sale investments are carried at fair value on the consolidated balance sheet, with changes in fair value recorded in other comprehensive income, net of income taxes. As a result, effective January 1, 2007, there is no adjustment for unrealized holdings gains and losses on investments required to arrive at United States GAAP shareholders’ equity at December 31, 2007.

(F)    FINANCIAL INSTRUMENTS:
Effective January 1, 2007, the Company adopted the new Canadian GAAP accounting standards for financial instruments (note 2(h)(i)).

As a result, under Canadian GAAP, the Company now records the changes in fair value of cash flow hedging derivatives in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Under United States GAAP, these instruments are not accounted for as hedges but instead changes in the fair value of the derivative instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in the consolidated statements of income immediately. For the year ended December 31, 2007, the gain of $126 million ($226 million less income taxes of $100 million) was reclassified from other comprehensive income under Canadian GAAP to the consolidated statements of income for United States GAAP.

As a result of the application of the new Canadian GAAP standards, the Company separated the early repayment option on one of the Company’s debt instruments and recorded the fair value of $19 million related to this embedded derivative at January 1, 2007, with a corresponding decrease in opening deficit of $13 million, net of income taxes of $6 million. During 2007, the decrease in fair value of this early repayment option, amounting to $6 million, was recorded in the consolidated statements of income under Canadian GAAP. Under United States GAAP, the Company is not permitted to separate the early repayment option.

Effective January 1, 2007, under Canadian GAAP, the Company records all transaction costs for financial assets and financial liabilities in income as incurred. As a result, under Canadian GAAP, the carrying value of transaction costs of $39 million, net of income taxes of $20 million, was charged to opening deficit on transition at January 1, 2007. Under United States GAAP, the Company continues to defer these costs and amortize them over the term of the related asset or liability.

The impact of these changes on net income for the year ended December 31, 2007, is summarized as follows:

2007
Change in fair value of derivatives not accounted for as hedges under United States GAAP	$226
Decrease in fair value of prepayment option not accounted for under United States GAAP	6
Amortization of deferred transaction costs under United States GAAP	(22)
United States GAAP difference in net income, December 31, 2007, (pre-tax)	$210

The impact of these changes on shareholders’ equity is summarized as follows:

2007
United States GAAP difference in shareholders equity, December 31, 2006	$(519)
Canadian GAAP impact on adoption of new financial instruments standards (note 2(h)(i))	561
Impact of financial instruments United States GAAP differences on net income, net of income taxes of $100	110
Impact of financial instruments United States GAAP differences on other comprehensive income, net of income taxes of $100	(126)
United States GAAP difference in shareholders equity, December 31, 2007	$26

99    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(G)   STOCK-BASED COMPENSATION:
Effective January 1, 2006, the Company adopted the fair value method of recognizing stock-based compensation as prescribed by the Financial Accounting Standards Board (“FASB”) Statement No. 123(R), Share-Based Payments (“FAS 123(R)”). Prior to the adoption of FAS 123(R), the Company used the intrinsic value method to account for stock-based compensation under United States GAAP. The Company elected to apply the modified prospective transition method as permitted by FAS 123(R). In accordance with the transition method, the Company has included in its United States GAAP income the cost of the outstanding and unvested options commencing January 1, 2006, net of estimates for forfeiture rates. For Canadian GAAP, the Company adopted the fair value method of recognizing stock-based compensation expense beginning January 1, 2004.

As a result of the amendment to the stock option plans on May 28, 2007, all of the Company’s outstanding stock options can now be settled in cash at the discretion of the employee or director (note 20(a)(i)). Under United States GAAP, the cost of stock-based awards that are settled in cash, or may be settled in cash at the discretion of the employee or director, are required to be measured at fair value on each reporting date. Under Canadian GAAP, the liability and compensation cost for these awards are measured at the intrinsic value of the awards at each reporting date. In addition, under United States GAAP, the fair value is amortized to expense on a straight-line basis over the vesting period or, as applicable, over the period in which the employee is eligible to retire, whichever is shorter. Under Canadian GAAP, the intrinsic value is amortized to expense over the graded vesting period or, as applicable, over the period in which the employee is eligible to retire, whichever is shorter. As a result, stock-based compensation expense would be decreased by $3 million under United States GAAP for the year ended December 31, 2007.

At December 31, 2007, the recorded liability for these awards is $33 million lower under United States GAAP than recorded under Canadian GAAP.

Upon adoption of FAS 123(R), all outstanding options were remeasured at their fair value on the original date of grant with the unvested portion of these awards to be recognized over the remaining service period.

In 2006, the Company adopted the provisions of Emerging Issues Committee (“EIC”) Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, for Canadian GAAP. Under EIC 162, the Company was required to restate prior periods for the impact of stock-based compensation issued to employees eligible for retirement before the vesting date. For United States GAAP, upon adoption of FAS 123(R), the Company was only required to apply the provisions relating to employees eligible to retire prior to the vesting date to awards issued after January 1, 2006. As a result, for the year ended December 31, 2006, an additional $2 million of compensation expense was recorded under United States GAAP, relative to that recorded under Canadian GAAP, related to retirement-eligible employees.

(H)   PENSION LIABILITY RELATED TO FUNDED STATUS OF PENSION PLANS:
Under United States GAAP, the Company was required to adopt the recognition and disclosure provisions of FASB Statement No. 158 (“FAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as at December 31, 2006. Under FAS 158, the Company is required to recognize the funded status of defined benefit postretirement plans on the balance sheet with changes recorded in other comprehensive income (loss). The adoption of this standard resulted in an increase to accumulated other comprehensive income at December 31, 2006, of $50 million, net of income taxes of $27 million. For the year ended December 31, 2007, under United States GAAP, the Company recorded a decrease of $15 million to other comprehensive income, net of income taxes of $6 million to reflect the current period increase in the funded status differences.

(I)    INCOME TAXES:
Included in the caption “Income taxes” is the tax effect of various adjustments where appropriate. In addition, in 2007, the deferred tax liability of $254 million related to the historical outside basis difference of the Company’s investment in Rogers Wireless Inc. was reversed as a result of the amalgamation of Rogers Wireless Inc. and RCI. This resulted in an increase to income under United States GAAP of $254 million. In 2006, the Company released certain valuation allowances that were previously recorded under United States GAAP based on management’s assessment that it is more likely than not that these income tax assets will be realized.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. This interpretation prescribes the measurement and recognition criteria of a tax position taken or expected to be taken in a tax return. This interpretation was effective for the Company beginning January 1, 2007. The application of this interpretation did not have a material impact on the results of the Company under United States GAAP.

(J)   INSTALLATION REVENUES AND COSTS, NET:
For Canadian GAAP purposes, cable installation revenues for both new connects and re-connects are deferred and amortized over the customer relationship period. For United States GAAP purposes, installation revenues are immediately recognized in income to the extent of direct selling costs, with any excess deferred and amortized over the customer relationship period.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(K)   CONSOLIDATED STATEMENTS OF CASH FLOWS:
(i)    Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)   Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the total decrease in cash and cash equivalents in 2007 of $42 million would be nil and cash used in financing activities would be increased by $42 million. The total increase in cash and cash equivalents in 2006 in the amount of $85 million would be nil and cash used in financing activities would be decreased by $85 million.

(L)   OTHER DISCLOSURES:
United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2007, were $1,659 million (2006 – $1,287 million). At December 31, 2007, accrued liabilities in respect of PP&E totalled $133 million (2006 – $153 million), accrued interest payable totalled $87 million (2006 – $109 million), accrued liabilities related to payroll totalled $179 million (2006 – $234 million), and CRTC commitments totalled $2 million (2006 – $9 million).

(M)  PENSIONS:
The following summarizes the additional disclosures required and different pension-related amounts recognized or disclosed in the Company’s accounts under United States GAAP:

	2007	2006
Current service cost (employer portion)	$29	$24
Interest cost	34	32
Expected return on plan assets	(37)	(33)
Amortization:
Transitional asset	(10)	(10)
Realized gains included in income	1	1
Net actuarial loss	7	10
Net periodic pension cost under Canadian and United States GAAP	$24	$24
Accrued benefit asset under Canadian GAAP	$39	$34
Accumulated other comprehensive loss under United States GAAP, on a pre-tax basis	(115)	(97)
Net amount recognized in the consolidated balance sheets under United States GAAP	$(76)	$(63)

In addition to the amounts disclosed above, under United States GAAP, the net amount recognized in the consolidated balance sheets related to the Company’s supplemental unfunded pension benefits for certain executives was $24 million (2006 – $19 million). The total accumulated other comprehensive loss associated with the supplemental plan amounts to $8 million (2006 – $5 million), on a pre-tax basis.

(N)   RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS:
In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements. This new standard defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. This new standard is effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of this new standard.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities the option to measure financial instruments at fair value, thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. This statement is effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

101    ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations. The statement will require all business acquisitions to be measured at fair value, the existing definition of a business would be expanded, pre-acquisition contingencies would be measured at fair value, most acquisition-related costs would be recognized as expenses as incurred, as well as other changes. The statement is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Financial Statements. The statement will improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing new accounting and reporting standards. The statement is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

27.	SUBSEQUENT EVENTS:

(A)  In January 2008, the Company applied to the Toronto Stock Exchange (“TSX”) to make a Normal Course Issuer Bid (“NCIB”), which was accepted by the TSX on January 10, 2008, for purchases of its Class B Non-Voting shares through the facilities of the TSX. The maximum number of Class B Non-Voting shares which may be purchased pursuant to the NCIB is the lesser of 15 million, representing approximately 3% of the number of Class B Non- Voting shares outstanding at December 31, 2007, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases, will be determined by the Company considering market conditions, stock prices, its cash position and other factors.

(B)  On January 7, 2008, the Board approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share to be paid quarterly on each outstanding Class A Voting and Class B Non-Voting share.

(C)  On February 13, 2008, the Company announced that it has entered into an agreement to acquire Aurora Cable TV Limited (“Aurora Cable”). This transaction has not yet closed, pending CRTC approval, which is expected in 2008. Aurora Cable provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in Richmond Hill, Ontario.

ROGERS COMMUNICATIONS INC. 2007 ANNUAL REPORT    102